IMMUNEX® SUCCESS COUNTS



02029646

...OF ADVANCING ...NOLOGY, $...
...RE... ...ENTS, 4 ...
... 18 ... ...PMEN...
...DI... ...THA...
...RE... ...

IMMUNEX C...
Seattle, WA 9...
U.S. Lic. No. 1...




Untreated
IMMUNEX
Immunex ready to battle for place i
mmunex
1995
results

> *"There is a single light of science, and to brighten it anywhere is to brighten it everywhere."*
>
> — *Isaac Asimov, biochemist and prolific science writer, 1920–1992*

On January 23, 2002, Chris Kesser jogged through Seattle as part of a global relay. ¶ Chris's participation in the relay was no small feat for the 37-year-old who has battled psoriatic arthritis for 20 years. His achievement was due to the determination I so admire in every arthritis patient I meet, and the support of the newest therapy for psoriatic arthritis care — ENBREL® (etanercept). Today, Chris and hundreds of thousands of others with this debilitating disease have hope. Chris is living life his own way through therapy with ENBREL. ¶ Chris's run was but just one victory in a bright year in the 20-year history of Immunex. Among our significant achievements:

- *Tallying up record sales.* Product sales for 2001 reached $960 million, a 16 percent increase over 2000 sales.
  - > Quarter for quarter we continued to set new records for sales of ENBREL. 2001 sales were $762 million, a 17 percent increase over 2000. We also worked to expand manufacturing capacity to help keep up with growing demand.
  - > 2001 sales of LEUKINE® (sargramostim) surpassed $100 million for the first time, with more than $108 million in sales by year end.
  - > In its first full year of sales as the newest therapy for worsening multiple sclerosis, 2001 sales of NOVANTRONE® (mitoxantrone for injection concentrate) increased 19 percent over 2000.
- *Strengthening our financial position.* Top-line revenue growth drove strong operating cash flow and net income, as well as continued investment in our research and development programs. Cash and investments of $1.6 billion (of which approximately $750 million is restricted for the Helix Project™) has enabled us to pursue expanded infrastructure to support new scientific technologies, as well as large-scale commercial manufacturing.
- *Maximizing the potential of ENBREL.* A targeted, potent intervention for inflammation, ENBREL has changed the practice of rheumatology. Preliminary data from Phase 2 studies suggest that ENBREL also may have potential in the treatment of:
  - > Psoriasis — an inflammatory skin disease.
  - > Ankylosing spondylitis — an inflammatory disease of the spine.
  - > Wegener's granulomatosis — an inflammatory disease of the blood vessels.
- *Expanding our manufacturing capabilities and capacity to help meet current and future demand for ENBREL.* We are creating one of the most advanced biotechnology manufacturing centers in the world. We acquired the existing Rhode Island manufacturing plant, for which U.S. Food and Drug Administration regulatory approval is expected in the second half of 2002, and approximately 320 staff joined our ranks. We also began


immunex
Helix
project
SAFECO FIELD
ALL STAR GAME
Enbrel


$761.9M
$71.2M
$108.4M

construction on that site, of the BioNext Project™, which we expect will further expand our production capacity for ENBREL in 2005.

- *Demonstrating product development agility.* Positive results in signs and symptoms of psoriatic arthritis with ENBREL led to a new program in psoriasis, in which we are making great progress. We expect to begin another Phase 2/3 study in the first half of 2002.

Likewise, the design of our Phase 2/3 clinical study of ENBREL in chronic heart failure provided us with "checkpoints" along the way. We were able to stop the study early and redirect resources to other more promising product development initiatives, particularly studies of ENBREL in psoriasis. Similarly, when our Phase 2 studies of NUVANCE™ (IL-4R) in asthma showed early that the product provided no benefit to the treatment of asthma, we were able to redirect resources to another new investigational agent for that disease.

- *Increasing the number of molecules in pre-development.* We advanced three new product candidates into "transition" status — the stage at which we anticipate clinical development to commence within 12 to 18 months:
  > RANK, an inhibitor of bone resorption, may play a role in cancer and osteoporosis treatment. We expect to file an IND (investigational new drug) application in the second half of 2002.

  > TEK, an anti-angiogenesis factor, will be evaluated in the treatment of cancer.

  > Anti-IL-4R, an antibody that blocks both IL-13 and IL-4 signaling, may play a role in the treatment of asthma.
- *Advancing two exciting new products in clinical development.*
  > IL-1 receptor type 2 represents a new approach to the treatment of inflammatory disease. Phase 1 clinical studies are underway in rheumatoid arthritis, and we are exploring the role of this molecule pre-clinically in multiple diseases.

  > ABX-EGF, a product we are co-developing with Abgenix, interrupts the growth signals to tumor cells, and may prevent the growth of cancerous tumors... or perhaps even shrink existing tumors. We're pursuing clinical trials in several different types of cancer with this exciting new molecule.
- *Earning recognition for our business acumen.* In 2001, Immunex was added to the S&P 500, and *Fortune* magazine recognized Immunex both as the eighth "Fastest Growing Company in America" and one of the "100 Best Companies to Work for in America."

2002 is unfolding with multiple opportunities for Immunex. With anticipated expanded supply of ENBREL, we expect to be able to make a commitment to more patients, and also increase revenues that fuel our research and our business value. Our product pipeline is full — and new products are advancing through clinical development. We'll work to capitalize on new strengths in antibody engineering and vascular biology.

We also have the opportunity to become part of an exciting new biotechnology enterprise with increased revenues and potential. The proposed integration of Immunex into Amgen would unite two biotech industry pioneers, both of which have delivered on the promise of biotechnology with leading products. The product portfolio, scientific leadership, commercial expertise, and drive for results would create a strong foundation for the new Amgen in its aspiration to become the world's best human therapeutics company.

Our achievements in 2001, and those of Immunex employees over the past 20 years, are a source of great pride for all of us. Yet the power of biotechnology is just beginning to be realized. And I think again about Chris Kessel and the run he made, because within every Immunex employee is a similar spark of commitment and dedication — to creating the future of medicine and improving patients' lives. And that is the spark we call success.



Ed Fritzky
Chairman, CEO, and President


LYMPHOKINE
RECEPTORS AS
THERAPE
THE DNA STORY
IMMUNEX®
Creating the Fut



960
829
519
170
150
97 98 99 00 01
Product Sales Revenue
205
167
127
120
109
97 98 99 00 01
Research and Development Investment
762
652
367
13
—
97 98 99 00 01
Sales of ENBREL
170
154
44
1
(16)
97 98 99 00 01
Net Income (Loss)
224
172
113
23
15
97 98 99 00 01
Net Cash Provided by Operating Activities

(In millions of dollars)

	1997	1998	1999	2000	2001
Product Sales Revenue	149,672	169,907	519,287	828,828	959,586
Research and Development Investment	109,312	119,954	126,682	166,712	204,649
Sales of ENBREL	–	12,696	366,909	652,350	761,871
Net Income (Loss)	(15,772)	986	44,324	154,352	169,963
Net Cash Provided by Operating Activities	15,063	23,228	112,732	171,880	224,285

(In thousands of dollars)


LYMPHOKINE
RECEPTORS AS
THERAPEUTICS?
VibRAnt Lives Summit
St. Louis, MO June 1-3, 2001

A few years ago, Chris Kessel did the math. He was in his early 30s and realized that for nearly half his life, he'd struggled with the pain of psoriatic arthritis. He was only 17 when he was first diagnosed with arthritis — a teenager who loved football, soccer, baseball, and especially golf. Within four months he also developed psoriasis on various parts of his body, and then learned he had psoriatic arthritis. For Chris, the excruciating pain and swelling so common in patients with this crippling disease developed quickly. ¶ Soon this strong young man had to give up many of the athletic activities he loved, as well as dreams he'd hoped to achieve. [illegible]



His fingers, hands, and wrists moved pretty much as one unit. His ankles and feet weren't much better. Along with the physical toll on his body, Chris also experienced the mental and emotional difficulties that accompany a disease such as this. He was frustrated, angry, and depressed.

"At the worst time, the pain was probably a 9.5 out of 10, to the point I didn't feel like doing much," said Chris. "I've always been athletic and there came a time I couldn't do anything. I could no longer run or hold a golf club." But still industrious and determined, he eventually altered his golf clubs by designing a homemade grip that resembles a baseball bat.

Chris sought and received many treatments from many doctors. Most were only partially effective in relieving his pain. In 2000, Chris's doctor encouraged him to participate in a clinical trial of ENBREL for patients with psoriatic arthritis. Chris agreed.

Within two months, Chris experienced relief he thought he'd never again know.

"Since I enrolled in the psoriatic arthritis study, my health improved beyond what I had ever imagined," explains Chris. "That has been the biggest steppingstone — to get over the feeling of not knowing what was around the corner or what could be done. This drug provides such a great benefit — it provides hope that I can resume as normal a life as possible."

Now Chris can see his knuckles again. His fingers, hands, and wrists have significant movement. Running again, he took part in a ceremonial relay this winter. But perhaps the most telling sign of the active, full life that Chris has regained is the twinkle in his eye when he reports that he's taken 20–25 strokes off his golf game!


immunex
Seattle, Washington
Enbrel
etanercept
Immunex ready to battle for place i
"It's accidental that IL-2 arrives on the scene at the same time as AIDS. But it's a very nice happenstance."
TRAIL/Apo2L
TRAIL-R1 or -R2
FADD
FADD-DN
FLIP
proCaspase 8
Caspase 8
Bid
mitochondria
proCaspase 3
Caspase 9
Cyt-c
?

PRODUCT	THERAPEUTIC AREA	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	MARKETED	IMMUNEX CONTRACTUAL MARKETING RIGHTS	PATIENT NEED
[illegible]	Moderately to severely active rheumatoid arthritis (RA)					■	USA / CANADA [1]	There are more than one million sufferers of moderate to severe rheumatoid arthritis in the U.S.
	Moderately to severely active polyarticular-course juvenile RA					■		
	Inhibiting structural damage in patients with moderately to severely active RA					■		
	Psoriatic arthritis					■		Our most recent approval opens the potential of ENBREL to approximately 300,000 to one million patients in the U.S.
	Ankylosing spondylitis				■			This painful disease affects more than 200,000 patients in the U.S., often progressing to fusion of the spine.
	Wegener's granulomatosis				■			Wegener's granulomatosis typically causes inflammation and death of small to medium-sized arteries in the lungs and kidneys.
	Psoriasis							Phase 2/3 studies are under way in the treatment of this skin disorder.
NOVANTRONE® (mitoxantrone for injection concentrate)	Worsening forms of multiple sclerosis					■	USA	Worsening relapsing-remitting and secondary progressive MS affects more than 175,000 people in the U.S.
	Acute non-lymphocytic leukemia (ANLL)					■		This is the most common type of leukemia affecting adults; about 10,600 new cases are expected this year.
	Symptomatic advanced hormone-refractory prostate cancer					■		Prostate cancer is the second most common and second most deadly form of cancer affecting U.S. men.
[illegible]	Autologous and allogeneic bone marrow transplant					■	WORLDWIDE [2]	More than 30,000 Americans will receive a peripheral blood progenitor cell or bone marrow transplant this year.
	Bone marrow transplant engraftment failure or delay					■		
	Chemotherapy-induced neutropenia in acute myelogenous leukemia (AML)					■		Patients with chemotherapy-induced neutropenia become highly susceptible to life-threatening infections.
	Peripheral blood progenitor cell mobilization and post-transplantation support					■		
	Immune stimulation/immunomodulation for malignant melanoma				■			More than 50,000 new melanomas will be diagnosed in the U.S. this year.
	Mucositis				■			Mucositis is a major side effect of cancer chemotherapy that can render patients susceptible to secondary infections.
	Crohn's disease			■				
	Anti-tumor adjuvancy			■				
THIOPLEX® (thiotepa for injection)	Palliative treatment of a variety of cancers					■	USA	THIOPLEX is used to treat several cancer types, including breast and ovarian cancer.
[illegible]	Cancer			■			WORLDWIDE [3]	ABX-EGF is being studied in a number of cancers that overexpress the epidermal growth factor receptor, including some kidney, head and neck, lun[illegible]
IL-1R type 2	Rheumatoid arthritis		■				WORLDWIDE [4]	IL-1R type 2 blocks Interleukin-1, a cytokine that has been implicated in a number of diseases.
	Inflammation	■						
[illegible]	Rheumatoid arthritis		■				WORLDWIDE [5]	
TRAIL/Apo2L	Cancer	■					WORLDWIDE [6]	
[illegible]	Myeloma, bone metabolism	■					WORLDWIDE [4]	
TEK	Anti-angiogenesis/cancer	■					WORLDWIDE [4]	Angiogenesis is one of the mechanisms that tumors use to survive and grow in the body.
[illegible]	Anti-angiogenesis/cancer	■					WORLDWIDE [4]	
α-CD148	Anti-angiogenesis/cancer	■					WORLDWIDE [4]	
[illegible]	Cancer/autoimmunity	■					WORLDWIDE [4]	
α-TRAIL-R2	Cancer	■					WORLDWIDE [4]	
[illegible]	Asthma	■					WORLDWIDE [4]	Twenty-six million people in the U.S. have been diagnosed with asthma in their lifetime.
α-IL-18R	Inflammation	■					WORLDWIDE [7]	
[illegible]	Inflammation	■					WORLDWIDE [4]	
α-CD30L	Inflammation/autoimmunity	■					WORLDWIDE [7]	
[illegible]	Inflammation, RA	■					[illegible]	

Multi-phase trial. [1] Following regulatory approval, co-promoted with Wyeth (NYSE: WYE). [2] LEUKINE is only available in the U.S. [3] Immunex shares worldwide marketing rights with Abgenix, Inc.; Immunex rights subject to in rights held by Wyeth under a 1998 Product Rights Agreement. [4] Immunex holds worldwide marketing rights; subject to certain rights held by Wyeth under a 1998 Product Rights Agreement. [5] Developed by Genmab under a License Agreement for which Immunex retains an exclusive option to obtain rights to the product after Phase 2; subject to certain rights held by Wyeth under a 1998 Product Rights Agreement. [6] Immunex shares wide marketing rights with Genentech, Inc.; Immunex rights subject to certain rights held by Wyeth under a 1998 Product Rights Agreement. [7] Under development in collaboration with Cambridge Antibody Technology, subject to certain rights held by Wyeth under a 1998 Product Rights Agreement. [8] Licensed to Wyeth; if marketed, royalties would be payable to Immunex.







SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-12406

IMMUNEX CORPORATION

(exact name of registrant as specified in its charter)

Washington	51-0346580
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

51 University Street, Seattle, WA 98101
(Address of principal executive offices)

Registrant's telephone number, including area code (206) 587-0430

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [ ]

The approximate aggregate market value of the voting stock held by nonaffiliates of the registrant as of February 28, 2002 was: $7,769,539,784.82.

Common stock outstanding at February 28, 2002: 548,236,557 shares.

Documents incorporated by reference

(1) Portions of the Registrant's definitive proxy statement for the annual meeting of shareholders to be held on May 16, 2002, are incorporated by reference. We will file the definitive proxy statement with the Securities Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

TABLE OF CONTENTS

	Page
PART I	
ITEM 1. BUSINESS	1
General	1
Pending Merger with Amgen	2
Products	3
Cytokines and Cytokine Receptors	3
Marketed Products	3
Research and Product Development	5
New Indications for Marketed Products	5
Investigational Products in Human Clinical Trials	7
Preclinical Research and Development Pipeline	8
Research Collaborations	9
Relationship with AHP	11
Background	11
Governance Agreement	12
Product Rights Agreement	13
TACE Agreements	14
TNFR License and Development Agreement	14
Agreements Related to the Manufacturing of Enbrel	15
Enbrel Promotion Agreement	15
Voting Agreement	16
Marketing and Distribution	17
Enbrel	17
Leukine and Novantrone	17
Distribution	17
Competition	17
Enbrel	18
Leukine	20
Novantrone	20
Thioplex	21
Raw Materials and Supply	21
Overview	21
BI Pharma Supply Agreement	21
MedImmune Supply Transfer Agreement	22
Expansion of Manufacturing Facilities	22
Governmental Regulation	23
Patents, Licenses and Trademarks	24
Patents on Biological Products	24
Patents on Nonbiological Products	26
Patent and Technology Licenses	27
Trademarks	27
Properties	27
Personnel	28
Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price	29
Risks Related to Our Business	29
Risks Related to Our Share Price and Corporate Control	37
Risks Related to Our Proposed Merger with Amgen	38

		Page
ITEM 2.	PROPERTIES	39
ITEM 3.	LEGAL PROCEEDINGS	39
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	40
PART II		
ITEM 5.	MARKET PRICE OF THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS	41
ITEM 6.	SELECTED FINANCIAL DATA	41
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	42
	Overview	42
	Results of Operations	42
	Revenues	42
	Gross Margin	44
	Operating Expenses	44
	Merger-related Costs	46
	Other Income (Expense)	46
	Provision for Income Taxes	47
	Liquidity and Capital Resources	47
	Outlook	49
ITEM 7A.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK	52
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	53
	Consolidated Balance Sheets	54
	Consolidated Statements of Income	55
	Consolidated Statements of Shareholders' Equity	56
	Consolidated Statements of Cash Flows	57
	Notes to Consolidated Financial Statements	58
	Note 1. Organization	58
	Note 2. Basis of Presentation and Summary of Significant Accounting Policies	58
	Note 3. Investments	62
	Note 4. Property, Plant and Equipment	63
	Note 5. Helix Project	63
	Note 6. Long-Term Obligations	64
	Note 7. Shareholders' Equity	64
	Note 8. Sale of Product Rights	66
	Note 9. Income Taxes	67
	Note 10. Employee Benefits	68
	Note 11. Transactions with AHP	68
	Note 12. Commitments and Contingencies	71
	Note 13. Concentrations of Risk	72
	Note 14. Net Income per Common Share	73
	Note 15. Agreement to Merge with Amgen Inc	74
	Note 16. Subsequent Event	74
	Note 17. Quarterly Financial Results (unaudited)	75
	Report of Ernst & Young LLP, Independent Auditors	76
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	77

Page

PART III

ITEM 10.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT	77
ITEM 11.	EXECUTIVE COMPENSATION	77
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	77
ITEM 13.	RELATIONSHIPS AND RELATED TRANSACTIONS	77

PART IV

ITEM 14.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K	78

PART I

Item 1. Business

Our disclosure and analysis in this report and in our 2001 Annual Report to shareholders, of which this report is a part, contain forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. In particular, forward-looking statements include:

- information concerning possible or assumed future results of operations, trends in financial results and business plans, including those relating to earnings growth and revenue growth;
- statements about our merger with Amgen Inc., including with respect to business strategies, expected operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, and markets for our stock and Amgen's stock;
- statements about our product development schedule;
- statements about our expectations for regulatory approvals for any of our product candidates;
- statements about our future product manufacturing capabilities and product sales;
- statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;
- statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and other financing proceeds to meet these requirements;
- statements about the outcome of contingencies such as legal proceedings;
- other statements about our plans, objectives, expectations and intentions; and
- other statements that are not historical fact.

From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all of our forward-looking statements in this report, in our 2001 Annual Report and in any other public statements that we make may turn out to be wrong. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K. Also note that we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business under the caption *Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price* in this report. These are risks that we think could cause our actual results to differ materially from expected or historical results. Other risks besides those listed in this report could also adversely affect us.

General

We are a leading biopharmaceutical company dedicated to developing immune system science to protect human health. Applying our scientific expertise in the fields of immunology, cytokine biology, vascular biology, antibody-based therapeutics and small molecule research, we work to discover new targets and new therapeutics for treating rheumatoid arthritis, or RA, asthma and other inflammatory diseases, as well as cancer and cardiovascular diseases.

We have successfully developed two products, *Enbrel*® (etanercept) and *Leukine*® (sargramostim, GM-CSF), and are currently marketing in the United States four products treating multiple indications, *Enbrel, Leukine, Novantrone*® (mitoxantrone for injection concentrate) and *Thioplex*® (thiotepa for injection). Our products improve quality of life and help people enjoy longer, healthier and more productive lives. Our products are all currently marketed in the United States and *Enbrel* is also marketed in Canada. All are available by prescription only.

We are actively expanding our commercial manufacturing capacity. We currently operate a facility that produces *Leukine* in Seattle, Washington. On January 1, 2002, we purchased a manufacturing facility in West Greenwich, Rhode Island, from American Home Products Corporation, or AHP, that we and AHP have worked together to retrofit to accommodate the commercial production of *Enbrel*. We have begun preparing the supplemental filing for the Rhode Island manufacturing facility to obtain U.S. Food and Drug Administration, or FDA, approval for the facility and expect to complete the filing by mid-2002. We estimate FDA approval of this manufacturing facility in the second half of 2002. We have also broken ground on a new manufacturing facility adjacent to the retrofitted manufacturing facility in Rhode Island. When this facility is completed and approved by the FDA, which we estimate will occur in 2005, it is scheduled to produce *Enbrel* and possibly other products currently in development.

AHP beneficially owns approximately 41% of our outstanding common stock as of December 31, 2001. AHP is one of the world's largest research-based pharmaceutical and healthcare products companies.

We are a Washington state corporation and were founded in 1981. Our principle executive offices are located at 51 University Street, Seattle, Washington 98101-2936.

Pending Merger with Amgen

On December 17, 2001, we announced that we had entered into an Agreement and Plan of Merger with Amgen Inc. and AMS Acquisition Inc., a wholly-owned subsidiary of Amgen. Under the terms of the agreement, AMS Acquisition Inc. will be merged with and into us, we will become a wholly-owned subsidiary of Amgen and each issued and outstanding share of our common stock will be converted into the right to receive 0.44 of a share of Amgen common stock and $4.50 in cash. The merger cannot be completed unless certain conditions are satisfied, including the approval by Amgen stockholders of the issuance of shares of Amgen common stock in connection with the merger and the approval by our shareholders of the merger agreement. Approval of the merger agreement requires the affirmative vote of the holders of a majority of our common stock entitled to vote. AHP and two of its subsidiaries, MDP Holdings, Inc. and Lederle Parentals, Inc. have entered into a voting agreement with Amgen in which they have agreed, among other things, to vote their shares of our stock in favor of the merger. As noted above, AHP beneficially owns approximately 41% of our outstanding common stock as of December 31, 2001. The merger is also subject to antitrust laws, including the reporting and waiting provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. On January 7, 2002, we and Amgen made the required premerger notification filings with the Federal Trade Commission, or FTC, and the Antitrust Division of the Department of Justice. On February 6, 2002, the FTC requested additional information and documents from us and from Amgen. In connection with the proposed merger, we intend to sell the product rights to *Leukine*. The divestiture of *Leukine* is anticipated to occur only if the proposed merger is completed. Failure to complete the merger could have a material adverse effect on our financial condition and results of operations. We have provided additional information about some of the potential adverse effects of the proposed merger under the caption *Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price* in this report.

Products

Cytokines and Cytokine Receptors

Many of our current biotechnology products and products under development are recombinant analogs of cytokines and cytokine receptors. Cytokines are protein messengers that coordinate the functions of immune cells, which are white blood cells, and other types of cells and tissues. We have developed recombinant cytokine products capable of expanding and activating these immune cell populations, all of which must interact to provide a normal immune response.

Cytokines act upon their target cells by binding to specific cell surface receptors. The binding of a cytokine to its receptor triggers a complex series of events within a responsive cell that transmits the cytokine's signal to that cell. This signal can stimulate cell division or production of antibodies, enzymes or other cytokines. In this way, circulating cytokines can control and coordinate the function of cells located throughout the body.

We have also cloned and expressed genes encoding cytokine receptors. Using genetic engineering techniques, our scientists have produced soluble versions of cytokine receptors. A soluble cytokine receptor retains the ability to bind to a specific cytokine, but lacks that portion of the natural receptor that is attached to a cell. This property enables the soluble cytokine receptor to circulate in the body after administration, where it can bind to and inactivate specific cytokines. By preventing interaction of the cytokines with immune cells, the soluble cytokine receptor can stop the development of cytokine stimulated responses. We have shown with *Enbrel* that soluble cytokine receptors can be effective as therapeutics to counteract cytokine mediated diseases such as RA and psoriatic arthritis, or PsA.

Marketed Products

Our product revenues come from the following four marketed products and are discussed below.

Enbrel
Leukine
Novantrone
Thioplex

Enbrel. Enbrel is a soluble tumor necrosis factor, or TNF, receptor that inhibits the binding of TNF to TNF cell surface receptors, resulting in a significant reduction in inflammatory activity in RA and PsA. RA is a serious, chronic autoimmune disorder that causes the body's immune system to attack the lining of the joints, and can lead to joint deformity or destruction, organ damage, disability and premature death. Like RA, PsA is a chronic inflammatory disease causing joint pain and swelling that can lead to crippling along with inflamed and irritated scaly patches of skin throughout the body.

Following its launch in November 1998, *Enbrel* has been approved by the FDA for reducing signs and symptoms and inhibiting the progression of structural damage in patients with moderately to severely active RA. In May 1999, the FDA approved *Enbrel* for treating moderately to severely active polyarticular-course juvenile RA, or JRA, in patients who have had an inadequate response to one or more disease-modifying, antirheumatic drugs, or DMARDs. In December 2000, the Canadian Health Protection Bureau approved *Enbrel* in adults for reduction in signs and symptoms of moderately to severely active RA in patients who have had an inadequate response to one or more DMARDs. *Enbrel* is the only TNF inhibitor that can be used as a monotherapy, without methotrexate, and the only biologic response modifier approved for use as a first-line monotherapy for RA.

In January 2002, the FDA approved *Enbrel* for reducing the signs and symptoms of active arthritis in patients with PsA. As with RA, PsA patients can use *Enbrel* without methotrexate or with methotrexate in patients who do not respond adequately to methotrexate alone. *Enbrel* is currently the only FDA-approved treatment for PsA.

Revenues from sales of *Enbrel* were $761.9 million, or approximately 77% of our total revenue, in 2001, $652.4 million, or approximately 76% of our total revenue, in 2000, and $366.9 million, or approximately 68% of our total revenue, in 1999. We expect to continue to depend on sales of *Enbrel* for a substantial majority of our revenues.

Enbrel was the first in a new class of drugs, known as biologic response modifiers, for treating RA and PsA. *Enbrel* represents a new approach to RA and PsA management and the first breakthrough treatment in many years for people with RA and PsA, who previously were treated primarily with methotrexate, a DMARD. *Enbrel* is sold in a powder formulation and is administered to patients twice a week as a subcutaneous injection, which means that it is injected under the skin. Because RA and PsA are chronic disorders, patients must continue taking *Enbrel* to continue experiencing any beneficial effects of treatment.

Enbrel is a recombinant protein, which means that it is man-made by genetic engineering. *Enbrel* is based on a naturally occurring protein normally produced in the body and acts by binding to and neutralizing TNF thereby supplementing the body's natural process of regulating levels of TNF. TNF is one of the dominant cytokines or proteins that play an important role in the cascade of reactions that cause the inflammatory process of RA and PsA. It has been implicated in the pathogenesis of RA, PsA, psoriasis, ankylosing spondylitis, Wegener's granulomatosis, chronic heart failure, amyloidosis, myelodysplastic syndrome, cachexia and numerous other conditions.

Because demand for *Enbrel* was projected to temporarily exceed supply, we began an *Enbrel* enrollment program in November 2000 to help ensure uninterrupted therapy for United States patients prescribed *Enbrel* before January 1, 2001. The *Enbrel* enrollment program called for these patients to register with us and receive an enrollment number. Through an extensive outreach campaign, the vast majority of these patients successfully enrolled and are continuing to receive *Enbrel* therapy. Also, as of January 1, 2001, patients considering therapy with *Enbrel*, but not yet receiving treatment, were invited to enroll in the program and were placed on a waiting list. These patients receive *Enbrel* on a first come, first served basis once additional supply of *Enbrel* becomes available.

In August 2001, we announced the initiation of a 10,000-patient RA study designed to collect data on treatment practices, tolerability of therapies, and efficacy of current DMARDs and biologic response modifiers. The study is divided into two parts with part one a study of 5,000 RA patients requiring a change in DMARD therapy and part two a study of an additional 5,000 RA patients who will begin new treatment with *Enbrel*. Part one of the study began in 2001 and part two is planned to begin in 2002 when additional clinical supplies of *Enbrel* become available. Data from both parts is scheduled to be collected for at least five years.

We own rights to *Enbrel* in the United States and Canada, and AHP owns rights to *Enbrel* in all other countries. Accordingly, we do not receive either royalties or a share of gross profits from sales of *Enbrel* outside the United States and Canada. We and AHP are marketing *Enbrel* in the United States and Canada under the *Enbrel* promotion agreement, which we discuss under the caption *Relationship With AHP*.

Leukine. We launched *Leukine* in the United States in 1991 as our first marketed product. *Leukine* is a yeast produced granulocyte-macrophage colony stimulating factor, or GM-CSF. *Leukine* is a recombinant form of a protein, called a cytokine, that is almost identical to a protein normally produced in the body. *Leukine* helps to increase the number and improve the function of specific types of white blood cells. These white blood cells, which are made in the bone marrow, help prevent infections.

The FDA has approved *Leukine* for the following indications:

- facilitating allogeneic and autologous bone marrow transplant therapies currently used for treating acute myelogenous leukemia, lymphoma and Hodgkin's disease, and in rescuing patients whose bone marrow transplant grafts have failed;

- accelerating neutrophil recovery and reducing mortality in treating patients with acute myelogenous leukemia; and
- for use in peripheral blood progenitor cell mobilization and post-transplantation support.

Leukine is only available in the United States and is marketed by our specialty sales force. While *Leukine* is available in both multi-dose liquid and powder formulations, most of our sales are of the multi-dose liquid formulation. Revenues from sales of *Leukine* totaled $108.4 million, or approximately 11% of our total revenue, in 2001, $88.3 million, or approximately 10% of our total revenue, in 2000, and $69.1 million, or approximately 13% of our total revenue, in 1999.

Novantrone. Novantrone is a compound similar to doxorubicin and idarubicin, two chemotherapeutic agents frequently used to treat some cancers, but with a molecular change that results in less damage to the heart.

The FDA has approved *Novantrone* for the following indications:

- initial therapy of acute nonlymphocytic leukemia;
- in combination with steroids for treating patients with pain related to hormone refractory prostate cancer; and
- reducing neurologic disability and/or the frequency of clinical relapses in patients with secondary progressive, progressive relapsing or worsening relapsing-remitting MS.

In October 2000, the FDA approved *Novantrone* for the MS indication described above. MS is a chronic, debilitating disease of the central nervous system that can result in a variety of symptoms that range from numbness in the limbs to complete paralysis. *Novantrone* is sold in a concentrated liquid form for injection. Revenues from sales of *Novantrone* totaled $71.2 million, or approximately 7% of our total revenue, in 2001, $59.9 million, or approximately 7% of our total revenue, in 2000, and $44.5 million, or approximately 8% of our total revenue, in 1999.

Thioplex. Thioplex is a powder formulation of thiotepa for injection. Thiotepa is a cytotoxic agent, which means that it kills cells. *Thioplex* is approved for the palliative treatment of a wide variety of tumor types, which means that it alleviates symptoms without curing the underlying disease. The FDA has approved *Thioplex* for a number of oncology indications. In 2001, *Thioplex* began to face generic competition.

Research and Product Development

Since Immunex was founded in 1981, we have focused our scientific efforts on understanding the biology of the immune system. Our goal is to understand the complex interactions between cells of the immune system and other tissues that can trigger the underproduction or overabundance of key immune system components, leading to or perpetuating serious human diseases. From this research focus we have created a portfolio of proprietary molecules and other technology that has produced a number of promising biological therapeutic candidates. We intend to further solidify our position as a leader in the innovation and commercialization of products that treat a variety of immune system disorders and inflammatory diseases and to expand our new product development into treating numerous other conditions. We spent $204.6 million in 2001, $166.7 million in 2000 and $126.7 million in 1999 on research and development. These amounts include expenses related to third-party research collaborations and the acquisition of third-party rights to development stage products.

New Indications for Marketed Products

We believe that an efficient way to generate increased revenue is to add new indications to a product that is already being marketed. We have increased our focus on development activities to find potential new indications for our existing drugs. By securing new indications, our strategy is to build pharmaceutical franchises and expand the commercial usefulness and revenue-producing ability of our key products. We are studying our key marketed products in the indications and research areas listed below.

Enbrel. We are seeking to expand the indications of *Enbrel* to include the following disorders, which are characterized by poor regulation of TNF:

- ***Psoriasis.*** Psoriasis is a skin disorder that most commonly appears as inflamed swollen skin lesions, which can be extremely painful and disfiguring. In August 2001, we announced the results of a six-month randomized, placebo-controlled, double-blind Phase 2 clinical trial indicating that psoriasis patients treated with *Enbrel* experienced significant improvement compared to patients who were treated with placebo. We also collected data in our Phase 2 and 3 clinical trials in psoriatic arthritis that will assist us in evaluating the safety and efficacy of *Enbrel* in treating patients with psoriasis. We commenced a Phase 2/3 dose ranging clinical trial in psoriasis in the fourth quarter of 2001. We anticipate beginning another Phase 2/3 clinical trial in psoriasis during the first half of 2002. We currently expect data from the first Phase 2/3 trial to be available in 2002 and data from the second Phase 2/3 trial to be available in the first half of 2003. Although regulatory approval is never certain, we currently estimate FDA approval in 2004.
- ***Ankylosing spondylitis.*** Ankylosing spondylitis is a unique form of chronic inflammatory arthritis characterized by joint stiffness, pain and extra bone growth that can result in partial or complete fusion of the spine. In November 2001, we announced results of a four-month randomized, placebo-controlled, double-blind Phase 2 clinical trial of *Enbrel* in patients with ankylosing spondylitis. In the trial, patients receiving *Enbrel* achieved a positive clinical response compared to patients receiving placebo. In the fourth quarter of 2001, we initiated a large Phase 3 clinical trial in ankylosing spondylitis. We currently expect to complete this trial in the second half of 2002.
- ***Wegener's granulomatosis.*** Wegener's granulomatosis is an uncommon disease, characterized by inflammation of the blood vessels and primarily involving the lungs, kidneys, and upper respiratory tract. Following the announcement of positive Phase 2 results in 2000, we are supporting two Phase 2/3 clinical trials of *Enbrel* in Wegener's granulomatosis.

We are also researching the use of *Enbrel* in treating amyloidosis, myelodysplastic syndrome, cachexia and numerous other conditions.

In March 2001, we announced that guidance from an independent data monitoring board indicated that ongoing studies of *Enbrel* in chronic heart failure, or CHF, would not be able to meet efficacy endpoints. Based on this guidance, we and AHP ended two large randomized, placebo-controlled, double-blind Phase 2/3 clinical trials of *Enbrel* in patients with CHF. We are currently completing the analysis of all data from these studies.

Leukine. A number of clinical trials are underway to investigate whether *Leukine* could be approved for additional uses. These investigational uses include:

- ***Crohn's Disease.*** In the fourth quarter of 2001, we initiated a randomized, placebo-controlled, double-blind Phase 2 clinical trial of *Leukine* in patients with Crohn's disease. We currently expect to complete this trial in the second half of 2002.
- ***Malignant Melanoma.*** In 1997, we announced positive results of an open-label Phase 2 clinical trial of *Leukine* as an adjuvant therapy following surgery to remove tumors in patients with advanced melanoma who were at high risk for relapse or death. This trial demonstrated that using *Leukine* as a therapy following surgery increased the one-year survival rate of patients with advanced stages of malignant melanoma when compared to matched historical control patients. We are supporting a controlled Phase 3 trial of *Leukine* in this patient population with a cooperative oncology group.
- ***Mucositis.*** Data from pilot clinical trials have indicated that *Leukine* may ameliorate chemo/radiotherapy-induced oral mucositis. We are supporting a controlled Phase 3 clinical trial of this potential indication with a cooperative radiation-oncology group.

- ***Anti-tumor Adjuvancy.*** We are supporting Phase 2 clinical trials conducted by an oncology group to study the potential of *Leukine* as an immune adjuvant therapy in several forms of cancer.

Investigational Products in Human Clinical Trials

We or our collaborators are studying the following proprietary investigational biotechnology products in the indications and research areas listed below.

ABX-EGF. In July 2000, we entered into a joint development and commercialization agreement for ABX-EGF, a fully human antibody created by Abgenix, Inc. ABX-EGF targets the receptor for human epidermal growth factor, or EGFr, which is overexpressed on some of the most prevalent human tumor types, including lung, prostate, pancreatic, colorectal, renal cell and esophageal. It has been demonstrated that cancer cells can become dependent on growth signals mediated through EGFr for their survival. ABX-EGF in mouse models can both eradicate established human tumors and block the growth of human tumors.

In May 2001, we announced preliminary results from an ongoing Phase 1 clinical trial of ABX-EGF as monotherapy, without concomitant chemotherapy, in patients with various types of cancer. The primary objective of this Phase 1 clinical trial is to evaluate the tolerability of ABX-EGF at multiple dose levels. Following the announcement of the preliminary Phase 1 results, we and Abgenix initiated a series of Phase 2 clinical trials to evaluate the tolerability and efficacy of ABX-EGF for the treatment of several types of cancers. These include clinical trials in patients with kidney, colorectal, prostate and non-small cell lung cancer.

IL-1 Receptor Type 2. Overproduction or inappropriate production of interleukin-1, or IL-1, has been implicated in the development of autoimmune, inflammatory and allergic diseases such as RA, diabetes, asthma, systemic lupus erythematosus and inflammatory bowel disease, and also in the development of osteoporosis, septic shock, stroke and periodontal disease. We have been developing IL-1 Receptor Type 2, a natural regulator of IL-1. IL-1 Receptor Type 2 works by competitively binding IL-1, which prevents IL-1 from binding to cell-surface receptors, potentially preventing a signal to the cell which can lead to inflammatory disease. Based on preclinical data, we believe that IL-1 Receptor Type 2 may be of therapeutic value in treating a number of inflammatory diseases such as those mentioned above, either alone or in combination with *Enbrel*. In July 2001, we announced the initiation of a Phase 1 clinical trial program of IL-1 Receptor Type 2 in RA to assess tolerability. We currently expect to have results from this program in mid-2002. Pending these results, we expect to begin a Phase 2 clinical study in the second half of 2002.

HuMax™-IL-15. In May 1999, we entered into an agreement with Genmab A/S, or Genmab, for HuMax-IL-15, a fully human antibody against interleukin-15, or IL-15. IL-15 is a cytokine that plays a role in the cascade of reactions that cause the inflammatory process involved in diseases such as RA, psoriasis and Crohn's disease. Under the terms of the agreement, Genmab is responsible for developing, at its cost, HuMax-IL-15 through Phase 2 clinical trials, but we retain an exclusive option to assume development responsibility of Phase 3 clinical trials, and then to market and sell HuMax-IL-15 should it receive FDA approval. In October 2001, Genmab announced the initiation of a Phase 1/2 clinical trial of HuMax-IL-15 in patients with RA.

Preclinical Research and Development Pipeline

Innovation by our research and development operations is very important to the success of our business. Our goal is to discover, develop and bring to market innovative products that address major unmet healthcare needs. This goal has been supported by our substantial research and development investments. To obtain the most value from our development portfolio, we are focusing first on those product candidates that we believe have the largest market potential. Our most promising preclinical candidates are described below.

Molecule	Indication/Research Area	Status
• Receptor activator of nuclear factor Kappa B, or RANK	Bone metabolism, multiple myeloma	Preclinical
• α-IL-4R	Asthma	Preclinical
• TNF Related Apoptosis Inducing Ligand, or TRAIL/Apo2 ligand	Cancer	Preclinical; collaboration with Genentech, Inc.
• TEK/ORK/TIE2	Anti-angiogenesis, cancer	Preclinical
• α-IL-18R	Inflammation	Preclinical; collaboration with Cambridge Antibody Technology Limited, or CAT
• α-CD30L	Inflammation/ autoimmunity	Preclinical; collaboration with CAT
• α-TRAIL-R2	Cancer	Preclinical; collaboration with Abgenix
• α-4-1BB	Cancer, autoimmunity	Preclinical
• α-CD148	Anti-angiogenesis	Preclinical
• TWEAK inhibitor	Anti-angiogenesis, cancer	Preclinical
• α-IL-1R Type 1	Inflammation	Preclinical
• TNF-alpha converting enzyme, or TACE, antagonist	Inflammation, RA	Preclinical; licensed to AHP

RANK. We have obtained preclinical data suggesting that RANK could be useful to treat cancer and are focused on developing the molecule as a treatment for multiple myeloma. In addition, stimulation of the receptor RANK results in development of osteoclasts, which resorb bone. We are also evaluating the potential of a soluble RANK receptor as an inhibitor of osteoclast development for osteoporosis and other conditions of bone resorption. Pending the results of further preclinical studies, we anticipate filing an IND for RANK in the second half of 2002.

α-IL-4R. We have initiated a therapeutic monoclonal antibody program to develop fully human monoclonal antibodies. We are developing an antibody directed against the IL-4R alpha chain. This receptor molecule is part of the receptor complex for both IL-4 and IL-13, two cytokines demonstrated to be important in the treatment of asthma and atopic diseases. Atopic diseases are characterized by symptoms of hay fever, asthma or hives, which are triggered upon exposure to antigens. Preclinical work with an antibody which blocks both mouse IL-4 and IL-13 from binding to their respective receptors has demonstrated that blocking both cytokines may provide beneficial biological control of disease signs and symptoms. We have derived fully human candidate antibodies of high affinity and with the ability to block binding and biological function of human IL-4 and IL-13. Following the receipt of positive results from preclinical studies of the IL-4 and IL-13 antibodies, we expect to file an IND in 2003.

TRAIL/Apo2L. In May 1999, We entered into a worldwide collaboration with Genentech to co-develop and market TRAIL/Apo2L. In animal models, TRAIL/Apo2L appears to suppress tumor growth and cause remission of tumors by a direct and specific mechanism known as apoptosis. TRAIL/Apo2L binds to distinct receptors found on many tumor cells and signals these cells to destroy themselves through apoptosis. In preclinical research, TRAIL/Apo2L has been shown to cause a wide variety of tumor cells in animal models to undergo apoptosis while sparing normal cells. Preliminary toxicology studies have shown that combinations of TRAIL/Apo2L with *Cisplatin®* (platinol) can cause liver damage. Additional studies to understand the generalizability of this observation to other chemotherapies and the mechanism of action are being pursued prior to filing an IND.

TEK/ORK/TIE2. We cloned the human receptor tyrosine kinase, called TEK, and received a patent on the DNA encoding TEK. Tek is the receptor for the angiopoietins that stimulate the process of blood vessel development. We have constructed a soluble TEK molecule, which has been shown in preclinical models to prevent tumor angiogenesis, or new blood vessel development. This molecule has also been shown to retard tumor growth in experimental models of cancer. ORK and TIE2 are other names for TEK.

Therapeutic Monoclonal Antibodies. In addition to the antibody targeted against IL-4R mentioned above, we have identified as part of our therapeutic monoclonal antibody program candidate antibodies that are directed against CD148, 4-1BB, TRAIL-R2, IL-4R, IL-18R, IL-1R Type 1, CD30L and TWEAK receptor. Within this group of antibodies, the antibodies targeted against CD148, 4-1BB, TRAIL-R2 and TWEAK-R are each being investigated as potential treatments for cancer. Finally, inflammation and autoimmunity is the research focus of our antibodies targeted against IL-18R, IL-1R Type 1, 4-1BB and CD30L. In addition to these antibodies, we are actively validating other targets for our antibody development program.

TACE. TACE, or TNF-alpha converting enzyme, is a metalloprotease that releases TNF and a variety of other proteins from the cell surface. In 1995, we entered into research and license agreements with AHP under which we granted AHP exclusive worldwide rights to develop compounds that inhibit TACE. AHP is working to develop therapeutically useful inhibitors.

Research Collaborations

The biotechnology industry is moving rapidly to discover and develop novel therapeutics, in part by utilizing the rapidly accumulating knowledge concerning the human genome. Several biotechnology companies have accumulated significant genetic information from large-scale genomic DNA sequencing. Much of these data have already been incorporated into patent applications by these companies, and these companies will be incorporating more of these data into future patent applications. We currently do not know the impact that this patent application activity will have on our future gene discovery efforts. We have entered into a number of important research collaborations using varied technology platforms in our continuing efforts to identify new drug candidates and capitalize on research and knowledge developed by others. Our corporate collaborators include: Abgenix, Affymetrix, Inc., Array Biopharma, Inc., CAT, Celera Genomics, Digital Gene Technologies, Inc., Genentech, Genesis Research and Development Corporation Limited, Genmab, Lexicon Genetics, Inc., Medarex, Inc., and Evotec OAI. The following discussion summarizes our key collaborations.

Abgenix. In July 2000, we entered into a joint development and commercialization agreement with Abgenix for ABX-EGF, a fully human antibody created by Abgenix. Under the agreement, we made two license fee payments to Abgenix upon signing of the agreement and upon commencement of Phase 2 clinical trials of ABX-EGF. Development and commercialization costs will be shared equally, as would any potential profits from sales of ABX-EGF. We have formed a joint steering committee and project team with Abgenix that will manage the development process, for which each company will share responsibility, and allocate clinical responsibilities. Abgenix has responsibility for completing the ongoing Phase 1 clinical trial, we share responsibility with Abgenix for ongoing and future Phase 2 clinical trials and we have primary responsibility for future Phase 3 clinical trials. If the clinical trials for ABX-EGF are successful and regulatory approval is received, we would play the primary role in marketing ABX-EGF, while Abgenix would retain co-promotion rights.

In November 2000, we entered into a second collaboration with Abgenix to jointly discover, develop and potentially commercialize up to ten fully human monoclonal antibody therapies for the treatment of various forms of cancer. Each company will contribute five cancer-specific antigen targets during the first five years of the collaboration. Abgenix will be responsible for generating, screening and characterizing human monoclonal antibodies directed against each antigen target. We will be responsible for the performance of preclinical studies of the antibodies. Each company will have an option, exercisable at various stages of development of each antibody, to continue or discontinue its participation in the development of the antibody. If both companies decide to continue in development of an antibody, the development and commercialization costs will be shared equally, as would any potential profits from the sale of the antibody. If only one company decides to continue in the development of an antibody, it may do so at its own expense and would then be required to pay the other company a royalty on product sales.

Genentech. In May 1999, we entered into a worldwide collaboration with Genentech to co-develop and market TRAIL/Apo2L. Each company had previously conducted extensive preclinical testing of different forms of TRAIL/Apo2L. The companies have formed a joint steering committee and project team which has selected Genentech's lead molecule for development, which will manage the development process, and allocate clinical, manufacturing and marketing responsibilities to each company. We and Genentech each have filed patent applications covering TRAIL/Apo2L and its uses, and we were awarded a patent covering the TRAIL gene in June 1998. Under the terms of the collaboration agreement, the companies will share all development and commercialization costs. If TRAIL/Apo2L is successful in possible future clinical trials and receives regulatory approval, both companies have the right to co-promote TRAIL/Apo2L worldwide, and will share profits from the worldwide sales of the product.

Cambridge Antibody Technology. In December 2000, we entered into a five-year agreement with CAT to obtain a non-exclusive license to CAT's proprietary antibody phage display library for the discovery, development and potential commercialization of human monoclonal antibodies. Pursuant to the agreement, we pay a license fee to utilize the antibody library for reagent generation and target validation in support of our drug discovery programs. In addition, we will receive eight exclusive therapeutic antibody product options to develop antibodies against up to eight specific targets selected by us. The exercise of an exclusive product option will require us to pay CAT clinical milestone fees and royalty payments on product sales. If, after exercising an exclusive product option, we decide to terminate development of the antibody associated with that option, then we and CAT have the opportunity to co-develop the antibody or CAT has an option to solely develop the antibody, which would require CAT to pay us clinical milestone fees and royalty payments on product sales. We have already exercised an exclusive product option to develop antibodies against a specific target.

In May 2001, we entered into a collaboration agreement with CAT to jointly discover, develop and potentially commercialize two particular antibodies against IL-18R and CD30L for the potential treatment of inflammatory and autoimmune disorders. Under the agreement, each company will share equal responsibility for all research and development, and split equally any potential profits generated by product sales. We contribute two proprietary targets, scientific and development expertise to the collaboration. CAT contributes its proprietary human antibody phage display technology and high throughput screening capabilities to identify human antibodies.

Genmab. In October 2001, we entered into a license agreement and granted Genmab a worldwide exclusive license under our patents to research, develop and commercialize antibodies against IL-15 and IL-15 receptor. Under the terms of the resulting collaboration, Genmab has responsibility for creating the antibodies against these targets and for developing them through Phase 2 clinical trials. We retain an exclusive option on each of these antibodies exercisable after Phase 2 clinical trials. Should we exercise our option for an antibody, we would complete the clinical development and would pay Genmab a license fee, milestones and share profits upon commercialization. If we do not exercise our option, Genmab will retain the right to continue to develop and potentially commercialize the antibodies and would pay milestone fees and royalties to us.

Celera. In June 2000, we entered into a five-year comprehensive genomics agreement with Celera Genomics, including a subscription to Celera's current database products. The database subscription gives our researchers access to four databases developed by Celera until 2005, which is extendable until 2007 at our option. All four of Celera's databases include Celera proprietary information, as well as publicly available data. Access to the databases also provides us with associated comprehensive bioinformatics systems and tools for viewing, browsing and analyzing genomic information. We may have to make clinical milestone and royalty payments for products created using Celera database products.

Medarex. In January 1999, we entered into an agreement with Medarex to access Medarex's HuMab transgenic mouse technology for the development of fully human antibodies to disease targets identified by us. We will develop and commercialize human antibody products resulting from this agreement. We are obligated to pay Medarex technology access fees and could be required to pay research payments, license fees and milestone payments, as well as royalties on commercial sales of products resulting from our agreement.

Relationship with AHP

Background

In June 1993, we merged with American Cyanamid Company's Lederle Oncology business. In November 1994, AHP acquired all of the outstanding shares of common stock of Cyanamid. Thus, AHP became the owner of Cyanamid's then approximate 54% interest in our common stock. AHP reduced its ownership interest in our common stock by participating in our public offering in November 2000 as a selling shareholder and, as of December 31, 2001, AHP beneficially owns approximately 41% of our outstanding common stock. Before AHP's purchase of Cyanamid, we entered into an agreement with AHP under which AHP agreed to protect our rights under our agreements with Cyanamid and be bound by Cyanamid's obligations under these agreements. AHP or, in some cases, divisions or affiliates of AHP have assumed some of the rights and obligations of Cyanamid under the agreements that we entered into with Cyanamid at or after the time of the 1993 merger, including various supply, license and distribution agreements. In the following discussion, AHP refers to AHP, or its various divisions or affiliates, including Cyanamid.

Immunex and AHP are parties to numerous agreements that AHP assumed from Cyanamid or that Immunex entered into directly with AHP. The agreements summarized below, in particular the governance agreement and the product rights agreement, establish the framework for our ongoing relationship with AHP. The summary is not complete and is qualified in its entirety by reference to the governance agreement and the product rights agreement themselves, which are filed as exhibits to various reports, proxy statements or other information we have filed with the SEC. In addition, as noted below, a number of these agreements will be modified (or, in some cases, terminated) upon the effectiveness of our proposed merger with Amgen. AHP has entered into certain agreements with Amgen to take effect if and when the merger is completed. We have noted certain of these agreements in this report, although we are not a party to any of these agreements. For more information on these agreements, you should refer to the definitive joint proxy statement/prospectus relating to the proposed merger, and Amgen's registration statement on Form S-4, filed with the SEC.

Governance Agreement

The governance agreement includes, among other matters, provisions relating to:

- our corporate governance, including the composition of our board of directors;
- AHP's right to purchase additional shares of our common stock from us if specified events occur;
- future purchases and sales of our common stock by AHP;
- the requirement that members of our board designated by AHP approve specified corporate actions; and
- the requirement that a supermajority of the members of our board approve specified corporate actions.

In August 2000, we and AHP amended some terms of the governance agreement. The changes took effect in November 2000, after AHP's ownership interest in our common stock fell below 45% as a result of its participation as a selling shareholder in our public offering.

Under the governance agreement, AHP is prohibited from transferring shares of our common stock except in an underwritten public offering, or as permitted by the volume and manner of sale limitations of Rule 144 under the Securities Act of 1933, as amended, or to a wholly-owned AHP subsidiary. Also, except in an underwritten public offering, AHP may not transfer an amount in excess of 1% of the outstanding shares of our common stock on any given day, nor may any AHP transfer result in the creation of a 5% shareholder of our common stock.

AHP may, however, transfer all, but not less than all, of the shares of our common stock it beneficially owns to any other person other than an affiliate of AHP, provided that the other person has offered to acquire all of our outstanding shares of common stock on the same terms and conditions as those offered to AHP. If AHP intends to transfer its shares of our common stock, AHP is required to notify us of that intent and, for three months after that notice, we have the opportunity to present to AHP a potential buyer willing to purchase all, but not less than all, of the shares of our common stock beneficially owned by AHP and its wholly-owned subsidiaries. In the event that we present a potential buyer, AHP may not consummate a sale on terms less favorable to AHP than those proposed by the potential buyer.

The governance agreement will terminate when AHP beneficially owns 95% of all classes and series of our common stock, or when AHP no longer owns any of our common stock. Concurrently with the signing of the merger agreement, Amgen and AHP entered into an agreement regarding governance and commercial matters that will become effective upon the consummation of the merger. Pursuant to this agreement regarding governance and commercial matters, AHP has agreed to take all action reasonably requested by Amgen to terminate the governance agreement.

If our proposed merger with Amgen is completed, AHP will beneficially own approximately 8% of the combined entity (based on the number of Amgen and Immunex shares outstanding as of December 31, 2001). AHP entered into a Stockholders' Rights Agreement with Amgen in connection with the execution of the merger agreement containing certain provisions relating to Amgen corporate governance and AHP's conduct as a stockholder of Amgen. Among other things, AHP has agreed with Amgen:

- not to participate in a proxy contest relating to Amgen or otherwise seek to control or influence Amgen's management, board of directors or policies at any time before December 16, 2006;
- to vote its shares in accordance with the recommendation of the Amgen board of directors until its beneficial ownership falls below 2% of the outstanding shares of Amgen common stock;
- not to sell any of the Amgen stock acquired in the merger for a period of 90 days following the completion of the merger; and
- to abide by specified quarterly volume limitations for any proposed transfer of Amgen common stock after the lock-up period expires.

Amgen has agreed to file a shelf registration statement after the closing of the merger registering the resale from time to time by AHP of the Amgen common stock received by AHP in the merger. Amgen also granted additional demand registration rights to AHP, as specified in the stockholders' rights agreement, beginning on the first anniversary of the closing of the merger, and "piggy back" rights to participate in any underwritten public offering proposed by Amgen (if any), subject to customary limitations. Except as noted above, the stockholders' rights agreement between Amgen and AHP would terminate on the first date on which AHP beneficially owns less than 5 million shares of Amgen common stock.

Product Rights Agreement

In July 1998, we entered into a product rights agreement with AHP, under which we granted AHP an option to obtain royalty-bearing worldwide exclusive licenses to a limited number of our products for all clinical indications. This option is referred to as a "product call." Under the product rights agreement, AHP also owns a right of first refusal to our covered products and technologies that may only be exercised if our board decides that we will not market a covered product or technology by ourself in any part of the world where we have or acquire marketing rights. AHP's right of first refusal, which is subject to specified negotiation periods and establishment of mutually acceptable terms, applies to our covered products and technologies in all fields, including ABX-EGF, IL-1 Receptor Type 2 and TRAIL, but not including *Leukine*, IL-15 and several of our other products. We are not obligated to accept any offer for our covered products and technologies under AHP's right of first refusal.

The product rights agreement provides AHP with a product call for up to four of our products over the period discussed below. The product rights agreement also provides that AHP must exercise a product call within specified time periods beginning with our decision to formally designate the product as an investigational new drug, or IND, track product and ending when the first positive Phase 2 clinical data for that product is available, or AHP will lose the right to use a product call on that product. Some of our products are excluded from AHP's product calls, including *Enbrel*, *Nuvance*, *Leukine*, *Novantrone*, IL-15, any product we marketed on or before July 1, 1998, and several other products. We are currently within the time period during which AHP may exercise a product call with respect to ABX-EGF, IL-1 Receptor Type 2 and TRAIL/Apo2L. We are developing ABX-EGF in collaboration with Abgenix and TRAIL/Apo2L in collaboration with Genentech. AHP's product call with respect to ABX-EGF and TRAIL/Apo2L covers only our, and not our collaborators', rights to the product.

If AHP exercises a product call for one of our products, we will enter into an elected product agreement with AHP granting AHP exclusive worldwide rights (or if less than exclusive worldwide rights are held by us, all of our rights) to this product for all indications. Under the elected product agreement, AHP will pay us an initial fee, milestone payments and royalties on any future worldwide net sales of the product after regulatory approvals. The initial fee, milestone payments and royalties are determined by the development stage of the product when AHP exercises the product call. In total, the initial fees and milestone payments range from $25 million if we have given the product IND status, up to $70 million if we have given notice to AHP that data from the first positive Phase 2 clinical trial results are available for the product. The royalties AHP pays to us increase based on the development stage of the product and based on the product attaining specified annual net sales thresholds.

Under the product rights agreement, we have the right to keep ownership of up to two of our products for which AHP has exercised product calls, referred to as a "conversion right," in exchange for our commitment to pay milestone payments and royalties to AHP and, in the case of the second exercise of our conversion right only, an initial fee. Our milestone payments to AHP are fixed at one-half the amount AHP would otherwise pay us for a product call, and our royalties payable to AHP are always fixed at the lowest of the four levels of royalties that AHP would otherwise pay us after exercising a product call. If we exercise one of our conversion rights for one of our products, which must be exercised within 30 days after AHP exercises one of its product calls, we will enter into a converted product agreement with AHP for the product that provides for us to make payments to AHP as discussed above, unless AHP has exercised its option to obtain a replacement product call, as discussed below. We cannot exercise our conversion rights on both of the first two product calls AHP exercises. If we exercise a conversion right, AHP may within 30 days elect to obtain one replacement product call from us. AHP's right to elect a replacement call may be exercised only one time. If AHP makes this election, AHP waives its right to receive any applicable initial fee, milestone payments and royalties from us on this converted product. If either party exercises its rights under the product rights agreement and acquires or retains rights to one of our products, the company that exercised these rights assumes independent development responsibility for that product, including the payment of all costs for future product development.

AHP's rights to exercise product calls under the product rights agreement terminates upon the first to occur of the following events:

- AHP has exercised product calls and entered into elected product agreements for four of our products, subject to our two conversion rights and AHP's replacement product call;
- June 30, 2008, with an additional year if we exercise both of our conversion rights; or
- the later of June 30, 2003, or the date following which AHP has received a total of eight opportunities to exercise a product call for a product for which AHP has requested and obtained specified product information, except that this number increases to nine opportunities in specified circumstances.

AHP's right of first refusal to our covered products and technologies terminates June 30, 2003. In connection with the proposed merger between us and Amgen, AHP and Amgen have entered into an agreement regarding governance and commercial matters which relates to, among other things, AHP's rights under the product rights agreement. AHP and Amgen have agreed that, upon the closing of the merger and in exchange for a payment to AHP of $25 million, AHP's rights under the product rights agreement will be terminated.

AHP has entered into an Agreement Regarding Governance and Commercial Matters with Amgen. This agreement provides that, among other things, if AHP exercises a product call, replacement product call or right of first refusal at any time before completion of the proposed merger with Amgen, and the merger is completed, AHP will rescind its exercise of such product call in exchange for refund by Amgen or Immunex of payments previously made by AHP in connection with the product call, replacement product call or right of first refusal.

TACE Agreements

In December 1995, we entered into research and license agreements with AHP relating to tumor necrosis factor alpha converting enzyme, or TACE. Pursuant to these TACE agreements, we granted AHP a worldwide exclusive license under our intellectual property relating to TACE, and agreed to collaborate with AHP in developing TACE inhibitors, in consideration of specified fixed payments for research services, and contingent additional payments that are payable upon achieving specified research and clinical milestone events. In September 1997, in conjunction with the promotion agreement for *Enbrel* discussed below, we and AHP amended one of the TACE agreements to substantially increase the royalty payable by AHP to us on the first TACE molecule approved by the FDA, if any.

TNFR License and Development Agreement

In July 1996, we entered into a TNFR license and development agreement with AHP under which we retained marketing rights to *Enbrel* in the United States and Canada, and AHP retained marketing rights to *Enbrel* outside of the United States and Canada. The TNFR agreement also addresses joint project management, cost sharing for development activities related to *Enbrel*, manufacturing responsibilities, intellectual property protection and disposition of rights upon relinquishment or termination of product development.

Agreements Related to the Manufacturing of Enbrel

Under the TNFR agreement, we agreed with AHP to negotiate the terms of a supply agreement for the commercial supply of *Enbrel* to AHP outside the United States and Canada. In November 1998, we and AHP entered into an *Enbrel* Supply Agreement with Boehringer Ingelheim Pharma KG, or BI Pharma, for the commercial supply of *Enbrel* to Immunex in the United States and Canada, and to AHP outside of the United States and Canada.

In August 2000, we and AHP entered into several new agreements related to the manufacturing of *Enbrel*, including a preliminary agreement that we would purchase the biotechnology manufacturing facility in West Greenwich, Rhode Island owned by AHP, which has been retrofitted to increase manufacturing capacity of *Enbrel*. In addition, we and AHP agreed that a substantial majority of the *Enbrel* produced by BI Pharma will be allocated to us until the Rhode Island manufacturing facility receives regulatory approval and produces specified quantities of *Enbrel*. In November 2001, we signed a definitive purchase agreement for the Rhode Island manufacturing facility. We assumed ownership of the facility on January 1, 2002 and subsequently made a deposit toward the purchase price. A final payment is due for final costs incurred by AHP in December 2001. In connection with the signing of the purchase agreement for the Rhode Island manufacturing facility, we and AHP entered into a collaboration and global supply agreement related to the manufacture, supply, inventory, and allocation of defined supplies of *Enbrel* produced at the Rhode Island manufacturing facility, and a new Rhode Island manufacturing facility under construction as well as particular supplies of *Enbrel* produced by either BI Pharma in Germany or AHP at a manufacturing facility AHP is constructing in Ireland. However, until the Rhode Island manufacturing facility receives regulatory approval, our August 2000 agreement with AHP will continue to govern the allocation of supplies of *Enbrel*.

Enbrel Promotion Agreement

In September 1997, we entered into an *Enbrel* promotion agreement with AHP, under which AHP, acting through its subsidiary Wyeth-Ayerst, acquired the rights to promote *Enbrel* to all appropriate customer segments in the United States and Canada for all approved indications other than oncology. Under the terms of the *Enbrel* promotion agreement, AHP was obligated to pay us up to $100 million in nonrefundable scheduled payments for the United States and Canadian promotion rights to *Enbrel*. We have earned and received all of the scheduled payments.

Under the *Enbrel* promotion agreement, AHP has agreed to reimburse us for more than a majority of the clinical and regulatory expenses we incur in connection with the filing and approval of any new indications for *Enbrel* in the United States and Canada, excluding oncology and RA indications. AHP's reimbursement of these clinical and regulatory expenses under the *Enbrel* promotion agreement is in addition to the existing cost-sharing arrangement between us for development costs related to *Enbrel* as provided in the TNFR agreement. The additional AHP reimbursement for clinical and regulatory expenses under the *Enbrel* promotion agreement, a portion of which is payable upon regulatory filing of any new indication and the remainder of which is payable upon regulatory approval of any new indication, if any, applies for that part of the United States and Canadian clinical and regulatory expenses for *Enbrel* for which we are otherwise financially responsible under the cost-sharing provisions in the TNFR agreement. AHP has also agreed to reimburse us under the *Enbrel* promotion agreement for less than a majority of specified patent expenses related to *Enbrel*, including any up-front license fees and milestones, as well as patent litigation and interference expenses. In addition, AHP agreed to pay a majority of the marketing expenses and sales force costs for *Enbrel* incurred prior to and during the two years following commercial launch of *Enbrel* in the United States and Canada. In November 2000, we began sharing AHP's United States marketing and selling expenses for *Enbrel* equally. Similarly, beginning with the third year following commercial launch of *Enbrel* in Canada, we will share AHP's Canadian marketing and selling expenses for *Enbrel* equally.

Under the *Enbrel* promotion agreement, we may elect at any time to supplement AHP's detailing and promotion of *Enbrel* in the United States with our own sales force to detail *Enbrel* for any approved indications promoted by AHP. Detailing means visiting and communicating with physicians by sales representatives to increase physician prescribing preferences for the detailed product. We will share our sales force costs with AHP on an equal basis. In February 2002, our own sales force began detailing *Enbrel* in the United States for both its RA and PsA indications.

We record any and all product sales of *Enbrel* in the United States and Canada under the *Enbrel* promotion agreement. We pay AHP a percentage of any and all annual gross profits of *Enbrel* in the United States and Canada attributable to all indications for *Enbrel*, other than oncology indications, on a scale that increases as gross profits increase.

We retain a majority percentage of these nononcology gross profits in the United States and Canada on an annual basis. We are entitled to keep all of the gross profits attributable to any future United States or Canadian oncology indications for *Enbrel*. Also, we will pay AHP specified residual royalties on a declining scale based on any and all net sales of *Enbrel* in the United States and Canada in the three years following the expiration or termination of AHP's detailing and promotion of *Enbrel*.

If AHP sells or distributes a biologic product in the United States and Canada that is directly competitive with *Enbrel*, as defined in the *Enbrel* promotion agreement, and subject to several exclusions, AHP will give us prior written notice and, upon our request, we will attempt in good faith to either establish mutually acceptable terms with AHP under which we will co-promote this competitive biologic product or establish other terms for a commercial relationship with AHP, or negotiate an adjustment to the gross profits allocated to AHP under the *Enbrel* promotion agreement. If we are unable to establish acceptable terms with AHP within 90 days of our request, we may at our option reacquire from AHP all marketing rights to *Enbrel* in the United States and Canada and terminate the *Enbrel* promotion agreement, subject to our payment of substantial amounts to AHP over a defined period. If AHP obtains a biologic product that is directly competitive with *Enbrel* through the acquisition of another company and we reacquire the marketing rights to *Enbrel* in the United States and Canada, AHP's primary field sales force that had detailed *Enbrel* in the relevant territory within the United States and Canada for a specified period may not sell, detail or otherwise distribute the competitive biologic product for a specified period in the United States and Canada.

Under the *Enbrel* promotion agreement, an *Enbrel* management committee was formed containing an equal number of representatives from us and from AHP. The *Enbrel* management committee is responsible for areas including strategic planning, approval of an annual marketing plan and product pricing.

In connection with the proposed merger between us and Amgen, AHP and Amgen have entered into an amended and restated promotion agreement related to the promotion of *Enbrel* in the United States and Canada. If the merger is completed and we become a wholly-owned subsidiary of Amgen, this agreement would take effect, and Amgen has agreed that it would cause us to sign the agreement. Under the amended and restated promotion agreement, AHP and Immunex will jointly market and sell *Enbrel* to all appropriate customer segments in the United States and Canada for all approved indications other than oncology. The rights to promote *Enbrel* for oncology in the United States and Canada are reserved to Immunex under the amended and restated promotion agreement.

Voting Agreement

In connection with the proposed merger between us and Amgen, AHP and two of its subsidiaries entered into a voting agreement with Amgen in which they agreed, among other things, to vote their shares of our stock in favor of the merger and against competing acquisition proposals and certain other material changes to us, including changes to the board of directors, our capitalization and our corporate structure. Further, AHP and its subsidiaries agreed not to transfer any of their shares of our common stock, other than to an AHP shareholder or wholly-owned subsidiary of AHP that is subject to the voting agreement. As of December 31, 2001, AHP beneficially owns approximately 41% of our outstanding common stock.

Marketing and Distribution

Through our marketing and professional services organization, we explain the approved uses and advantages of our products to medical professionals in the United States. We work to have our products included in managed care organization formularies, which are lists of recommended or approved medicines and other products compiled by pharmacists and physicians, by demonstrating the qualities and treatment benefits of our products. AHP's marketing organization, working together with us, performs similar activities for *Enbrel*.

Marketing prescription pharmaceuticals depends to a degree on complex decisions about the scope of clinical trials made years before product approval. All drugs must complete clinical trials required by regulatory authorities to show that they are safe and effective for treating one or more particular medical problems. A manufacturer may choose, however, to undertake additional studies to demonstrate additional advantages of a product, such as a better tolerability profile or greater cost effectiveness than existing therapies.

Enbrel

Under the *Enbrel* promotion agreement, Immunex and Wyeth-Ayerst jointly promote *Enbrel* in the United States and AHP promotes *Enbrel* in Canada to healthcare providers such as doctors and hospitals, pharmacy benefit managers and managed care organizations. AHP sales representatives currently detail *Enbrel* in the United States and Canada. As discussed under the caption *Relationship With AHP*, we also have the right to supplement AHP's detailing of *Enbrel* in the United States and Canada with our own sales force. In February 2002, we began detailing *Enbrel* in the United States through our own dedicated sales force. We have focused our sales force on double covering certain key rheumatologists currently visited by Wyeth-Ayerst sales representatives and on promoting the new PsA indication for *Enbrel* to dermatologists. In addition to AHP's and our coordinated selling and marketing efforts for *Enbrel* in the United States, we have allied health professionals to support educational needs of healthcare providers in the United States relating to *Enbrel*.

Leukine and Novantrone

We market *Leukine* and *Novantrone* to healthcare providers in the United States through a specialty sales force of over 100 sales representatives and sales managers.

Distribution

We distribute our products through pharmaceutical wholesalers and specialty distributors, as well as to end users such as oncology clinics, physicians' offices, hospitals and pharmacies. A significant majority of our sales are made to three pharmaceutical wholesalers. For *Enbrel*, rather than stocking inventory of product at wholesalers, we drop-ship wholesaler orders for *Enbrel* directly to pharmacies for end users. We receive and process product orders through a centralized customer service and sales support group. A third party provides us with shipping, warehousing and data processing services on a fee basis.

Because demand for *Enbrel* was projected to temporarily exceed supply, we began an *Enbrel* enrollment program in November 2000 to help ensure uninterrupted therapy for United States patients prescribed *Enbrel* before January 1, 2001. The *Enbrel* enrollment program called for these patients to register with us and receive an enrollment number. Through an extensive outreach campaign, the vast majority of these patients have successfully enrolled and are continuing to receive *Enbrel* therapy. Also, as of January 1, 2001, patients considering therapy with *Enbrel*, but not yet receiving treatment, were invited to enroll in the program and were placed on the waiting list. These patients receive *Enbrel* on a first come, first served basis once additional supply of *Enbrel* becomes available.

Competition

Competition in researching, developing, manufacturing and marketing biopharmaceuticals, and pharmaceutical products generally, is intense. There are other companies, including established pharmaceutical and biotechnology companies, that are researching, developing and marketing products based on related or competing technologies that are or will compete with our currently marketed products or products being developed by us. These competitors, in some cases, have substantially greater capital resources, greater marketing experience, and larger research and development staffs and manufacturing facilities than we do.

The principal means of competition vary among product categories. The following technological innovations are important to success in our business:

- efficacy;
- tolerability;
- ease of use by patients; and
- cost effectiveness.

We compete with other pharmaceutical firms in performing research and clinical testing, acquiring patents, developing efficient manufacturing processes, securing regulatory approvals and marketing the resulting products to physicians. We believe that our strategic focus on immunology has resulted in expertise that can be applied to reduce development times, create innovative and cost-saving research techniques, optimize product quality, and discover new products and applications. We possess manufacturing facilities to produce recombinant protein products using microbial or mammalian cell culture technologies. Professional services, clinical, legal, regulatory affairs, marketing and sales staffs have been developed to enhance our scientific resources. We possess a sales force and offer comprehensive professional services, including continuing medical educational programs, publications, literature searches and treatment information. These professional services are particularly important for our oncology products because, historically, new cancer drugs provide incremental treatment advances, but few outright cures. Therefore, physicians rely heavily on peer-reviewed clinical data in making treatment decisions.

Enbrel

A number of companies, including those listed below, are marketing or developing biological or other products that compete or are expected to compete with *Enbrel* to some degree.

Johnson & Johnson. In November 1999, Johnson & Johnson received FDA approval for *Remicade* for use with methotrexate for treating patients with RA who have had inadequate response to methotrexate alone. In January 2001, the FDA granted marketing approval to *Remicade*, in combination with methotrexate, for inhibiting the progression of structural damage in patients with moderately to severely active RA who have had an inadequate response to methotrexate. The FDA had previously approved *Remicade* for treating Crohn's disease in August 1998. *Remicade* is a chimeric part-mouse, part-human monoclonal antibody. Centocor and Ortho-McNeil Pharmaceutical, Inc., both Johnson & Johnson affiliates, are co-promoting *Remicade* for RA in the United States.

Other companies, as listed below, have developed nonbiological and biological products for treating some aspects of RA. Although we do not currently expect these products to directly compete with *Enbrel* in patients with advanced RA, they may compete with *Enbrel* in patients with earlier-stage RA or be used in patients that do not respond to *Enbrel*. Some of these products are COX-2 inhibitors, a relatively new class of drugs for arthritis and pain that are generally as effective as initial RA therapy with nonsteroidal anti-inflammatory drugs. We believe that *Enbrel* may be effective in combination with some of these products, as well as with some other DMARDs for RA.

- *Aventis.* In September 1998, Hoechst Marion Roussel (now Aventis) received FDA approval for *Arava*® (leflunomide) for treating active RA to reduce signs and symptoms and to retard structural damage as evidenced by x-ray erosions and joint space narrowing. *Arava* is an oral treatment for RA, has side effects similar to methotrexate, and is priced significantly less than *Enbrel*.

- *Pharmacia Corporation.* Pharmacia received FDA approval for *Celebrex*® (celecoxib) in December 1998 for relieving the signs and symptoms of osteoarthritis and RA. *Celebrex* is a COX-2 inhibitor, and is priced significantly less than *Enbrel. Celebrex* is an oral treatment and is co-promoted by G.D. Searle & Co., a pharmaceutical unit of Pharmacia, and Pfizer Inc.

- *Merck.* Merck received FDA approval for *Vioxx*® (rofecoxib) in May 1999 for relieving the signs and symptoms of osteoarthritis, for managing acute pain in adults, and for treating primary dysmenorrhea. *Vioxx* is a COX-2 inhibitor, and is priced significantly less than *Enbrel.*

- *Various Generic Competitors.* Methotrexate (rheumatrex) is a cytotoxic or immunosuppressive that acts as an anti-inflammatory agent. It is a DMARD used in conjunction with other DMARDs or other therapies for treatment of severe RA. Other DMARDs for RA include gold, sulphaslazine and Plaquinil.

- *Amgen.* In November 2001, Amgen received FDA approval for *Kineret*™ (anakinra) for the reduction in signs and symptoms of moderately to severely active RA in adult patients who have failed one or more DMARDs. *Kineret* can be used alone or in combination with DMARDs, except it is not labeled for use with *Enbrel* or *Remicade. Kineret* requires a high dose in a daily injection when used in combination with other drugs, such as methotrexate.

In addition, there are several other pharmaceutical and biotech companies, including those listed below, conducting research and development activities with respect to potential RA therapies. Further, immune modifying drugs currently marketed for treatment of other diseases are being evaluated in RA. Some or all of these potential RA therapies may gain regulatory approval and compete, directly or indirectly, with *Enbrel.*

- *Abbott Laboratories/Knoll.* Abbott and its affiliate Knoll Pharmaceuticals Company Inc. are developing D2E7 as a fully human monoclonal antibody that binds to TNF. D2E7 is currently the subject of a pivotal development program for RA. In March 2001, Abbott acquired the pharmaceutical business of BASF, which includes the global operations of Knoll.

- *Pharmacia/Celltech Group plc.* Pharmacia and Celltech are developing CDP870, a humanized, pegylated TNF-alpha inhibitor. Pegylation is a process whereby the active molecule is combined with polyethylene glycol. Pegylation can increase the time the molecule remains in the body and extend the time between administrations. Pharmacia and Celltech have completed Phase 2 clinical trials of CDP870 and are scheduled to initiate Phase 3 clinical trials in 2002.

- *Genentech/Hoffman-LaRoche Inc and Ares-Serono.* Genentech and Roche are evaluating *Rituxan*®, marketed for treatment of non-Hodgkin's lymphoma, in a Phase 2 clinical study for RA. In a similar strategy, Ares-Serono has completed enrollment in Phase 2 clinical trials for *Rebif*®, which is currently marketed outside the United States for multiple sclerosis, and its TNF antagonist TBP-1, in RA. Either or both of these companies could pursue regulatory approval for these products for use in RA.

- *Regeneron Pharmaceuticals Incorporated.* Regeneron is developing a biologic against IL-1, IL-1 TRAP. Favorable results of this molecule were released at the November 2001 American College of Rheumatology meeting and Regeneron has stated publicly that it will move into Phase 2 testing shortly.

- *Amgen.* Amgen is developing sTNF-R1 (soluble TNF-receptor type 1), a TNF modulator, which is in Phase 2 clinical trials in RA. Amgen is also conducting trials to evaluate the safety and efficacy of using a combination of sTNF-RI and *Kineret* in the treatment of moderate to severe RA.

- *Various Competitors.* P38 MAP kinase is an enzyme that regulates the production of IL-1ß, IL-6 and TNF-α and modulates COX-2. This target is considered by many scientists to be a promising target for RA therapy. Several pharmaceutical and biotechnology companies, including Vertex and Scios, have development programs against this target.

- *Vertex Pharmaceuticals Incorporated/Aventis Pharmaceuticals.* Vertex and its partner Aventis are working together to develop and commercialize pralnacasan, an orally available IL-1ß Converting Enzyme, or ICE, inhibitor for the treatment of inflammatory disease. Pralnacasan is currently in Phase 2 trials in patients with RA.
- *Alexion Pharmaceuticals Inc.* Alexion is developing an antibody that inhibits the complement cascade. Phase 2 clinical data presented at the November 2001 American College of Rheumatology meeting have shown merit to this approach as a potential RA therapy. In January 2000, Alexion initiated Phase 2b clinical trials and is developing plans to conduct further studies towards FDA approval.
- *Various Competitors.* Celgene is working with Selective Cytokine Inhibitory Drugs, or SelCIDs, to combat inflammation. SelCIDs have been determined to have an inhibitory effect on phosphodiesterase type 4 enzyme, or PDE-4, which in turn may inhibit TNF-α production. In addition, Glaxo SmithKline and Altana have begun Phase 3 development programs for PDE-4 inhibitors in respiratory indications and ICOS Corporation has begun Phase 1 development programs for PDE-4 with RA as the lead indication. Successful development of these products would likely lead to testing in treatment of RA.
- *Immune Response Corporation.* Immune Response Corporation, or IRC, has completed a Phase 2b clinical trial with RA patients using a proprietary immune-based vaccine therapy. IRC identified unique T cell receptors, or TCRs, so that patients may be vaccinated with portions of these TCR proteins, called TCR peptides, that are specific to these autoreactive T cells. The Phase 2b clinical trial reportedly demonstrated safety and a significant treatment effect.

Leukine

Several companies are marketing or developing products that compete or are expected to compete with *Leukine*. For example, Amgen has been marketing its competing granulocyte-colony stimulating factor, or G-CSF, product since early 1991 and has achieved a majority share of sales of CSF in the United States. Amgen has developed a sustained duration G-CSF molecule, *Neulasta*™ (pegfilgrastim), Amgen's pegylated version of Neupogen that was approved by the FDA on January 31, 2002.

Novantrone

A number of companies, including those listed below, are marketing products that compete with *Novantrone* for its oncology indications or may compete with *Novantrone* for its new MS indication. In October 2000, the FDA approved *Novantrone* for reducing neurologic disability and/or the frequency of clinical relapses in patients with secondary progressive, progressive relapsing or worsening relapsing-remitting MS. It is not approved for primary progressive MS. Other treatments currently approved for MS require a subcutaneous or intramuscular self-injection on a daily or weekly basis. If the FDA were to approve new MS indications for any of the marketed MS products covering any of the MS indications for *Novantrone*, our sales of *Novantrone* in MS could be adversely affected.

- *Biogen.* Biogen is marketing *Avonex*® (interferon beta-1a) for relapsing-remitting forms of MS. *Avonex* recently completed a Phase 3 clinical trial in secondary progressive MS. Biogen, in co-development with Elan, has just begun phase 3 clinical trials of the new product, *Antegren* (natalizumab) in relapsing-remitting MS.
- *Berlex Laboratories, Inc.* Berlex, a subsidiary of Schering A.G., is marketing *Betaseron*® (interferon beta-1b) for relapsing-remitting MS. Berlex filed for FDA approval of an expanded indication for *Betaseron* for secondary progressive MS in June 1998.
- *Serono.* Serono is seeking marketing approval for use of Rebif® in treatment of relapsing-remitting MS. Serono announced on October 8, 2001 that it had submitted to the FDA a supplemental biologics license application, or sBLA, for this indication.

- *Teva Pharmaceuticals Industries Limited.* Teva is marketing *Copaxone*® (glatiramer acetate for injection) for relapsing-remitting MS.
- *Pharmacia.* Pharmacia has been marketing *Idamycin*® (idarubicin) for acute myelogenous leukemia and *Emcyt* (estramustine) for prostate cancer.
- *Bedford Laboratories.* Bedford Laboratories, a division of Ben Venue Laboratories, Inc., is marketing *Cerubidine*® (daunorubicin) for acute myelogenous leukemia.

Thioplex

In 2001, *Thioplex* began to face generic competition.

Raw Materials and Supply

Overview

Along with our third-party manufacturers, we purchase raw materials essential to our business in the ordinary course of business from numerous suppliers. Substantially all the raw materials used to manufacture our recombinant protein products and other products are available from multiple sources. However, two of the raw materials used in the production of *Enbrel* and our other recombinant protein products, other than *Leukine*, are manufactured by single suppliers. No serious shortages or delays in obtaining raw materials were encountered in 2001.

All finished dosage forms of *Enbrel* are currently manufactured by BI Pharma and packaged by a third-party contract packager. We manufacture all *Leukine* bulk drug substance, which is then vialed and labeled by third parties. All finished dosage forms for our nonbiological products, *Novantrone* and *Thioplex*, are manufactured by AHP subsidiaries or sourced by AHP from third-party manufacturers.

We presently do not have our own capabilities for producing and labeling final drug products from bulk drug substances or bulk proteins. We rely upon unaffiliated third parties and AHP to vial and label the drug products we market.

BI Pharma Supply Agreement

In November 1998, we and AHP entered into a long-term supply agreement with BI Pharma to manufacture commercial quantities of *Enbrel*. Until our retrofitted Rhode Island manufacturing facility receives FDA approval, our sales of *Enbrel* are entirely dependent on BI Pharma manufacturing the product. We have made significant purchase commitments to BI Pharma under the BI Pharma supply agreement to manufacture commercial inventory of *Enbrel*.

Under the BI Pharma supply agreement, BI Pharma has reserved a specified level of production capacity for *Enbrel*, and our purchase commitments for *Enbrel* are manufactured from that reserved production capacity. The BI Pharma supply agreement contains provisions for increasing or decreasing BI Pharma's reserved production capacity for *Enbrel*, subject to lead-times and other related terms. Because of the long lead-time required for ordering raw materials for *Enbrel* and for scheduling BI Pharma's facilities, we are required to submit a rolling three-year forecast for manufacturing the bulk drug for *Enbrel*, and a rolling forecast for a shorter period for the number of finished vials of *Enbrel* to be manufactured from the bulk drug. A significant portion of each of the above forecasts becomes a purchase commitment when issued to BI Pharma. We have submitted firm orders for the maximum production capacity that BI Pharma currently has reserved for *Enbrel*.

BI Pharma's pricing of *Enbrel* depends on specified production assumptions that the parties have made relating to the production efficiency of manufacturing *Enbrel*. Under the BI Pharma supply agreement, the pricing of *Enbrel* is also subject to volume discounts depending on the amount of *Enbrel* ordered during each calendar year. We and AHP will be responsible for substantial payments to BI Pharma if we and AHP fail to use a specified percentage of the production capacity that BI Pharma has reserved for *Enbrel* each calendar year, or if the BI Pharma supply agreement is terminated prematurely under specified conditions.

In June 2000, we, AHP and BI Pharma amended the BI Pharma supply agreement to offer BI Pharma financial incentives to provide additional near-term production capacity for *Enbrel*, to facilitate process improvements for *Enbrel*, and to extend the term of the agreement. As an incentive to BI Pharma, we will pay more to BI Pharma on a per unit basis for any additional production runs provided over a specified period, which will result in an increase in our incremental costs for these runs. BI Pharma's ability to provide additional production runs depends in part on factors beyond its control, including contractual commitments to other customers. BI Pharma was able to provide limited additional capacity in 2001 and we expect similar additional capacity to be provided in 2002. Limited additional production capacity may be available in future years.

For a discussion of the factors affecting our supply of Enbrel under the BI Pharma supply agreement, see the caption *Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price—Limits on our current source of supply for Enbrel will constrain our sales growth unless and until additional manufacturing capacity for Enbrel is approved* in this report.

MedImmune Supply Transfer Agreement

In March 2001, we entered into a supply transfer agreement with MedImmune Inc. in order to potentially increase our supply of *Enbrel* from BI Pharma. Both *Enbrel* and MedImmune's product *Synagis®* (palivizumab) are manufactured by BI Pharma. The transfer agreement provided that, in the event additional manufacturing capacity for *Synagis* is obtained elsewhere and MedImmune relinquished manufacturing capacity that it had reserved at BI Pharma with respect to defined time periods, we would pay MedImmune specified amounts, if any capacity relinquished by MedImmune is transferred by BI Pharma to the manufacture of *Enbrel*. We also pay BI Pharma more on a per unit basis for these additional production runs. We have received some additional supplies of *Enbrel* as a result of the transfer agreement.

Expansion of Manufacturing Facilities

On January 1, 2002, we purchased from AHP a large-scale biopharmaceutical manufacturing facility in West Greenwich, Rhode Island. We and AHP have invested substantial sums and worked closely together to retrofit the Rhode Island manufacturing facility to accommodate the commercial production of *Enbrel* bulk drug. As presently configured, we currently estimate that, when fully completed and approved by the FDA, the retrofitted Rhode Island manufacturing facility could, on an annual basis, double our current United States and Canadian supply of *Enbrel*. We have begun preparing for the supplemental filing for the Rhode Island facility with the FDA and expect to complete the filing by mid-2002. We estimate FDA approval of this facility in the second half of 2002.

In November 2001, we broke ground on the BioNext Project™, a new manufacturing plant to be built adjacent to our existing retrofitted manufacturing facility in Rhode Island. When the facility is completed and approved by the FDA which we estimate will occur in 2005, it is scheduled to produce *Enbrel* and possibly other products currently in development. We may also build additional manufacturing capacity at Rhode Island or other locations to help meet the manufacturing requirements for *Enbrel* and our products under development and to improve our ability to attract collaborative partners with products under development.

For a discussion of our agreements with AHP related to the manufacturing of *Enbrel*, see the caption *Relationship with AHP—Agreements Related to the Manufacturing of Enbrel* in this report.

Governmental Regulation

The manufacturing and marketing of pharmaceutical products in the United States requires the approval of the FDA under the federal Food, Drug and Cosmetic Act. Similar approvals by comparable agencies are required in foreign countries. The FDA has established mandatory procedures and safety standards that apply to the clinical testing, manufacture and marketing of pharmaceutical and biotechnology products. Obtaining FDA approval for a new therapeutic product is never assured, may take several years and involves spending substantial resources.

Data from human clinical trials are submitted to the FDA in a new drug application, or NDA, for drugs or a BLA for biologics. For products to be marketed in Canada, these submissions are made to the Canadian Health Protection Bureau, or CHPB, in a new drug submission, or NDS. Data from clinical trials for new indications or uses for approved products are submitted to the FDA in a supplemental NDA for drugs and in sBLA. Data regarding manufacturing and bioequivalence of generic drug products are submitted to the FDA in an abbreviated new drug application, and to the CHPB in an abbreviated NDS. Preparing any of these regulatory submissions involves considerable data collection, verification and analysis.

Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. We estimate that clinical trials of the type we generally conduct are typically completed over the following timelines:

Clinical Phase	Estimated Completion Period
Phase 1	1 Year
Phase 2	1-2 Years
Phase 3	2-4 Years

Our commencement and rate of completion of clinical trials may vary or be delayed by many factors, including those described in this report.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to extensive continuing regulation by the FDA, including record-keeping requirements and a requirement to report adverse experiences with the drug. In addition to continued compliance with standard regulatory requirements, the FDA also may require post-marketing testing and surveillance to monitor the safety and efficacy of the marketed product. Adverse experiences with the product must be reported to the FDA and may result in changes in labeling of products. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product are discovered following approval.

The federal government regulates recombinant DNA research activity through National Institutes of Health, or NIH, guidelines for research involving recombinant DNA molecules. We comply with the NIH guidelines which, among other things, restrict or prohibit some types of recombinant DNA experiments and establish levels of biological and physical containment of recombinant DNA molecules that must be met for various types of research.

Many other laws regulate our operations, including, among others, the Occupational Safety and Health Act, the Environmental Protection Act, the Nuclear Energy and Radiation Control Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, Title III of the Superfund Amendments and Reauthorization Act (Community Right-to-Know and Emergency Response Act), national restrictions on technology transfer, federal regulations on the protection of human subjects in clinical studies, the protection of animal welfare in preclinical studies, import, export and customs regulations and other present or possible future local, state or federal regulation. From time to time Congressional committees and federal agencies have indicated an interest in implementing further regulation of biotechnology and its applications.

Patents, Licenses and Trademarks

Patents, trade secrets and other proprietary rights are very important to us. We have obtained U.S. and foreign patents and have filed applications for additional U.S. and foreign patents covering numerous aspects of our technology. We cannot be certain that any of our pending or future applications will result in issued patents or that the rights granted under existing or future patents will provide competitive advantages to us or our licensees. We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain our competitive position. We cannot be certain that others will not acquire or independently develop the same or similar technology, or that our issued patents will not be circumvented, invalidated or rendered obsolete by new technology.

Due to unresolved issues regarding the scope of protection provided by some of the patents owned or licensed to us, as well as the possibility of patents being granted to others, we cannot be certain that the patents owned by or licensed to us and our licensees will provide substantial protection or commercial benefit. The rapid rate of development and the intense research efforts throughout the world in biotechnology, the significant time lag between the filing of a patent application and its review by appropriate authorities and the lack of sufficient legal precedents concerning the validity and enforceability of some types of biotechnology patent claims make it difficult to predict accurately the breadth or degree of protection that patents will afford our or our licensees' biotechnology products or their underlying technology. It is also difficult to predict whether valid patents will be granted based on biotechnology patent applications or, if they are granted, to predict the nature and scope of the claims of these patents or the extent to which they may be enforceable.

Under United States law, although a patent has a statutory presumption of validity, the issuance of a patent is not conclusive as to validity or as to the enforceable scope of its claims. Accordingly, we cannot be certain that the patents owned or licensed to us will afford protection against competitors with similar inventions, nor can we be certain that those patents will not be infringed or designed around by others or that others will not obtain patents that we will need to license or design around.

It is our policy to respect the valid patent rights of others. We have obtained patent licenses from various parties covering technologies relating to our products. However, we may need to acquire additional licenses or, if these licenses are denied or are unavailable on commercially reasonable terms, we may need to prevail in the event that litigation is commenced by patent owners to interfere with the development or commercialization of our products.

We intend to pursue protection of multiple forms of intellectual property where appropriate, including, but not limited to, patents and trade secrets for all significant inventions, discoveries and developments in our various areas of research. In addition, we will seek Orphan Drug exclusivity for all significant inventions, discoveries and developments when appropriate. Under our product rights agreement with AHP, AHP has an option to obtain royalty-bearing worldwide exclusive licenses to a limited number of our products for all product indications. This option is discussed more fully under the caption *Relationship With AHP*.

Patents on Our Biological Products

Enbrel. *Enbrel* is a fusion protein consisting of a dimer of two subunits, each comprising a TNF receptor domain derived from a TNF receptor known as "p80," fused to a segment derived from a human antibody molecule known as an "Fc domain." We believe that we were the first to isolate a recombinant DNA encoding p80 TNFR and also the first to express the protein using recombinant DNA technology. We have been issued U.S. patents covering p80 TNFR, DNAs encoding p80 TNFR, and methods of using TNFR:Fc, including for the treatment of arthritis. We were granted a European patent in December 1995 covering p80 TNFR DNAs, proteins and related technology.

Two other companies, BASF and Yeda Research & Development Company, Ltd., filed patent applications disclosing partial amino acid sequence information of specified TNF-binding proteins, or TBPs, shortly prior to the time we filed our patent applications claiming the full-length p80 TNFR DNAs and proteins corresponding in part to the TBPs disclosed by BASF and Yeda Research. BASF was issued a U.S. patent based on its TBP disclosure. Due to limitations in the claims of the BASF U.S. patent, we believe that it cannot be asserted to cover *Enbrel*. Consequently, we have not entered into a license with BASF for its U.S. patent. This BASF U.S. patent lost an interference proceeding, which BASF is currently appealing through a United States district court action. In June 2000, we entered into a royalty-bearing license agreement with respect to the BASF TBP patent family excepting the U.S. patent. If BASF were able to validly assert its U.S. TBP patent to cover TNFR:Fc in the United States, our commercialization of *Enbrel* made in the United States could be impeded.

The Yeda Research TBP patents and patent applications are controlled by Ares-Serono International S.A. and its affiliate Inter-Lab Ltd. (collectively Serono). In January 1999, we entered into a settlement agreement with Serono under which we and Serono agreed to settle potential disputes concerning the patents and patent applications controlled by Serono that relate to TBPs. Under the settlement, Serono has agreed not to assert any of the foregoing patent rights against the manufacture, use or sale of *Enbrel* in any territory in consideration of the payment of fees and royalties by us to Serono for a specified term in respect of the net sales of *Enbrel* sold or manufactured in designated countries, including Germany and the United States, where Yeda Research's patent rights have been filed.

After the effective dates on which we filed our patent applications, Hoffmann-La Roche, or Roche, and Amgen, through Synergen Inc., also filed patent applications directed to p80 TNFR DNAs. No patents covering full-length TNFR or the intact extracellular domain of TNFR have been issued to Roche. In January 1998, the European Patent Office granted a patent to Amgen claiming DNA and amino acid sequences encoding a variant of p80 TNFR disclosed in the Amgen application that differs from that disclosed in our granted patents covering p80 TNFR. We have filed an opposition to this Amgen patent. Since an application giving rise to our patents covering TNFR and disclosing the relevant DNA sequence was filed earlier than Amgen's first application disclosing the relevant DNA sequence, we believe that the Amgen patent cannot be legally asserted to cover TNFR:Fc, which includes the sequences patented by us. If Amgen were able to validly assert TNFR patents to cover TNFR:Fc, our or AHP's commercialization of *Enbrel* could be impeded in any territories in which these patents were in force, which territories include Germany but do not currently include the United States. Amgen has agreed with AHP, however, that if our proposed merger with Amgen is completed, Amgen will not assert these rights against AHP in connection with AHP's development, distribution or sale of *Enbrel* anywhere in the world outside of the United States and Canada.

We have also been granted a royalty-bearing worldwide exclusive license under patent rights jointly owned by Aventis SA (through its predecessor Hoechst AG) and Massachusetts General Hospital claiming cytokine receptor-Fc fusion proteins, including TNFR:Fc. Roche has filed patent applications with claims covering TNFR:Fc fusions, which were filed after the Aventis and Massachusetts General Hospital patent applications licensed to us. Roche has been granted a patent containing these claims in Japan. In September 1999, we entered into a royalty-bearing worldwide co-exclusive license agreement with Roche under these Roche patents and patent applications.

ZymoGenetics, Inc. and Genentech have separately been issued U.S. patents having claims directed to specified fusion proteins comprising immunoglobulin constant region domains and specified processes for making these proteins, and have also filed corresponding European applications that have not yet been granted. On March 7, 2002, ZymoGenetics filed a patent infringement lawsuit against us in the United States District Court for the Western District of Washington. ZymoGenetics seeks a declaration of infringement and available remedies under the patent laws, including monetary damages and injunctive relief. We fully intend to vigorously defend ourselves against the allegations of ZymoGenetics. In May 1999, we entered into a royalty-bearing worldwide co-exclusive license agreement under the Genentech patents under which we made an up-front payment to Genentech, a portion of which was reimbursed to us by AHP under the *Enbrel* promotion agreement.

The Kennedy Institute of Rheumatology has been issued a patent having some claims directed to a method of treating arthritis by co-administering methotrexate and a soluble TNF receptor or a functional portion thereof. We do not believe that the Kennedy Institute of Rheumatology patent would be successfully asserted against *Enbrel*.

In general, with respect to any of the patents discussed above, it is our intention to mount a vigorous defense should any patent be asserted against activities relating to *Enbrel*, or, in appropriate cases, to take a license under appropriate terms. At this time, however, we do not know whether any of these patents will be asserted against activities relating to *Enbrel*, and, if so, what the outcome of any litigation or licensing negotiations would be.

We may be required to obtain licenses to patents or other proprietary rights from third parties to label and sell *Enbrel* for new indications. Licenses required under third-party patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain any required licenses, we could be unable to label and sell *Enbrel* for one or more new indications.

Leukine. We have been issued three U.S. patents covering an altered, or analog, form of GM-CSF (sargramostim) that we market under the *Leukine* trademark. From July 1990 to January 1998, a GM-CSF interference proceeding had been pending in the U.S. Patent and Trademark Office, or PTO, directed to human GM-CSF DNAs. Novartis AG prevailed in the interference and has subsequently received several patents relating to GM-CSF. As part of the resolution of the interference, Novartis agreed not to assert its GM-CSF patent rights against us in exchange for royalties on sales of *Leukine* in the United States and Canada. Research Corporation Technologies, Inc., or RCT, has also received a U.S. patent relating to GM-CSF. We have received a royalty-bearing nonexclusive license to the RCT GM-CSF patent in the United States and Canada.

ABX-EGF. Under our collaboration agreement with Abgenix, each company has cross-licensed to the other company certain proprietary rights related to the development and commercialization of ABX-EGF.

Glaxo Wellcome Inc. has a family of patents that it is asserting against Genentech in ongoing litigation. If any of the claims of these patents are finally determined in the litigation to be valid and if they can be asserted by Glaxo to be infringed by ABX-EGF, then we may need to obtain a license should one be available. Should a license be denied or unavailable on commercially reasonable terms, our commercialization of ABX-EGF could be impeded in any territories in which these patents were in force.

Genentech owns a U.S. patent that relates to inhibiting the growth of tumor cells involving an anti-EGF receptor antibody in combination with a cytotoxic factor We do not believe that this Genentech patent would be successfully asserted against any currently anticipated commercial sales of ABX-EGF.

ImClone Systems, Inc. has announced that it has rights to a patent covering a composition of matter of any EGFr monoclonal antibody that inhibits the binding of EGF to its receptor in combination with any anti-neoplastic agent, as well as the therapeutic use of such combinations. We do not believe that this patent would be successfully asserted against any currently anticipated commercial sales of ABX-EGF. In addition, other third parties have or may receive other patents relating to EGFr monoclonal antibodies, their manufacture, or their use. We will evaluate the scope and validity of each such patent to ascertain the relevance of such patent to our planned activities.

IL-1R Type 2. In 1998, we were granted a U.S. patent covering methods of using soluble IL-1R Type 2 to regulate an IL-1 mediated immune or inflammatory response in a mammal. Previously we have received two U.S. patents covering the DNA and the protein for IL-1R Type 2. We have additional U.S. and foreign patent applications pending relating to IL-1R Type 2.

Patents on Nonbiological Products

Novantrone. Certain uses of *Novantrone* are covered by two U.S. patents. A U.S. patent assigned to us covering methods of using mitoxantrone to treat leukemia and solid tumors does not expire until April 2006, and another U.S. patent covering methods of using mitoxantrone to treat neuroimmunologic diseases, including MS, which is licensed to us, does not expire until June 2005.

Patent and Technology Licenses

Under our royalty-bearing patent and technology license agreements, we are obligated to pay royalties on our sales of products produced using the licensed technologies. We pay royalties to university licensors of specific yeast and mammalian-cell expression technologies employed in making *Leukine* and some other products. We are also obligated to pay royalties to Aventis, Novartis and RCT on sales of *Leukine*, and to Aventis, Massachusetts General Hospital, Serono, Genentech, Roche and Abbot Laboratories (formerly BASF Corporation) on sales of *Enbrel*. From time to time we may elect to enter into other royalty-bearing license agreements with licensors of patents with claims related to our products or technologies. We cannot be sure, however, that patent license negotiations with any licensors can be successfully completed, or that the total royalties payable under any agreements resulting from license negotiations will not have a material adverse effect on our business.

We have also commenced a licensing program under our cytokine receptor patents to enable other companies to use our patented cytokine receptors in drug screening. Under this program, we granted a license to use G-CSF receptor, or G-CSFR, for drug screening to multiple companies over the past few years.

We have commenced a licensing program under our patents covering our Expression Augmenting Sequence Element, or EASE. We have granted nonexclusive royalty-bearing licenses to two companies and are actively negotiating licenses with others.

Trademarks

We own all of our trademarks used in our business.

Properties

Our principal place of business is located in two adjacent buildings in downtown Seattle, Washington. These buildings, comprising a total of 197,574 square feet, house our primary laboratory and office facilities, as well as a 10,000-square-foot microbial pharmaceutical manufacturing facility licensed by the FDA to produce *Leukine*. The current lease for these buildings extends to 2005, and both buildings have two five-year renewal options. In addition to our primary facility, we lease a total of approximately 203,673 square feet of additional office and research space in multiple other buildings located in downtown Seattle and approximately 34,000 square feet of office and laboratory space in two buildings in Bothell, Washington. The total current rent payments for the foregoing facilities were approximately $12.8 million in 2001 and are forecast to be approximately $14.1 million in 2002.

We own a manufacturing and development center in Bothell, Washington that includes a process development facility, completed in 2000, dedicated to accelerating development of our manufacturing processes. This center also includes a large-scale microbial protein manufacturing facility and a separate mammalian cell-based protein manufacturing facility. These facilities were used to produce *Enbrel* for our clinical trials in 1997; however, these facilities lack sufficient capacity to produce commercial quantities of *Enbrel*. We own approximately 20 acres of undeveloped land adjacent to our manufacturing and development center in Bothell, Washington.

On January 1, 2002, we purchased a commercial biopharmaceutical manufacturing facility from AHP. The manufacturing facility, which we and AHP worked together to retrofit to accommodate the commercial production of *Enbrel* bulk drug, is located on a 75-acre site in West Greenwich, Rhode Island. In November 2001, we broke ground on the BioNext Project™, a new manufacturing plant to be built adjacent to the existing manufacturing facility in Rhode Island. When the BioNext Project is completed and approved by the FDA, which we estimate will occur in 2005, it is scheduled to produce *Enbrel* and, possibly, other products currently in development. The total cost for the BioNext Project, excluding financing costs, is expected to be up to approximately $550 million.

We also own 29 acres of land in Seattle, Washington known as Terminal 88. The Terminal 88 site is the location for our new research and technology center currently under construction, which we expect will allow us to consolidate most of our non-manufacturing operations to one site. The initial phase of the center is known as the Helix Project. We have also acquired additional acreage adjacent to Terminal 88 for potential future expansion of the project, and may continue these acquisitions. We currently expect to complete the Helix Project and take occupancy in late 2003. The total cost for the project, including financing costs, is expected to be up to $750 million.

In March 2001, we entered into a seven and one-half year lease to finance the Helix Project. The total cost of the project, including financing costs, is expected to be up to $750.0 million. As part of the lease transaction we are required to restrict, as collateral, cash or investment securities worth $765.0 million during the construction of the project and 102% of the funds borrowed by the lessor thereafter. The restricted investments consist primarily of money market investments with maturities of one-year or less and are carried at fair value. These investments are held in our name, are restricted as to their withdrawal and are classified as non-current on our balance sheet until such assets are available to be released from the collateral. The lease is classified as an operating lease for financial reporting purposes, which means that the cost to construct the facility and related financing obligation are not reflected on our balance sheet.

The construction costs of the Helix Project are paid by the lessor, who is the borrower under a loan that is funded using the proceeds of commercial paper. We have the ability to purchase the project at any time prior to the expiration of the lease for the then-remaining lease balance and, upon the occurrence of particular events, we may be required to purchase the project from the lessor for the then-remaining lease balance. The then-remaining lease balance would be equal to the outstanding amount of the lessor's financing of project costs. At the end of the lease term, if we elect not to renew the lease or do not exercise our option to purchase the facility, we have guaranteed to pay any loss incurred by the lessor upon the sale of the facility for amounts up to 89.5% of the project costs.

At December 31, 2001 the construction costs incurred and the amount financed under the lease totaled approximately $106.0 million and is expected to total $750.0 million at completion of the Helix Project. Lease payments begin upon completion of the facility, which is expected to be no later than September 2003, and are variable throughout the lease term based on a LIBOR rate.

Personnel

In our innovation-intensive business, our employees are vital to our success. We believe we have good relationships with our employees, and none of our employees is covered by a collective bargaining agreement. As of December 31, 2001, we employed 1,618 people, 454 of whom have graduate degrees in various subjects. The employee count as of December 31, 2001 includes approximately:

- 671 employees in research and development;
- 347 employees in manufacturing; and
- 285 employees in sales and marketing.

These numbers do not include an aggregate of approximately 350 employees who joined Immunex as a result of our acquisition of the biopharmaceutical manufacturing facility that we purchased from AHP effective January 1, 2002.

Each of our employees has entered into a confidentiality agreement that contains terms requiring disclosure of ideas, developments, discoveries or inventions conceived during employment, and assignment to us of all proprietary rights to these matters.

The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel. Competition for personnel among companies in the biotechnology and pharmaceutical industries is intense, and we cannot assure you that we will be able to attract and retain necessary personnel.

Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price

Risks Related to Our Business

We may be unable to sustain or increase profitability or raise sufficient additional capital, which could result in a decline in our stock price.

Future operating performance is never certain, and if our operating results fall below the expectations of securities analysts or investors, the trading price of our common stock will likely decline. Although we have been profitable in each year for the past four years, we may be unable to sustain or increase profitability on a quarterly or annual basis. Moreover, we anticipate that our operating and capital expenditures will increase significantly in 2002 and in future years primarily due to:

- additional spending to support the marketing and sales of *Enbrel*;
- working capital requirements for sales of *Enbrel*;
- growth in research and development expenses as we progress with the development of our clinical and preclinical product candidates;
- design and construction of our planned new research and technology center in Seattle, Washington;
- investment in additional manufacturing capacity for our existing products and products in development, including additional investment in the retrofitted manufacturing facility in Rhode Island that we purchased from AHP in January 2002 and in constructing a new commercial manufacturing facility at the same location; and
- expenditures on merger-related costs if the merger with Amgen is not completed.

Our ability to generate sufficient cash flow, or to raise sufficient capital, to fund our operating and capital expenditures depends on our ability to improve operating performance. This in turn depends, among other things, on increasing sales of our existing products, especially *Enbrel*, and initiating and growing sales of new products. In order to realize adequate sales on new products, we must successfully acquire new products from others or successfully complete product development efforts and obtain timely regulatory approvals of our lead clinical products. We may not successfully acquire, develop and commercialize these products.

If we are unable to increase sales of Enbrel, or if sales of Enbrel decline, our revenue growth will be significantly limited, which could result in a decline in our stock price.

Because we depend, and expect to continue to depend, on sales of a single product, *Enbrel*, for a substantial majority of our revenues, decreased or lower-than-anticipated demand for *Enbrel*, or our inability to meet demand, could materially adversely affect our operating results and harm our business. Because we only began marketing *Enbrel* in 1998, its long-term effects are largely unknown. Adverse developments regarding the long-term safety and efficacy of *Enbrel* could adversely affect demand for the product, or restrict our ability to market and sell it for its current or potential indications. Other factors that would adversely affect sales of *Enbrel* include:

- competition from existing products for treating RA or development of new products;
- our inability to maintain adequate and uninterrupted sources of supply to meet demand;

- events adversely affecting the ability of our manufacturing collaborators to produce *Enbrel*;
- our inability to gain FDA approval to produce *Enbrel* at our retrofitted manufacturing facility in Rhode Island;
- contamination of product lots or product recalls;
- our inability to gain regulatory approval to market *Enbrel* for indications other than RA; and
- changes in private health insurer reimbursement rates or policies for *Enbrel*.

For the year ended December 31, 2001 and 2002, sales of *Enbrel* accounted for 79% of our product sales. We expect revenue generated by *Enbrel* to continue to account for a substantial majority of our product sales.

Limits on our current source of supply for Enbrel will constrain our sales growth unless and until additional manufacturing capacity for Enbrel is approved.

We may be limited in our ability to expand our operations or improve operating results because our sales growth is constrained by limits on our current source of supply for *Enbrel*. We estimate that all foreseeable supply of *Enbrel* from BI Pharma in 2002 should support the actively ordering patients enrolled in the *Enbrel* enrollment program. The enrolled patients do not include the patients on the program's waiting list. This base of enrolled patients, together with new patients that would receive *Enbrel* based on FDA approval of our retrofitted manufacturing facility in Rhode Island, which we estimate will occur in the second half of 2002, could potentially yield U.S. and Canadian sales of *Enbrel* up to approximately $1.0 billion in 2002. Actual United States and Canadian supply of *Enbrel* could be lower since our supply is impacted by many manufacturing and production variables, such as whether and when our Rhode Island manufacturing facility will be approved by the FDA, the timing and actual number of production runs, production success rate, bulk drug yield and the timing and outcome of product quality testing. Our sales of *Enbrel* will be adversely affected if we at any time are unable to provide an uninterrupted supply of *Enbrel* to all of the patients enrolled in the program.

We have worked with AHP to substantially increase our supply of *Enbrel* for sale in the United States and Canada. We anticipate that in the near term *Enbrel* would be produced at two sites: BI Pharma, currently our sole source supplier, and our retrofitted Rhode Island manufacturing facility, which we estimate will be approved by the FDA in the second half of 2002. Actual U.S. and Canadian supply of *Enbrel* in 2002 will be primarily dependent on BI Pharma's production schedule for *Enbrel*, the result of manufacturing process improvements for *Enbrel*, the timing of FDA approval of the Rhode Island manufacturing facility to produce *Enbrel*, and the other factors listed below. It is difficult to predict our actual near-term supply of *Enbrel* with certainty because of the many complex variables involved in the supply equation. Factors that will affect our actual supply of *Enbrel* at any time include, without limitation, the following:

- *Variability in BI Pharma's production cycle.* BI Pharma does not produce *Enbrel* continuously; rather, it produces the drug through a series of periodic campaigns throughout the year. The amount of commercial inventory available to us at any time depends on a variety of factors, including the timing and actual number of BI Pharma's production runs, level of production yields and success rates, timing and outcome of product quality testing and amount of vialing capacity. We have made substantial investments in manufacturing process improvements for *Enbrel* produced by BI Pharma, and have received FDA approval of the process improvements, that we anticipate could result in an incremental increase in the level of production yields for *Enbrel* commencing in early 2002.
- *Timely completion and approval of the Rhode Island manufacturing facility.* We have invested substantial sums and worked closely together with AHP to retrofit the Rhode Island manufacturing facility that we purchased from AHP in January 2002 to accommodate the commercial production of *Enbrel* bulk drug. We and AHP have reached agreements regarding the allocation of *Enbrel* produced at the BI Pharma facility and that may be produced at the Rhode Island manufacturing facility. As presently configured, we currently estimate that, once fully operational and approved by the FDA, the

Rhode Island manufacturing facility could, on an annual basis, double our current U.S. and Canadian supply of *Enbrel*. We anticipate commencing production runs and building commercially significant quantities of inventory of *Enbrel* bulk drug at the Rhode Island manufacturing facility prior to estimated FDA approval of the facility. We would not be able to sell, and may be required to write off, inventory unless and until the Rhode Island manufacturing facility and our contract manufacturer for vialing the *Enbrel* bulk drug manufactured at the Rhode Island facility are approved by the FDA, which approval is not assured. We estimate FDA approval of the Rhode Island manufacturing facility and our vialing contract manufacturer in the second half of 2002. We cannot assure you that any of these estimated dates will prove accurate.

- *Potential bottlenecks in the vialing process.* BI Pharma schedules the vialing production runs for *Enbrel* in advance, based on the expected timing and yield of bulk drug production runs. Therefore, if BI Pharma realizes production yields beyond expected levels, or provides additional manufacturing capacity for *Enbrel*, it may not have sufficient vialing capacity for all of the *Enbrel* bulk drug that it produces. As a result, even if we are able to increase our supply of *Enbrel* bulk drug, BI Pharma may not be able to vial the extra bulk drug in time to prevent any supply interruptions. Similarly, once the Rhode Island manufacturing facility has been approved by the FDA, we will be dependent on the vialing capacity of a third party or third parties for the *Enbrel* bulk drug produced.

If the market demand for *Enbrel* continues to grow, there may be further supply limitations even after the Rhode Island manufacturing facility begins producing *Enbrel*. For the longer term, our plan includes construction of a new large-scale cell culture commercial manufacturing facility, known as the BioNext Project, at the site of the current Rhode Island manufacturing facility, which is estimated to be completed in 2005. In addition, AHP is constructing a new manufacturing facility in Ireland, which is expected to increase the United States and Canadian supply of *Enbrel*. We and AHP also have reached an agreement regarding the allocation of *Enbrel* that may be produced at the new Rhode Island manufacturing facility and the Ireland manufacturing facility. If additional manufacturing capacity at the Rhode Island site or the Ireland manufacturing facility is not completed, or if these manufacturing facilities do not receive FDA approval before we encounter supply constraints, our future sales growth would again be restricted.

If third-party manufacturers or suppliers fail to perform, we will be unable to meet demand for some of our products.

For all drug products that we market, we rely on unaffiliated third parties and AHP to fill and label vials with our bulk drugs and to provide packaging and, in the case of *Enbrel*, the self-injection syringe. We would be unable to obtain these materials or products for an indeterminate period of time if AHP's subsidiaries or third-party manufacturers or suppliers, including BI Pharma, were to cease or interrupt production or services or otherwise fail to supply these materials, products or services to us or AHP for any reason, including due to labor shortages or disputes or due to regulatory requirements or action. This in turn could materially reduce our ability to satisfy demand for these products, which could adversely affect our operating results. AHP either manufactures through its subsidiaries or sources through third-party manufacturers all finished dosage forms and bulk active raw materials for our nonbiological products, *Novantrone* and *Thioplex*. In addition, two of the raw materials used to produce *Enbrel* and our other recombinant protein products under development are manufactured by single suppliers.

Our preclinical and clinical testing of potential products could be unsuccessful, which could adversely affect our operating results.

Before obtaining regulatory approvals for the sale of any of our potential products, we must subject these products to extensive preclinical and clinical testing to demonstrate their safety and effectiveness in humans. If these tests are unsuccessful, we will be unable to commercialize new products and, as a result, we may be unable to sustain or increase profitability. Results of initial preclinical and clinical testing are not necessarily indicative of results to be obtained from later preclinical and clinical testing and, as a result, we may suffer significant setbacks in advanced clinical trials. We may not complete our clinical trials of products under development and the results of the trials may fail to demonstrate the safety and effectiveness of new products to the extent necessary to obtain regulatory approvals.

The rate of completion of clinical trials depends, in part, on the enrollment of patients, which in turn depends on factors such as the size of the patient population, the proximity of target patients to clinical sites, the eligibility criteria for the trial and the existence of competitive clinical trials. Any delay in planned patient enrollment in our current or future clinical trials may result in increased costs, trial delays or both.

Our products and product candidates are subject to extensive regulatory approval processes and ongoing regulation, which can be costly and time-consuming and subject us to unanticipated delays or lost sales.

The FDA imposes substantial requirements on our products before it permits us to manufacture, market and sell them to the public. Compliance with these requirements is costly and time-consuming, and could delay or prevent sales of new products or sales of our existing products for new indications. To meet FDA requirements, we must spend substantial resources on lengthy and detailed laboratory tests and clinical trials. It typically takes many years to complete tests and trials for a product. The actual length of time involved depends on the type, complexity and novelty of the product. The FDA may not approve on a timely basis, if at all, some or all of our future products or may not approve some or all of our applications for additional indications for our previously approved products.

If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined or forced to remove a product from the market or may experience other adverse consequences, including delay or increased costs, which could materially harm our financial results. Additionally, we may not be able to obtain approval for the labeling claims necessary or desirable for promoting our products. Even if approval is obtained, we may be required or may elect to undertake post-marketing trials.

We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market, which could adversely affect sales of the affected products.

If we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products and changes to or re-approvals of our manufacturing facilities may be required, any of which could have a material adverse effect on sales of the affected products and on our business and results of operations.

Because *Enbrel* has only been marketed since 1998, its long-term effects on the development or course of serious infection, malignancy and autoimmune disease are largely unknown and more rarely occurring side effects may not be known. In May 1999, we announced an update to the package insert for *Enbrel* to advise doctors not to start using *Enbrel* in patients who have an active infection, and for doctors to exercise caution when considering using *Enbrel* in patients with a history of recurring infections or with underlying conditions that may predispose patients to infections. In October 2000, we again revised the package insert for *Enbrel* in response to spontaneous adverse events reported to us, including rare cases of hematologic and central nervous system disorders. The causal relationship between these adverse events and therapy with *Enbrel* remains unclear. In January 2001, we revised the package insert for *Enbrel* to advise doctors that rare cases of central nervous system disorders, include seizures, and rare cases of tuberculosis have also been reported in patients using *Enbrel*. It is possible that additional spontaneous adverse events will be reported to us as experience with *Enbrel* continues. If we or others identify new adverse events for patients treated with *Enbrel*, additional precautions, warnings or other changes in the label for *Enbrel* may be required.

Our ability to discover, develop or commercialize products could be adversely affected if our research and marketing collaborations are terminated.

We have relationships with various collaborators who conduct research at our request. Some of our collaborators also have shared marketing rights to products subject to the collaboration. These collaborators are not our employees. As a result, we have limited control over their activities and, except as otherwise required by our collaboration agreements, can expect only limited amounts of their time to be dedicated to our activities. Our ability to discover, develop and commercialize products will depend in part on the continuation of these collaborations. If any of these collaborations are terminated, we may not be able to enter into other acceptable collaborations. In addition, our existing collaborations may not be successful. Disputes may arise between us and our collaborators as to a variety of matters, including financing obligations under our agreements and ownership of intellectual property rights. These disputes may be both costly and time-consuming and may result in delays in the development and commercialization of products.

Competition and technological developments could render our products obsolete or noncompetitive.

To succeed, we must maintain a competitive position with respect to technological advances. We are engaged in fields characterized by extensive research efforts and rapid technological development. New drug discoveries and developments in the fields of genomics, rational drug design and other drug discovery technologies are accelerating. Many companies and institutions, both public and private, are developing synthetic pharmaceuticals and biotechnological products for human therapeutic application, including the applications we have targeted.

Several products are currently approved for treating RA. In particular, we face competition for *Enbrel*, principally from the generic drug methotrexate and from Johnson & Johnson's product *Remicade*. There are other products in late-stage development that are targeting RA. Depending on the market acceptance of these products or potential products, our sales of *Enbrel* could be adversely affected.

A number of our competitors have substantially more capital, research and development, regulatory, manufacturing, marketing, human and other resources and experience than we have. Furthermore, large pharmaceutical companies recently have been consolidating, which has increased their resources and concentrated valuable intellectual property assets. As a result, our competitors may:

- develop products that are more effective or less costly than any of our current or future products or that render our products obsolete;
- produce and market their products more successfully than we do;
- establish superior proprietary positions; or
- obtain FDA approval for labeling claims that are more favorable than those for our products.

If we are unable to protect and enforce our patents and proprietary rights and gain access to patent and proprietary rights of others, we may be unable to compete effectively.

Our success depends in part on obtaining, maintaining and enforcing our patents and other proprietary rights and on our ability to avoid infringing the proprietary rights of others. Third parties have obtained or are seeking patents which, if issued or granted, may have a material adverse effect on our ability to successfully commercialize *Enbrel* in the United States. On March 7, 2002, ZymoGenetics filed a patent infringement lawsuit against us in the United States District Court for the Western District of Washington. ZymoGenetics seeks a declaration of infringement and available remedies under the patent laws, including monetary damages and injunctive relief. If ZymoGenetics prevails, our ability to market and sell *Enbrel* could be adversely affected unless we are able to negotiate a license or similar arrangement.

Although we have a substantial intellectual property portfolio, which includes patents and patent applications, we cannot be certain that we will be able to protect and enforce our rights. Patent law relating to the scope of claims in the biotechnology field is still evolving and, consequently, patent positions in our industry may not be as strong as in other more well-established fields. Accordingly, the PTO may not issue patents from the patent applications owned by or licensed to us. If issued, the patents may not give us an advantage over competitors with similar technology.

The issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be given to our patents if we attempt to enforce them or they are challenged in court or in other proceedings. A third party may challenge the validity or enforceability of a patent after it is issued by the PTO. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting their coverage. Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without paying us. It is also possible that competitors may infringe our patents or successfully avoid them through design innovation.

While we pursue patent protection for products and processes where appropriate, we also rely on trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. Therefore, others may independently develop substantially equivalent information or techniques, or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information.

Our policy is to have each employee enter into a confidentiality agreement that contains provisions prohibiting the disclosure of confidential information to anyone outside Immunex. The research and development contracts we enter into with our scientific consultants generally contain confidentiality and nondisclosure provisions. These confidentiality agreements may not be honored and we may be unable to protect our rights to our unpatented trade secrets.

We may be required to obtain licenses to patents or other proprietary rights from third parties to develop, manufacture and commercialize our products, to label and sell our products for new indications or, in the event we do not prevail in a dispute over the patent rights of others, in order to continue our current activities. Licenses required under third-party patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain the required licenses, we could encounter delays in product development while we attempt to redesign products or methods or we could be unable to develop, manufacture or sell products requiring these licenses at all.

Our customers may not get reimbursed from third parties, which could adversely affect our sales.

The affordability of our products depends substantially on governmental authorities, private health insurers and other organizations, such as health maintenance organizations, reimbursing most of the costs of our products and related treatments to our customers. Low reimbursement levels may reduce the demand for, or the price of, our products, which could prevent us from maintaining or achieving profitability on specific products. Since Medicare currently will not reimburse patients for self-administered drugs, Medicare does not cover prescriptions of *Enbrel.* Although we have been able to obtain sufficient reimbursement for most of our other products, governmental authorities or third parties, or both, may decrease their reimbursement rates or change their reimbursement policies. In addition, we may be unable to obtain sufficient reimbursement for our future products.

Our selling practices for products reimbursed by Medicare or Medicaid may be challenged in court, which could result in claims for substantial money damages or changes in our pricing procedures.

The federal government and several state agencies have initiated investigations into our pricing practices and could seek substantial money damages or changes in the manner in which we price our products. If changes are mandated, they could adversely affect the sales of those products. In the United States, pharmaceutical companies frequently grant discounts from list price to physicians and suppliers who purchase their products. Discounts on multiple-source, or generic, pharmaceuticals may be substantial. Government reports have noted that government programs that reimburse medical providers for drugs on the basis of the average wholesale price or wholesale acquisition cost, such as Medicare and Medicaid in many states, may provide significant margins to providers who are able to obtain large discounts from pharmaceutical companies.

According to press reports, approximately 20 pharmaceutical companies are under investigation by the U.S. Department of Justice, U.S. Department of Health and Human Services and/or state agencies related to the pricing of their products. We have received a notice from the U.S. Department of Justice requesting us to produce documents in connection with a Civil False Claims Act investigation of the pricing of our current and former products for sale and eventual reimbursement by Medicare or state Medicaid programs. We also have received similar requests from the U.S. Department of Health and Human Services and state agencies. Several of our current and former products are or were regularly sold at substantial discounts from list price. We require in our contracts of sale that the purchasers appropriately disclose to governmental agencies the discounts that we give to them. We do not know what action, if any, the federal government or any state agency will take as a result of their investigations.

On November 27, 2001, the Action Alliance of Senior Citizens of Greater Philadelphia filed suit in the United States District Court for the Western District of Washington against us alleging monopolistic, anticompetitive conduct in an industry-wide scheme to defraud the consumer by manipulating the average wholesale price and selling drugs to physicians at prices below the reimbursement cost charged to Medicare. On December 19, 2001, Citizens for Consumer Justice and others filed suit against us and other pharmaceutical companies in the United States District Court for the District of Massachusetts making similar allegations. One of these two proposed class action lawsuits alleges violations of antitrust laws; the other alleges violation of both antitrust and RICO laws. Similar proposed class actions have been filed in approximately a dozen courts across the country against most of the major pharmaceutical companies. At this time, we do not know what relief is being sought from us.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. Product liability claims, regardless of their merits, could be costly and divert management's attention, or adversely affect our reputation and the demand for our products. We currently maintain product liability insurance coverage based on our product portfolio, sales volumes and claims experienced to date. However, this insurance may not provide us with adequate coverage against potential liabilities either for clinical trials or commercial sales. In the future, insurers may not offer us product liability insurance, may raise the price of this insurance or may limit the coverage.

We may be required to pay damages for environmental accidents and to incur significant costs for environmental compliance.

Our research and development activities involve the controlled use of hazardous materials, chemicals, viruses and radioactive compounds. In the event of an environmental accident, we could be held liable for any resulting damages, and any liability could materially affect our financial condition. We cannot eliminate the risk of accidental contamination or injury from these materials. In addition, we may be required to incur significant costs to comply with federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some types of waste products.

If we are unable to attract and retain key employees and consultants, our business could be harmed.

The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel. Competition for personnel among companies in the biotechnology and pharmaceutical industries is intense. We may be disadvantaged in our attempts to attract and retain personnel by the fact that we have announced the proposed merger with Amgen.

We have taken steps to minimize the effect of the proposed merger on our hiring and retention efforts. For example, we have adopted the Immunex Corporation Retention Plan to provide for conditional retention awards to all employees of Immunex who regularly work at least 20 hours per week, including the executive officers other than our Chief Executive Officer. This plan provides for a lump sum cash payment to each such employee who remains employed by Immunex through the effective time of the proposed merger. However, we cannot assure you that we will be able to attract or retain the personnel necessary to support the growth of our business.

A deterioration in the financial condition of major pharmaceutical wholesalers could result in substantial lost receivables.

In 2001, approximately 70% of our product sales were made to three pharmaceutical wholesalers. Financial insolvency by one or more of these wholesalers would require us to write off all or a portion of the amounts due us. As of December 31, 2001, the amount due us from these three wholesalers totaled $82.0 million. We maintained credit insurance coverage during 2001 based on our credit exposure. However, we have elected not to renew this insurance during the 2002 policy year.

Foreign currency exchange rate fluctuations could cause our profits to decline.

Adverse currency fluctuations between the U.S. dollar and the Euro could cause our manufacturing costs to increase and our profitability to decline. Under the terms of our supply agreement with BI Pharma for *Enbrel*, the price for our product orders initially is set in Euros. We have the option, at the time of any firm order, to pay the purchase price in Euros, or to fix the currency exchange rate on the date of the order and pay the purchase price in U.S. dollars. Accordingly, future currency exchange rate fluctuations could substantially increase the manufacturing cost of our future product orders. In addition, if we elect to pay the purchase price of any future orders in Euros, currency fluctuations between the time of that order and the time of payment could substantially increase our manufacturing costs for that order.

Future acquisitions, mergers or investments in businesses, products or technologies could harm our business, operating results and stock price.

We may acquire, merge with or invest in other businesses, products or technologies that are intended to complement our existing business. From time to time, we have had discussions and negotiations with companies regarding business combinations or investing in these companies' businesses, products or technologies, and we regularly engage in these discussions and negotiations in the ordinary course of our business. Our management has limited prior experience in assimilating acquired or merged companies. Any acquisitions or investments we complete will likely involve some or all of the following risks:

- difficulty of assimilating the new operations and personnel, products or technologies;
- commercial failure of the new products;
- disruption of our ongoing business;
- diversion of resources;
- inability of management to maintain uniform standards, controls, procedures and policies;
- difficulty of managing our growth and information systems;
- reduction in the overall growth rate of the combined organization;
- risks of entering markets in which we have little or no prior experience; and
- impairment of relationships with employees or customers.

In addition, future acquisitions, mergers or investments could result in potentially dilutive issuances of equity securities, use of cash or incurrence of debt and assumption of contingent liabilities, any of which could have an adverse effect on our business and operating results or the price of our common stock.

Risks Related to Our Share Price and Corporate Control

Our stock price is volatile and the value of your investment may be subject to sudden decreases.

Our common stock price, like that of other biotechnology companies, is volatile. Our common stock price may fluctuate due to factors such as:

- developments related to the pending merger with Amgen or the operating results or stock price of Amgen;
- actual or anticipated fluctuations in our quarterly and annual operating results;
- actual or anticipated product supply constraints;
- changes in the estimated or actual completion and approval dates for future manufacturing facilities;
- adverse developments regarding the safety or efficacy of our products or changes to the labels for our products;
- clinical trial results and other product-development announcements by us or our competitors;
- loss of any of our key executives;
- regulatory announcements, proceedings or changes;
- announcements in the scientific and research community;
- competitive product developments;
- intellectual property and legal developments;
- changes in reimbursement policies or medical practices;
- mergers or strategic alliances in the biotechnology and pharmaceutical industries;
- any business combination we may propose or complete;
- any financing transactions we may propose or complete; or
- broader industry and market trends unrelated to our performance.

During periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to the companies' operating performance. Accordingly, our common stock may be subject to greater price volatility than the market as a whole.

Unless and until the proposed merger with Amgen is completed, AHP has governance and other rights under existing agreements and owns a substantial portion of the outstanding shares of our common stock and therefore has substantial rights in connection with a number of strategic decisions. The interests of AHP could be different than those of the other holders of our common stock generally.

The concentrated holdings of our common stock by AHP and its resulting control over many of our strategic decisions may result in a delay or the deterrence of possible changes in our control, which may reduce the market price of our common stock. As of December 31, 2001, AHP beneficially owns approximately 41% of the outstanding shares of our common stock. Under our governance agreement with AHP, unless and until AHP's percentage ownership of the outstanding shares of our common stock drops below 35%, AHP, through members of our board of directors designated by AHP, will continue to exercise significant control over many of our strategic and operational decisions. So long as AHP has the right to designate at least two directors, which applies if AHP's beneficial ownership of our common stock is at least 35%, many actions that we may wish to take will require the approval of at least one director designated by AHP. These actions include, with specified exceptions:

- any change in the composition of our board (other than directors designated by us);
- consolidations, mergers or similar transactions above a specified threshold;

- any change in our capital stock; and
- any change in our governing documents, as well as specified operating decisions, such as incurring incremental indebtedness above a specified threshold.

The interests of AHP with regard to these matters may be different than the interests of other holders of our common stock generally.

Future sales of shares by AHP could affect our stock price.

Sales of substantial amounts of our common stock, or the perception that these sales may occur, could adversely affect prevailing market prices for our common stock. Under our governance agreement, AHP has demand and piggyback registration rights with respect to its shares of our common stock. As a result, AHP could cause a significant number of shares of our common stock to be registered and sold in the public market, which could cause our stock price to decline. In connection with the proposed merger between us and Amgen, AHP and Amgen have entered into a shareholder voting agreement under which AHP has agreed not to sell or transfer any shares of our common stock, other than to AHP's subsidiaries, for the term of the voting agreement.

Risks Related to Our Proposed Merger with Amgen

Failure to complete the merger with Amgen could negatively impact our stock price and future business and operations.

If the merger with Amgen is not completed for any reason, we may be subject to a number of material risks, including the following:

- if the merger agreement is terminated, we may be required in specific circumstances, to pay a termination fee of $475 million to Amgen or reimburse up to $15 million of Amgen's expenses,
- the price of our common stock may decline to the extent that the current market price of that stock reflects an assumption that the merger will be completed, and
- we must pay our expenses related to the merger, including substantial legal, accounting and financial advisory fees, and employee retention bonuses, even if the merger is not completed. This could affect our results of operations and cash liquidity and potentially our stock price.

Some customers may, in response to the announcement of the merger, delay or defer purchasing decisions, which could affect our revenues. Similarly, current and prospective employees may experience uncertainty about their future role with Amgen until Amgen's strategies with regard to us are announced or executed. This may adversely affect our ability to attract and retain key management, research and development, manufacturing, sales and marketing and other personnel.

Further, if the merger agreement is terminated and our board of directors determines to seek another merger or business combination, it may not be able to find a partner willing to pay an equivalent or more attractive price than that which would have been paid in the merger with Amgen.

We believe that the price of our common stock is based in large part on the price of Amgen common stock; the price of Amgen's common stock may be affected by factors different from those affecting the price of our common stock.

Upon completion of the merger with Amgen, the holders of our common stock will become holders of Amgen common stock. In addition, prior to the completion of the merger and unless the merger agreement with Amgen is terminated, we believe that the price of our common stock will be determined in part by the expectation that the merger will be completed and that our shareholders will become shareholders of Amgen, and the price of our common stock will be affected by the price of Amgen common stock.

Amgen's business differs somewhat from our business, and Amgen's results of operations and the price of Amgen common stock may be affected by factors different from those that affect our results of operations and the price of our common stock before the merger.

Item 2. Properties

See the disclosure under the caption *Properties*, in Item 1.

Item 3. Legal Proceedings

On November 27, 2001, the Action Alliance of Senior Citizens of Greater Philadelphia filed suit in the United States District Court for the Western District of Washington against us alleging monopolistic, anticompetitive conduct in an industry-wide scheme to defraud the consumer by manipulating the average wholesale price and selling drugs to physicians at prices below the reimbursement cost charged to Medicare. On December 19, 2001, Citizens for Consumer Justice and others filed suit against us and other pharmaceutical companies in the United States District Court for the District of Massachusetts making similar allegations. One of these two proposed class action lawsuits alleges violations of antitrust laws; the other alleges violations of both antitrust and RICO laws. Similar proposed class actions have been filed in approximately a dozen courts across the country against most of the major pharmaceutical companies. At this time, we do not know what relief is being sought from us.

According to press reports, approximately 20 pharmaceutical companies are under investigation by the U.S. Department of Justice, U.S. Department of Health and Human Services and/or state agencies related to the pricing of their products. We have received a notice from the U.S. Department of Justice requesting that we produce documents in connection with a Civil False Claims Act investigation of the pricing of our current and former products for sale and eventual reimbursement by Medicare or state Medicaid programs. We also have received similar requests from the U.S. Department of Health and Human Services and state agencies. Several of our current and former products are or were regularly sold at substantial discounts from list price. We require in our contracts of sale that purchasers appropriately disclose to governmental agencies the discounts that we give to them. We do not know what action, if any, the federal government or any state agency will take as a result of their investigations.

On December 14, 2001, a lawsuit was filed by David Osher against Immunex, all members of the Immunex board of directors (Edward V. Fritzky, Kirby L. Cramer, Robert J. Herbold, John E. Lyons, Joseph M. Mahady, Edith W. Martin, Peggy V. Phillips, Lawrence V. Stein and Douglas E. Williams) and AHP in the King County Superior Court of Washington. The suit is denominated as a class action purportedly on behalf of a class of Immunex shareholders. The complaint alleges that AHP and our board of directors breached their fiduciary duties owed to our shareholders by stalling the merger discussions as a result of positions taken by AHP in the negotiations relating to its control of Immunex and its marketing rights in future Immunex products. The complaint further alleges that AHP and our board of directors are favoring their own interests and not acting in good faith toward the plaintiff and other members of the purported class. The plaintiff seeks relief:

- ordering the action to be maintained as a class action and certifying plaintiff as the class representative;
- enjoining, preliminarily and permanently, defendants from proceeding, or closing, the merger or any transaction that improperly favors interests of AHP;
- rescinding and setting aside the merger in the event that it is consummated;
- awarding plaintiff the costs of the action including attorneys' and experts' fees; and
- granting such other and further relief as the court may deem just and proper.

On December 18, 2001, a lawsuit was filed by Adele Brody against Immunex, Messrs. Fritzky, Williams, Mann and Pea, Ms. Phillips, and the marital community of each named individual in the King County Superior

Court of Washington. The suit is denominated as a class action purportedly on behalf of a class of Immunex shareholders. The complaint alleges, among other things, that the defendants breached their fiduciary duty to the purported class by failing to take all reasonable steps to assure the maximization of shareholder value, including the implementation of a bidding mechanism to foster a fair auction of Immunex to the highest bidder, or the exploration of strategic alternatives which would return a greater value to plaintiff and the other members of the purported class. The complaint further alleges that defendants are continuing to breach their fiduciary duties in order to entrench themselves in office and to receive the benefits of negotiating only with Amgen. The plaintiff seeks relief:

- ordering the action to be maintained as a class action and certifying plaintiff as the class representative;
- enjoining, preliminarily and permanently, Amgen's offer for the acquisition of Immunex stock owned by plaintiff and the other member of the purported class;
- rescinding the transaction and granting rescissionary damages in the event that the merger is consummated;
- directing defendants to pay plaintiff and the other members of the purported class damages and to account for all profits and any special benefits obtained by defendants;
- awarding plaintiff the costs of the action including attorneys' and experts' fees; and
- granting such other and further relief as the court may deem just and proper.

On December 20, 2001 a lawsuit was filed by Edwin Weiner against Immunex, Messrs. Fritzky, Williams, Mann and Pea, Ms. Phillips, and the marital community of each named individual in the King County Superior Court of Washington. The allegations and the relief requested in the Weiner complaint are substantially identical to those in the Brody complaint described above.

While these cases are in their early stages,we believe that the cases are without merit and we intend to contest them vigorously. AHP has advised Immunex that it also believes the lawsuit to which it is a defendant is without merit and AHP intends to contest it vigorously.

On March 7, 2002, ZymoGenetics filed a patent infringement lawsuit, related to U.S. patents having claims directed to specified fusion proteins comprising immunoglobulin constant region domains and specified processes for making these proteins, against us in the United States District Court for the Western District of Washington. ZymoGenetics seeks a declaration of infringement and available remedies under the patent laws, including monetary damages and injunctive relief. We fully intend to vigorously defend ourselves against the allegations of ZymoGenetics.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our shareholders during the fourth quarter of our fiscal year ended December 31, 2001.

PART II

Item 5. Market Price of the Registrant's Common Stock and Related Stockholder Matters

Our common stock is traded on the Nasdaq National Market under the symbol IMNX.

The following table sets forth for each period indicated the high and low sales prices for our common stock as quoted on the Nasdaq National Market.

	2001		2000	
	High	Low	High	Low
1st Quarter	$46.38	$10.75	$83.60	$27.75
2nd Quarter	18.99	11.81	69.88	24.19
3rd Quarter	19.67	13.85	67.13	39.50
4th Quarter	29.58	18.62	49.88	33.06

There were approximately 2,132 holders of record of our common stock as of February 28, 2002, which does not include the number of shareholders whose shares are held of record by a broker or clearing agency, but does include such a broker or clearing agency as a holder of record.

We have not paid any cash dividends since our inception. We currently do not intend to pay any cash dividends in the foreseeable future, but intend to retain all earnings, if any, for use in our business operations.

Under the terms of the governance agreement with AHP, AHP has the right to purchase additional shares of our common stock in order to maintain its percentage ownership interest in us following the issuance of our common stock. We did not issue any stock to AHP during 2001. We issued to AHP 1,042,995 shares for $28,859,000 in 2000 and 3,498,726 shares for $40,777,000 in 1999. We believe that the sales of these securities to AHP were exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof and Regulation D promulgated thereunder.

Item 6. Selected Financial Data (in millions, except per share amounts)

The following table shows selected financial data for the fiscal years 1997 to 2001.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Consolidated Statement of Operations Data:					
Product sales	$ 959.6	$ 828.8	$519.3	$169.9	$149.7
Other revenues	27.2	33.0	22.4	73.6	35.6
Total revenues	986.8	861.8	541.7	243.5	185.3
Research and development	204.6	166.7	126.7	120.0	109.3
Selling, general and administrative	423.0	344.4	216.7	93.8	71.3
Net income (loss)	170.0	154.4	44.3	1.0	(15.8)
Diluted earnings (loss) per share	0.30	0.28	0.08	0.00	(0.03)

	2001	2000	1999	1998	1997
Consolidated Balance Sheet Data:					
Total assets	$2,295.3	$2,039.4	$941.2	$325.3	$227.3
Long-term obligations	0.8	0.8	450.8	2.3	5.6
Shareholders' equity	2,063.7	1,838.1	355.3	247.5	176.2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

In 2001, we generated net income of $170.0 million, compared to net income of $154.4 million in 2000 and net income of $44.3 million in 1999. The improvement in operating results is primarily due to increased U.S. sales of *Enbrel*, which was first approved by the FDA in November 1998. We have received additional approvals for *Enbrel* from the FDA subsequent to the initial approval in November 1998. *Enbrel* is currently approved for reducing signs and symptoms, and for inhibiting the progression of structural damage in patients with moderately to severely active RA. *Enbrel* is also approved for treating moderately to severely active polyarticular-course JRA in patients who have had an inadequate response to one or more disease-modifying, antirheumatic drugs, or DMARDs. In 2001, we also began selling *Enbrel* in Canada. Primarily as a result of increased sales of *Enbrel*, revenues increased to $986.8 million in 2001, compared to $861.8 million in 2000 and $541.7 million in 1999.

Our operating expenses have increased over the past three years, primarily as a result of manufacturing, selling and marketing expenses for *Enbrel*. In addition, we have significantly increased spending on research and development activities in order to increase our product development opportunities and to support the ongoing development of *Enbrel* for use in additional indications.

Other income has increased significantly primarily due to an increase in interest income. Our funds available for investment purposes has increased as a result of a $450.0 million convertible subordinated note issued to AHP in May 1999, net proceeds of $771.2 million from our public offering of common stock in November 2000 and improved operating cash flow. In addition, interest expense decreased in 2001 due to the conversion by AHP of its convertible note into our common stock in October 2000.

Results of Operations

Revenues (in millions)

	2001	2000	1999
Enbrel	$761.9	$652.4	$366.9
Leukine	108.4	88.3	69.1
Novantrone	71.2	59.9	44.5
Other product sales	18.1	28.2	38.8
Total product sales	959.6	828.8	519.3
Royalty and contract revenue	27.2	33.0	22.4
Total revenues	$986.8	$861.8	$541.7

Product sales increased to $959.6 million in 2001, compared to $828.8 million in 2000 and $519.3 million in 1999. This improvement was primarily due to increased sales volume of *Enbrel* as the product has continued to gain acceptance for treatment of RA and, to a lesser extent, higher realized selling prices through price increases. Sales of *Enbrel* made up 79% of our total product sales in 2001. Under an *Enbrel* promotion agreement with AHP, *Enbrel* is being promoted in the United States and Canada by Wyeth-Ayerst, the pharmaceutical division of AHP. AHP shares in the gross profits from U.S. and Canadian sales of *Enbrel* and we share the related costs of selling, marketing and distributing *Enbrel*. Our share of these expenses and the amount of gross profits shared with AHP from sales of *Enbrel* are included in selling, general and administrative expenses.

Growth in sales of *Enbrel* during 2001 was constrained as demand exceeded the available supply. To manage the supply of *Enbrel* we implemented an *Enbrel* enrollment program in November 2000 to help ensure that patients in the United States prescribed *Enbrel* would receive an uninterrupted supply. Further, despite the supply constraints, we were able to increase the number of active patients by approximately 20,000 during 2001. This was accomplished through active management of supply from our manufacturing collaborator of *Enbrel*, BI Pharma. In addition, we offered financial incentives to BI Pharma and were able to obtain limited additional supply. The increase in sales of *Enbrel* in 2000 compared to 1999 was primarily due to increased volume and, to a lesser extent, higher realized selling prices.

Sales of *Leukine* totaled $108.4 million in 2001, compared to $88.3 million in 2000 and $69.1 million in 1999. The increase in sales of *Leukine* during 2001 reflects increased unit demand. We have been able to grow demand for *Leukine* through efforts to differentiate *Leukine* from its competition and through competitive pricing to our customers. Because of our pricing structure, we experienced a small decrease in realized selling prices during 2001. The increase in sales of *Leukine* during 2000 reflected increased unit demand and higher realized selling prices. During 2000, we hired additional sales representatives to promote *Leukine*. We also discontinued distributor price discounts, which contributed to improved profitability.

Sales of *Novantrone* totaled $71.2 million in 2001, compared to $59.9 million in 2000 and $44.5 million in 1999. In October 2000, the FDA approved *Novantrone* for reducing neurologic disability and/or frequency of clinical relapses in patients with progressive, progressive relapsing or worsening relapsing-remitting MS. This led to an increase in sales of *Novantrone* in 2001 compared to 2000. In addition, we increased the selling price of *Novantrone* in both 2001 and 2000. We believe that some of the sales of *Novantrone* during the fourth quarter of 2001 represent inventory stocking by distributors. This will likely have a negative impact on sales of *Novantrone* in the first quarter of 2002. The improvement in sales of *Novantrone* during 2000 compared to 1999 is primarily due to increased unit volume and higher realized selling prices. During 2000 we hired additional sales representatives to promote *Novantrone*.

Sales of our other products decreased to $18.1 million in 2001, compared to $28.2 million in 2000 and $38.8 million in 1999. On June 30, 2001, we sold our rights to the pharmaceutical products *Amicar*, methotrexate sodium injectable, leucovorin calcium and *Levoprome* to Xanodyne Pharmacal, Inc., or Xanodyne. The sale resulted in a gain of $16.0 million, which was included in other income. We also agreed to sell to Xanodyne, at cost, our remaining inventory for these products on hand at June 30, 2001. We did not recognize any material revenues or expenses related to these products in the second half of 2001. As a result of the sale, our only other marketed product is *Thioplex*. Two competitors launched generic versions of *Thioplex* during 2001 and realized selling prices and sales volume for *Thioplex* have declined. Sales of our other products decreased in 2000 compared to 1999 primarily due to decreased sales volume of *Thioplex*.

Royalty and contract revenue consists primarily of royalties earned under license agreements, license fees and milestone payments. Royalties are received quarterly or semi-annually based on product sales made by the licensee in the preceding royalty reporting period. Royalty revenue is recognized based on the period in which the underlying products are sold and as such, requires us to estimate royalty income for the then current quarterly or semi-annual royalty period. If we are unable to reasonably estimate royalty income under a particular agreement, for example where the market for the underlying product is highly variable, we will recognize revenue only when actual amounts are known. License fees and milestones are recognized in revenue based on the terms of the underlying agreement. To the extent a license fee or milestone has an ongoing service or performance requirement or is dependent upon a future contingency, revenue is deferred and recognized over the applicable service period or when the contingency is resolved.

Royalty and contract revenue totaled $27.2 million in 2001, compared to $33.0 million in 2000 and $22.4 million in 1999. In 2001, royalty revenue comprised $25.0 million of total royalty and contract revenue compared to $6.6 million in 2000 and $9.4 million in 1999. During 2001, we began recognizing royalty revenue from Ivax Corporation, or Ivax, on sales of paclitaxel injection, a generic form of Bristol-Myers Squibb Company's *Taxol®*. During the third quarter of 2001, another competitor began selling an alternative generic form of *Taxol®*. As a result, under our royalty agreement with Ivax, our royalty revenue from Ivax significantly declined in the fourth quarter of 2001. The remaining royalty and contract revenue during 2001 consisted primarily of amounts recognized under existing royalty and license agreements. During 2000, we earned $25.0 million in milestones from AHP under the *Enbrel* promotion agreement. In February 2000, we earned a milestone of $10.0 million from AHP under the *Enbrel* promotion agreement, when net sales of *Enbrel* in the United States exceeded $400.0 million for the preceding 12-month period. In June 2000, we earned $15.0 million from AHP under the terms of the *Enbrel* promotion agreement when an expanded indication for *Enbrel* was approved by the FDA for reducing signs and symptoms and delaying structural damage in patients with moderately to severely active RA. These were the final scheduled payments to be earned by us under the *Enbrel* promotion agreement with AHP. The remaining royalty and contract revenue during 2000 consisted primarily of amounts recognized under existing royalty and license agreements. In 1999, we earned $10.0 million from AHP when net sales of *Enbrel* in the United States exceeded $200.0 million for the preceding 12-month period. The remaining royalty and contract revenue during 1999 consisted primarily of amounts recognized under existing royalty and license agreements.

Gross Margin

Gross margin was 73.3% in 2001, compared to 70.7% in 2000 and 69.3% in 1999. The increase in gross margin in 2001, compared to 2000, was due to:

- lower costs from BI Pharma, our manufacturing collaborator for *Enbrel*. We realized a yield enhancement price reduction that more than offset incremental incentive payments to BI Pharma for additional supply;
- lower foreign exchange rates on purchases of *Enbrel* from BI Pharma, which is located in Germany;
- higher realized prices from sales of *Enbrel* and *Novantrone*; and
- increased sales of *Novantrone*, our highest margin product.

Partially offsetting these items was increased sales of *Enbrel*. Like *Leukine*, *Enbrel* is a biologic, and generally has a higher manufacturing cost than traditional pharmaceutical products and is subject to multiple royalty obligations.

Gross margin was higher in 2000 compared to 1999 due to:

- lower costs for *Enbrel* primarily due to a reduction in internal costs and favorable exchange rates on purchases of *Enbrel* from BI Pharma; and
- a favorable mix of sales of our products.

Operating Expenses

Research and development expense includes staffing and support costs of our internal research staff and management, supplies used in research and development activities, rent and facility expense for our lab and office space utilized by research and development personnel, depreciation of lab and process development equipment and owned facilities, the costs of conducting clinical studies, including clinical drug and expenses of clinical research organizations, consulting and contracted services directly related to research and development, our share of costs under collaborative research agreements and payments to acquire rights to development-stage technology. Research and development expense does not include an allocation of general and administrative expense, with the exception of certain shared services such as information systems, purchasing and engineering services.

Research and development expense increased to $204.6 million in 2001, compared to $166.7 million in 2000 and $126.7 million in 1999. During 2001, our largest expense and the biggest increase in research and development expense was due to the ongoing development of *Enbrel*, primarily due to spending on the following:

- *Rheumatoid arthritis.* We are conducting several long-term follow-up studies and post-approval commitments to the FDA to continue to evaluate the safety of *Enbrel*;
- *Psoriatic arthritis.* We completed our Phase 3 clinical trial of *Enbrel* in psoriatic arthritis and submitted a supplemental Biologics License Application, or sBLA, for use of *Enbrel* in this indication in July 2001. The FDA approved *Enbrel* for reducing the signs and symptoms of active arthritis in patients with psoriatic arthritis in January 2002;

- *Psoriasis.* We completed a Phase 2 clinical trial of *Enbrel* in patients with Psoriasis and we commenced a Phase 3 dose ranging clinical trial in the fourth quarter of 2001;
- *Ankylosing spondylitis.* We completed a Phase 2 clinical trial of *Enbrel* in patients with ankylosing spondylitis and, in the fourth quarter of 2001, initiated a large Phase 3 clinical trial;
- *Wegener's granulomatosis.* Following announcement of positive Phase 2 results in 2000, we are supporting two Phase 2/3 clinical trials of *Enbrel* in Wegener's granulomatosis;
- *Chronic Heart Failure.* In March 2001, we announced that guidance from an independent data monitoring board indicated that ongoing studies in chronic heart failure, or CHF, would not be able to meet efficacy endpoints. Based on this guidance, we and AHP ended two large Phase 2/3 clinical trials of *Enbrel.* We continued to incur costs to close out the trials and gather and analyze data from the studies; and
- We are researching the use of *Enbrel* in treating amyloidosis, myelodysplastic syndrome, cachexia and numerous other conditions.

In addition to *Enbrel,* we incurred significant costs related to development of other products and product candidates. Our more significant efforts are described below.

ABX-EGF. In July 2000, we entered into a joint development and commercialization agreement for ABX-EGF, a fully human antibody created by Abgenix, Inc. In 2001, we completed a Phase 1 clinical trial of ABX-EGF as a monotherapy in patients with various types of cancer. Following the announcement of the preliminary Phase 1 results, we and Abgenix initiated a series of Phase 2 clinical trials to evaluate the tolerability and efficacy of ABX-EGF for the treatment of several types of cancers. These include clinical trials in patients with kidney, colorectal, prostate and non-small cell lung cancer.

IL-1 Receptor Type 2. Based on preclinical data, we believe that IL-1 Receptor Type 2 may be of therapeutic value in treating a number of inflammatory diseases either alone or in combination with *Enbrel.* In July 2001, we initiated a Phase 1 clinical trial of IL-1 Receptor Type 2 in RA to assess tolerability.

TRAIL/Apo2L. In May 1999, we entered into a worldwide collaboration with Genetech to co-develop and market TRAIL/Apo2L. We are continuing preclinical studies to obtain safety and efficacy information and additional preclinical studies are planned.

Leukine. A number of clinical trials are underway to investigate whether *Leukine* could be approved for additional uses. Research and development spending on *Leukine* during 2001 was higher as compared to 2000 primarily due to a potential indication for *Leukine* in Crohn's disease. In the fourth quarter of 2001, we initiated a Phase 2 clinical trial of *Leukine* in patients with Crohn's disease.

During 2001, we announced results of two Phase 2 studies for *Nuvance.* The results of the studies indicated that *Nuvance* was generally well-tolerated, but provided no apparent improvement in opening lung airways over a four-week period for patients with persistent asthma. We are continuing to evaluate the evidence from the studies to determine any future development options for *Nuvance.*

The increase in research and development expense in 2001 also reflects the costs of an expanded discovery research effort. Beginning in 2001, we have made a concerted effort to increase the number of molecules that enter the clinical development stage each year. Accordingly, we increased the hiring of internal research staff and have expanded our laboratory space to support this growth.

The increase in research and development expense during 2000 compared to 1999 was due to the continuing development of:

- *Enbrel* for treating CHF, RA, psoriatic arthritis and other diseases;
- *Nuvance* for treating persistent asthma;
- *Avrend* (CD40 ligand) for treating renal cell cancer;
- ABX-EGF for treating cancer, in collaboration with Abgenix, Inc., which included payment of a $5.0 million initial licensing fee;
- TRAIL/Apo2L for treating cancer, in collaboration with Genentech; and
- IL-1 Receptor Type 2 for treating inflammation, osteoporosis and other diseases.

The increase in research and development expense during 2000 also reflected expenses related to additional collaborative agreements we entered into during 2000 with Celera Genomics and Cambridge Antibody Technology Limited. We also increased staffing, laboratory space and spending on research equipment and information technology to support our discovery research activities.

Selling, general and administrative expense increased to $423.0 million in 2001, compared to $344.4 million in 2000 and $216.7 million in 1999. The increase was primarily due to expenses associated with selling and marketing *Enbrel*. Under the terms of the *Enbrel* promotion agreement, AHP assumed a majority of these expenses in the United States and Canada in the year following launch of *Enbrel*, and a decreasing majority of these expenses in the second year following launch of *Enbrel*. In November 2000, we and AHP began to equally share the U.S. marketing and selling expenses incurred under the *Enbrel* promotion agreement equally. AHP also shares in the gross profits from U.S. and Canadian sales of *Enbrel*. Our share of costs incurred under the *Enbrel* promotion agreement, including the obligation to AHP for its share of the gross profits from U.S. and Canadian sales of *Enbrel*, totaled $282.0 million in 2001, $222.5 million in 2000 and $120.3 million in 1999. In addition to expenses incurred under the *Enbrel* promotion agreement, selling, general and administrative expense increased in 2001 due to the following:

- increased staffing levels and other infrastructure costs primarily for legal and administrative functions and increased office space;
- increased selling and marketing expenses for *Leukine* and *Novantrone*; and
- an approximate 50% increase in insurance premiums.

The increase in selling, general and administrative expense in 2000, compared to 1999, was primarily due to expenses associated with selling and marketing *Enbrel*. The increase also reflects spending for:

- increased staffing levels and other infrastructure costs;
- selling expenses for *Leukine* and *Novantrone*; and
- preparing for FDA approval for *Novantrone* for treating worsening forms of MS.

Merger-related Costs

On December 17, 2001, we announced that we had entered into an Agreement and Plan of Merger with Amgen. We incurred $5.6 million of merger-related costs in the fourth quarter of 2001 related to financial advisory, legal and accounting fees.

Other Income (Expense)

Interest and other income, net increased to $115.1 million in 2001, compared to $59.8 million in 2000 and $26.4 million in 1999. The increase during 2001 is primarily due to increased income earned on our investments as a result of higher average cash and investment balances. The issuance of a $450.0 million convertible subordinated note to AHP in May 1999, proceeds from our public offering of common stock in November 2000 and improved operating cash flow resulted in a significant increase in funds available for investment purposes. Additionally, we realized a gain of $16.0 million in the second quarter of 2001 from the sale of our rights in primarily generic pharmaceutical products *Amicar*, methotrexate sodium injectable, leucovorin calcium and *Levoprome*. The conversion of the AHP convertible note on October 31, 2000 into shares of our common stock resulted in a $10.7 million decrease in interest expense during 2001, as compared to 2000.

Interest income increased in 2000, as compared to 1999, due to increased funds available for investment as a result of proceeds from AHP's conversion of its convertible subordinated note, proceeds from our public offering of common stock in November 2000, improved operating cash flows and sales of common stock to AHP and to our employees. Improved investment returns also contributed to the increase in 2000 compared to 1999.

Provision for Income Taxes

The provision for income taxes totaled $42.5 million, or 20% of pre-tax income in 2001, compared to $2.3 million, or 1% of pre-tax income in 2000 and $12.5 million, or 22% of pre-tax income in 1999. During 2001, we utilized our remaining research and experimentation credit carryforwards available to offset federal tax expense for financial reporting purposes. Accordingly, our effective tax rate during 2001 reflects a rate based on the federal statutory rate, adjusted for the benefit of the utilization of our research and experimentation credits carryforwards to offset reported tax expense. During 2000, federal income tax expense, for financial reporting purposes, was entirely offset by utilizing net operating loss, or NOL, carryforwards and research and experimentation credit carryforwards. In 2000, the provision for income taxes consisted only of our tax obligations in the states in which we sell our products. During 1999, the benefit from the utilization of our NOL carryforwards was first used to reduce the recorded value of goodwill and intangible product rights related to our 1993 merger with a subsidiary of American Cyanamid Company to zero and then to reduce federal income tax expense for financial reporting purposes.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments totaled $857.8 million at December 31, 2001 and $1,604.8 million at December 31, 2000. These amounts are held in a variety of interest-bearing instruments, including government and corporate obligations and money market accounts.

Operating activities provided cash of $224.3 million in 2001, compared to $171.9 million in 2000 and $112.7 million in 1999. The increase in operating cash flow in 2001 was due primarily to an increase in cash generated from product sales and an increase in interest earned on our investments. Working capital changes resulted in a $6.8 million increase in operating cash flow. Working capital decreased $749.5 million during 2001 due primarily to the purchase of non-current investments and the deposit on the Rhode Island manufacturing facility, both discussed below. The increase in operating cash flow in 2000 was primarily due to improved operating results, partially offset by a decrease from changes in working capital.

We expect operating cash flows to be positive in 2002 although lower than in 2001 due to higher working capital requirements related to a build-up of inventory of *Enbrel* produced at our Rhode Island manufacturing facility. We expect to begin full-scale production and building commercially significant quantities of inventory of *Enbrel* bulk drug at the Rhode Island manufacturing facility beginning in the first half of 2002, prior to the estimated FDA approval of the facility. However, we will not be able to sell this inventory and may be required to write off inventory unless and until the Rhode Island facility and our contract manufacturer are approved by the FDA. We expect to file for FDA approval of the Rhode Island facility and our vialing contract manufacturer in mid-2002, and we estimate FDA approval in the second half of 2002. Accordingly, we will utilize operating cash flow to fund this inventory build-up which is expected to total between $80.0 million and $120.0 million assuming FDA approval in the second half of 2002. We have also made commitments to purchase inventory from our manufacturing collaborator for *Enbrel*, BI Pharma, totaling $161.0 million over the next three years. In addition, our accounts receivable will continue to be directly affected by U.S. and Canadian sales of *Enbrel* and accounts payable will continue to be affected by costs incurred under the *Enbrel* promotion agreement. Accordingly, operating cash flows are highly dependent on sales and inventory levels of *Enbrel*.

Cash used in investing activities totaled $610.6 million in 2001, compared to $730.6 million in 2000 and $403.2 million in 1999. Investing activities during 2001 included the purchase of $765.0 million of investments held as collateral in the lease financing of our planned new research and technology center, discussed below. We also purchased other investments using funds from our public offering of common stock in November 2000. These investments were partially offset by sales of investments as we liquidated some of our long term debt securities in order to provide the collateral funding.

In March 2001, we entered into a seven and one-half year lease to finance construction of our new research and technology center in Seattle, Washington, known as the Helix Project. The total cost of the project, including financing costs, is expected to be up to $750.0 million. As part of the lease transaction, we are required to restrict as collateral cash or investment securities worth $765.0 million during the construction of the project and 102% of the funds borrowed by the lessor thereafter. The restricted investments consist primarily of money market investments with maturities of one-year or less and are carried at fair value. These investments are held in our name, are restricted as to their withdrawal and are classified as non-current on our balance sheet. The lease is classified as an operating lease for financial reporting purposes, which means that the cost of the facility and related financing obligation are not reflected on our balance sheet.

The construction costs of the Helix Project are paid by the lessor, who is the borrower under a loan that is funded using the proceeds of commercial paper. In order to support the placement of the commercial paper, a syndicate of banks has agreed to provide a back-up credit facility that is subject to an annual renewal commitment. If all or some of the banks elect not to renew their commitment under this back-up credit facility, they would be required to provide a bank loan for the duration of the lease term in an amount equal to the size of their commitment under the back-up credit facility. However, the rates on such bank loan may not be as favorable as the rates obtained using the commercial paper for financing. We may, at any time during the term of the lease, purchase the facility for the amount of cumulative financed project costs incurred. At the end of the lease term, if we elect not to renew the lease or do not exercise our option to purchase the facility, we have guaranteed to pay any loss incurred by the lessor upon the sale of the facility for amounts up to 89.5% of the project costs.

Under the terms of the agreement, we are required to maintain certain financial ratios and meet other covenants regarding the conduct of our business. If we were to violate any of these covenants and were unable to restructure the financing or obtain a waiver, we could be obligated to pay the lessor the cumulative financed project costs at such time. Our proposed merger with Amgen, discussed below, would violate one of these covenants. We expect to review this financing arrangement in light of the merger and the anticipated needs of the combined company. We may be able to renegotiate the relevant terms of the covenants or obtain a waiver if it was in the best interest of the combined company.

At December 31, 2001, the construction costs incurred and amount financed totaled approximately $106.0 million and is expected to total $750.0 million at completion of the project. Lease payments begin upon completion of the facility, which is expected to be no later than September 2003, and are variable throughout the lease term based on the LIBOR rate.

We collaborated with AHP on the construction of a large-scale manufacturing facility in Rhode Island intended for the production of *Enbrel*. AHP acquired the facility in 1999 and we have worked together to retrofit the facility to accommodate the commercial production of *Enbrel*. In November 2001, we entered into an agreement to acquire the facility on January 1, 2002. As part of the agreement, we made a $192.8 million deposit in 2001 toward the purchase price. We made an additional payment totaling $279.9 million following close of the purchase in January 2002. A final payment totaling $27.1 million is due for final costs incurred by AHP in December 2001. The purchase of the Rhode Island manufacturing facility was funded from our existing cash and investments.

In November 2001, we initiated construction on the BioNext Project, a new manufacturing plant to be built adjacent to the existing manufacturing facility in Rhode Island. When the facility is completed, which is currently estimated to be in 2005, it is planned to produce *Enbrel* and possibly new products currently in development. Together, the new facility and the retrofitted facility are expected to be larger than any other cell culture manufacturing center currently in existence. We incurred costs totaling approximately $15.2 million during 2001 on the BioNext Project and we anticipate the total cost of this new facility to be approximately $550.0 million. The costs of the BioNext Project are being funded through existing cash and investments. We have no current plans to finance this project.

Other purchases of property, plant and equipment include costs related to validation of our process development facility in Bothell, Washington, purchases of computer hardware, computer software, research equipment and expansion of our existing office and laboratory space. We also purchased property adjacent to the location of the Helix Project to be held to accommodate possible future growth.

Net cash provided by financing activities totaled $32.4 million in 2001, compared to $850.7 million in 2000 and $507.6 million in 1999. During 2001, we received $22.3 million in proceeds from sales of common stock to employees under our employee stock option plans and employee stock purchase plan. We also received $10.1 million in proceeds from the lease financing of our research and technology center. These amounts were a reimbursement for expenditures we incurred prior to finalizing the lease agreement.

We believe that our current capital resources, cash generated from operations and the financing proceeds for our planned research and technology center are adequate to satisfy our working capital and capital expenditure requirements for at least the next two years.

Outlook

On December 17, 2001, we announced that we had entered into an Agreement and Plan of Merger with Amgen Inc. The merger is contingent upon approval of both our shareholders and Amgen's stockholders and subject to review by the Federal Trade Commission, or FTC and other regulatory authorities. We currently expect the merger to close in the second half of 2002 if we obtain all necessary approvals and the other conditions to closing are satisfied, however the closing could be delayed by review of the transaction by the FTC and the Securities Exchange Commission, or SEC, and other regulatory authorities. In connection with the proposed merger, we intend to sell the product rights to *Leukine*, as it competes directly with Amgen's product *Neupogen*. The divestiture of *Leukine* is anticipated to occur only if the merger is completed. We incurred $5.6 million of merger related expenses in the fourth quarter of 2001 and will incur merger-related costs in 2002 in the range of $40.0 to $45.0 million primarily related to financial advisory, legal and accounting fees. The majority of the 2002 costs are contingent upon the consummation of the merger and, accordingly, are not expected to significantly impact our operating results unless and until the merger is completed.

We expect product sales to increase in 2002 primarily from increased sales of our lead product, *Enbrel*. Demand for *Enbrel* continues to grow as the product gains acceptance for treatment of RA. Furthermore, in January 2002, the FDA approved *Enbrel* as the first treatment indicated to reduce signs and symptoms of active arthritis in patients with psoriatic arthritis, adding an additional market opportunity for the product. We will begin promoting *Enbrel* to dermatologists in this indication in the first quarter of 2002. Similar to 2001, growth in sales of *Enbrel* will continue to be limited by supply, however, we estimate that, when approved by the FDA, our manufacturing facility in Rhode Island could, on an annual basis double our current United States and

Canadian supply of *Enbrel*. We estimate this approval in the second half of 2002. The increase in supply of *Enbrel* is expected from the following sources:

- Manufacturing yield improvements from a new manufacturing process recently implemented at our manufacturing collaborator for *Enbrel*, BI Pharma;
- A small increase in production runs at BI Pharma obtained by acquiring manufacturing capacity previously committed by BI Pharma to MedImmune; and
- FDA approval of the Rhode Island manufacturing facility for the production of *Enbrel*, which we estimate in the second half of 2002.

During 2002, we expect a temporary decline in the gross margin of *Enbrel*. In order to secure additional supply of *Enbrel*, we have offered BI Pharma financial incentives to provide additional near-term production capacity for *Enbrel*. BI Pharma was able to provide limited additional capacity in 2001 and we expect similar amounts of additional capacity to be provided in 2002. Also, as noted above, we were able to obtain access to BI Pharma manufacturing capacity previously committed to MedImmune. We agreed to make payments to MedImmune for the rights to this capacity. The supply of *Enbrel* from these production runs will be received in early 2002 and will negatively impact our gross margin as the incremental payments to MedImmune flow through cost of product sales. Lastly, we expect to begin full-scale production of *Enbrel* at our Rhode Island manufacturing facility beginning in the first half of 2002. Our per-unit production costs may initially be higher than current costs per unit due to inefficiencies and other costs associated with the start-up of a major manufacturing facility. *Enbrel* manufactured at the Rhode Island facility will not be available for sale until such time that the facility is approved by the FDA. We expect FDA approval in the second half of 2002 and the cost of inventory produced at that time to be in the range of $80.0 million to $120.0 million. If we were unable to sell the inventory manufactured at the facility, we would be required to charge the costs to expense. Beyond 2002 we expect gross margins on *Enbrel* to improve as production becomes more efficient at the Rhode Island manufacturing facility and the incremental costs associated with additional manufacturing capacity at BI Pharma are reduced.

We also expect to realize increased sales of *Novantrone* due to continuing penetration in the market for MS. The approval of *Novantrone* for treatment of worsening MS in October 2000 represents a timely market opportunity for this product as sales in the oncology setting are gradually eroding due to increased competition. We are focusing our promotional efforts for *Novantrone* on the top neurologists and MS treatment centers and anticipate that increased sales in our MS indication will exceed any near term decline in oncology sales.

The rate of increase in demand for *Leukine* is expected to moderate in 2002. We have successfully increased sales of *Leukine* in recent years through product differentiation and targeted sales and marketing efforts. Our promotional efforts in 2002 will continue to focus on markets where we believe *Leukine* provides unique advantages and growth opportunities. The growth rates of *Leukine* may be impacted by the FDA approval in early 2002 of *Neulasta*, Amgen's pegylated version of *Neupogen*, a product that competes directly with *Leukine* in its major markets. It is uncertain what impact this new product will have on sales of *Leukine*. As noted above, we currently plan to divest *Leukine* in connection with our proposed merger with Amgen.

Our only other marketed product is *Thioplex*. Two competitors launched generic versions of *Thioplex* during 2001 and as a result, realized selling prices and sales volume have declined. Sales of *Thioplex* are not expected to be significant in the future.

Revenues earned from existing royalty, license and other similar agreements are expected to decrease in 2002 primarily due to decreased royalty revenue earned on sales by Ivax of paclitaxel injection, a generic form of *Taxol*. The royalty rate on sales of paclitaxel injection decreased significantly following the introduction into the market in June 2001 of additional generic formulations of *Taxol*. We have identified several internal technology and product candidate outlicensing opportunities and we may enter into agreements to license the technology or product rights. We cannot predict the timing of such agreements, if any, or the amount of any revenue recognized from those agreements.

We expect to continue to increase spending on research and development in 2002 by 10% to 15% as compared to 2001, reflecting an increased investment in discovery research and spending on clinical and process development. We have made a concerted effort to increase the number of molecules that enter the clinical development stage each year. These efforts are reflected as an increase in discovery research expense through increased staffing and facility costs as we expand our efforts in the search for promising product candidates. Correspondingly, as the number of product candidates entering the development stage increase, our costs associated with scaling-up process development to manufacture the clinical product requirements as well as the costs of conducting the clinical trials are also increasing.

During 2002 our largest research and development expense will continue to be incurred in the ongoing development and support of Enbrel. In addition to supporting several long-term follow-up clinical trials of Enbrel in RA, we are initiating a 10,000 patient study to provide information about the use, safety and efficacy of Enbrel in RA. In the fourth quarter of 2001, we initiated Phase 2/3 clinical trials of Enbrel in ankylosing spondylitis and psoriasis and we anticipate beginning an additional Phase 2/3 clinical trial in psoriasis during the first half of 2002. We are also supporting two Phase 2/3 clinical trials of Enbrel in Wegener's granulomatosis and are researching the use of Enbrel in numerous other diseases. We will continue to incur significant costs on the development of ABX-EGF for treatment of several types of cancer, in collaboration with Abgenix. ABX-EGF is currently in Phase 2 clinical trials. Spending on development of IL-1 Receptor Type 2 will increase significantly as Phase 1 clinical trials continue in 2002 and, depending on the results of these trials, we expect to initiate a Phase 2 clinical trial in mid-2002. Other expense increases are expected from development of RANK, a molecule that we anticipate moving into Phase 1 clinical trials in 2002 for treatment of cancer and on studies of Leukine for treatment of Crohn's disease. Spending on development of TRAIL/Apo2L for treatment of cancer, in collaboration with Genentech, is not expected to increase from prior periods as further preclinical studies to evaluate safety and efficacy are planned.

Selling, general and administrative expense potentially could increase by approximately 20% in 2002, driven primarily by expenses associated with selling and marketing Enbrel. Under the Enbrel promotion agreement with AHP, AHP shares in the gross profits from U.S. and Canadian sales of Enbrel and we share the costs of selling, marketing and distributing Enbrel in the U.S. and Canada. In anticipation of FDA approval of the Rhode Island manufacturing facility for the production of Enbrel, which we estimate in the second half of 2002, we are increasing our promotional and selling activities to capitalize on the additional supply that is expected to become available. In addition, we will incur increased costs related to the launch of Enbrel in psoriatic arthritis and we are supplementing AHP's sales efforts related to Enbrel by hiring our own dedicated sales force. AHP will equally share the costs of our dedicated sales force. Selling and marketing costs related to Leukine and Novantrone are not expected to increase. Spending for general and administrative expense is expected to increase due to increased staffing, expanded facilities and significantly higher insurance costs for much of our coverage due to higher premiums in the insurance market.

Our investments are primarily debt securities that are affected by the general level of interest rates in the United States. Interest rates have recently reached historical lows that has depressed, and is expected to continue to depress, the rate of return we earn on our investments. In addition, with the purchase of the Rhode Island manufacturing facility from AHP in January 2002, the amount of funds that are available for investment purposes is expected, on average, to be lower in 2002 than in 2001. Accordingly, we expect to see a decline in interest income earned in 2002.

During 2001 we utilized the remaining research and experimentation credit carryforwards to reduce our tax expense for financial reporting purpose. Accordingly, our effective tax rate in 2002 will increase as compared to the 20% effective tax rate in 2001, and is expected to approximate the full federal statutory rate of 35%. All remaining NOL carryforwards are attributable to stock option deductions. The benefit of these NOL carryforwards will be recorded as an increase to equity when realized. Due to the treatment of remaining NOL's and the utilization of all R&D credit carryovers in 2001, the estimated effective tax rate in the future will approximate the statutory federal and state tax rates.

Item 7A. Qualitative and Quantitative Disclosures About Market Risk

We maintain an investment portfolio of various holdings, types, and maturities. These securities are classified as available for sale and are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income.

Investments

The following table presents the impact of hypothetical changes in interest rates on the fair value of our interest rate sensitive investments, assuming interest rate changes of 50, 100 and 150 basis points, or BPS (in thousands):

	Valuation of Securities Given an Interest Rate Increase of X Basis Points			Fair Value as of: December 31, 2001	Valuation of Securities Given an Interest Rate Decrease of X Basis Points		
	150 BPS	100 BPS	50 BPS		(50 BPS)	(100 BPS)	(150 BPS)
Investments with contractual maturity dates	$1,442,057	$1,453,038	$1,464,047	$1,473,262	$1,486,089	$1,497,133	$1,508,235
				December 31, 2000			
Investments with contractual maturity dates	$1,557,312	$1,565,564	$1,574,517	$1,582,084	$1,592,489	$1,601,803	$1,609,220

Market risk exposure at December 31, 2001 has decreased compared to December 31, 2000 due to the decrease in the size of the investment portfolio.

We also hold investments in equity securities that are sensitive to changes in the stock market. The fair value of our equity investments at December 31, 2001 was $31,950,000 and $48,627,000 at December 31, 2000. For each one percent change in the fair value of the underlying securities, the fair value of our equity investments at December 31, 2001 would change by $320,000.

Foreign exchange forward contracts

We periodically enter into foreign exchange forward contracts related to inventory purchases to offset the impact of currency fluctuations in the Euro. We monitor our foreign currency exposures daily to maximize the overall effectiveness of our foreign currency hedge positions. It is our policy to enter into forward contracts with maturity dates of no later than eighteen months. We do not enter into foreign exchange forward contracts for trading purposes.

Item 8. Financial Statements and Supplementary Data

	Page in Form 10-K
Consolidated Balance Sheets at December 31, 2001 and 2000	54
Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999	55
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999	56
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999	57
Notes to Consolidated Financial Statements for the years ended December 31, 2001, 2000 and 1999	58 - 75
Report of Ernst & Young LLP, Independent Auditors	76

IMMUNEX CORPORATION
Consolidated Balance Sheets
(In thousands, except share and per share data)

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 198,777	$ 552,767
Short-term investments	659,037	1,052,043
Accounts receivable—trade, net	85,005	89,864
Accounts receivable—AHP	11,462	4,177
Other receivables	25,382	22,384
Inventories	34,440	19,371
Prepaid expenses and other current assets	23,118	15,675
Total current assets	1,037,221	1,756,281
Property, plant and equipment, net	200,429	174,049
Restricted cash and investments	765,000	–
Deposit to AHP on Rhode Island manufacturing facility	192,778	–
Property held for future development	45,565	33,382
Investments	31,950	48,627
Intangible product rights and other, net	22,365	27,034
Total assets	$2,295,308	$2,039,373
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 106,967	$ 93,905
Accounts payable—AHP	84,345	75,119
Accrued compensation and related items	31,778	25,422
Current portion of long-term obligations	31	31
Other current liabilities	7,743	5,964
Total current liabilities	230,864	200,441
Long-term obligations	764	796
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $.01 par value, 30,000,000 shares authorized, none outstanding	–	–
Common stock, $.01 par value, 1,200,000,000 shares authorized, 545,294,346 and 540,856,394 outstanding at December 31, 2001 and 2000, respectively	2,153,184	2,092,294
Accumulated other comprehensive income	25,372	30,681
Accumulated deficit	(114,876)	(284,839)
Total shareholders' equity	2,063,680	1,838,136
Total liabilities and shareholders' equity	$2,295,308	$2,039,373

See accompanying notes.

IMMUNEX CORPORATION
Consolidated Statements of Income
(In thousands, except per share amounts)

	Year ended December 31,		
	2001	2000	1999
Revenues:			
Product sales	$959,586	$828,828	$519,287
Royalty and contract revenue	27,219	33,001	22,431
	986,805	861,829	541,718
Operating expenses:			
Cost of product sales	256,123	243,144	159,269
Research and development	204,649	166,712	126,682
Selling, general and administrative	422,999	344,383	216,714
Merger-related costs	5,619	–	–
	889,390	754,239	502,665
Operating income	97,415	107,590	39,053
Other income (expense):			
Interest and other income, net	115,097	59,795	26,427
Interest expense	(58)	(10,737)	(8,656)
	115,039	49,058	17,771
Income before income taxes	212,454	156,648	56,824
Provision for income taxes	42,491	2,296	12,500
Net income	$169,963	$154,352	$ 44,324
Net income per common share:			
Basic	$ 0.31	$ 0.30	$ 0.09
Diluted	$ 0.30	$ 0.28	$ 0.08
Number of shares used for per share amounts:			
Basic	542,900	506,847	489,390
Diluted	569,077	549,250	529,974

See accompanying notes.

IMMUNEX CORPORATION
Consolidated Statements of Shareholders' Equity
(In thousands)

	Common Stock		Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, January 1, 1999	481,782	$ 729,750	$ 1,228	$(483,515)	$ 247,463
Net income for the year ended December 31, 1999	–	–	–	44,324	44,324
Change in fair value of investments, net	–	–	1,491	–	1,491
Comprehensive income					45,815
Common stock issued to employees	8,739	21,275	–	–	21,275
Common stock issued to AHP	3,498	40,777	–	–	40,777
Balance, December 31, 1999	494,019	791,802	2,719	(439,191)	355,330
Net income for the year ended December 31, 2000	–	–	–	154,352	154,352
Change in fair value of investments, net	–	–	27,962	–	27,962
Comprehensive income					182,314
Proceeds from the sale of common stock, net of offering costs of $2,393	20,000	771,207	–	–	771,207
Conversion of subordinated note by AHP, net	15,544	449,206	–	–	449,206
Common stock issued to employees	10,250	40,592	–	–	40,592
Common stock issued to AHP	1,043	28,859	–	–	28,859
Capital contribution from AHP	–	10,628	–	–	10,628
Balance, December 31, 2000	540,856	2,092,294	30,681	(284,839)	1,838,136
Net income for the year ended December 31, 2001	–	–	–	169,963	169,963
Cumulative effect of adopting FAS 133	–	–	7,641	–	7,641
Change in fair value of forward contracts, net	–	–	(3,348)	–	(3,348)
Change in fair value of investments, net	–	–	(9,602)	–	(9,602)
Comprehensive income					164,654
Tax benefit from stock option exercises	–	38,554	–	–	38,554
Common stock issued to employees	4,438	22,336	–	–	22,336
Balance, December 31, 2001	545,294	$2,153,184	$25,372	$(114,876)	$2,063,680

See accompanying notes.

IMMUNEX CORPORATION
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,		
	2001	2000	1999
Operating activities:			
Net income	$ 169,963	$ 154,352	$ 44,324
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	31,110	21,781	20,081
Deferred income tax provision	38,554	–	12,051
Gain on sale of product rights	(16,000)	–	–
Other	(6,122)	–	(990)
Cash flow impact of changes to:			
Accounts receivable	(5,424)	(54,644)	(32,842)
Inventories	(14,475)	(6,123)	11,296
Prepaid expenses and other current assets	(3,150)	(9,236)	(1,713)
Accounts payable, accrued compensation and other current liabilities	29,829	65,750	60,525
Net cash provided by operating activities	224,285	171,880	112,732
Investing activities:			
Purchases of restricted cash and investments	(765,000)	–	–
Deposit to AHP on Rhode Island manufacturing facility	(192,778)	–	–
Purchases of property, plant and equipment	(65,011)	(80,675)	(35,563)
Purchases of property held for future development	(13,413)	(27,509)	–
Proceeds from sales of investments	1,458,545	1,108,858	69,538
Proceeds from maturities of investments	156,116	34,085	38,305
Purchases of investments	(1,205,093)	(1,755,881)	(460,050)
Proceeds from sale of product rights	16,000	–	–
Acquisition of rights to marketed products, net	–	(9,500)	(15,500)
Other	–	–	78
Net cash used in investing activities	(610,634)	(730,622)	(403,192)
Financing activities:			
Proceeds from lease financing	10,055	–	–
Proceeds from common stock offering, net	–	771,207	–
Proceeds from common stock issued to employees	22,336	40,592	21,275
Proceeds from common stock issued to AHP	–	28,859	40,777
Proceeds from capital contribution from AHP	–	10,628	–
Proceeds from convertible subordinated note—AHP, net	–	–	449,000
Other	(32)	(547)	(3,422)
Net cash provided by financing activities	32,359	850,739	507,630
Net increase (decrease) in cash and cash equivalents	(353,990)	291,997	217,170
Cash and cash equivalents, beginning of period	552,767	260,770	43,600
Cash and cash equivalents, end of period	$ 198,777	$ 552,767	$ 260,770

See accompanying notes.

IMMUNEX CORPORATION

Notes to Consolidated Financial Statements

Note 1. Organization

We are a leading biopharmaceutical company dedicated to developing immune system science to protect human health. Applying our scientific expertise in the fields of immunology, cytokine biology, vascular biology, antibody-based therapeutics and small molecule research, we work to discover new targets and new therapeutics for treating rheumatoid arthritis, asthma and other inflammatory diseases, as well as cancer and cardiovascular diseases.

We operate in a highly regulated and competitive environment. Our business is regulated primarily by the FDA. The FDA regulates the products we sell, our manufacturing processes and our promotional activities. Obtaining approval for a new therapeutic product is never certain, generally takes many years and is very costly. Competition in researching, developing and marketing biotechnology and pharmaceutical products is intense. Any of the technologies covering our existing products or products under development could become obsolete or diminished in value by discoveries and developments of other organizations.

Our market for pharmaceutical products is primarily the United States. Our sales are primarily to pharmaceutical wholesalers. During 2001, approximately 70% of our product sales were made to three of these wholesalers and approximately 79% of our product sales were from the sale of *Enbrel.*

In June 1993, we merged with a subsidiary of American Cyanamid Company, or Cyanamid. In November 1994, American Home Products, or AHP, acquired all of Cyanamid's outstanding shares of common stock. Thus, AHP became the owner of Cyanamid's then approximate 54% interest in our common stock. In November 2000, AHP sold 60,500,000 shares of our common stock in a public offering. As a result, AHP now holds an approximate 41% interest in us. We have also entered into additional agreements with AHP (see Note 11). All references to AHP include AHP and its various affiliates, divisions and subsidiaries, including Cyanamid.

On December 17, 2001, we announced that we had entered into an Agreement and Plan of Merger with Amgen Inc. (see Note 15).

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Use of Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. In preparing the financial statements, management must make estimates and assumptions that affect reported amounts and disclosures.

Principles of consolidation

The consolidated financial statements include our accounts and those of our wholly-owned subsidiary, Immunex Manufacturing Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash equivalents

Cash equivalents include items almost as liquid as cash, such as demand deposits or debt securities with maturity periods of 90 days or less when purchased. Our cash equivalents are carried at fair market value.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, continued

Investments

Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, based on current market rates, with the unrealized gains and losses being reported as a separate component of shareholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are included in other income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. We review our investments on a regular basis for impairment. Securities trading below their original costs for a period of time considered "other than temporary" are written down to current fair value.

Our investments in debt securities, excluding the $765,000,000 in restricted cash and investments (see Note 5), are available for use in our current operations and have been classified as short-term investments. Our equity securities are intended to be a long-term investment.

Inventories

Inventories are stated at the lower of cost, using a weighted-average method, or market. The components of inventories are as follows (in thousands):

	2001	2000
Raw materials	$ 4,133	$ 4,779
Work in process	24,602	11,987
Finished goods	5,705	2,605
Total inventories	$34,440	$19,371

Depreciation and amortization

The cost of buildings and equipment is depreciated evenly over the estimated useful lives of the assets, which range from three to 31.5 years. Leasehold improvements are amortized evenly over either their estimated useful life, or the term of the lease, whichever is shorter.

Property held for future development

We have purchased land and buildings adjacent to the location of our new research and technology center in Seattle, Washington. The property will be held to accommodate future growth. We also own some property intended for the possible future expansion of our manufacturing facilities. These properties are recorded at cost.

Intangible product rights

Intangible product rights and other intangible assets are amortized evenly over their estimated useful lives, ranging from five to 15 years. Accumulated amortization totaled $16,556,000 at December 31, 2001 and $13,085,000 at December 31, 2000.

Derivatives and Hedging Activities

Effective January 1, 2001, we adopted Statement of Financial Accounting Standard, or SFAS, 133 (*Accounting for Derivative and Hedging Activities*) which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, continued

activities. SFAS 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities in the balance sheet at fair value. The adoption of SFAS 133 impacts our accounting for certain forward exchange contracts related to hedging cash outflows on future purchases of *Enbrel*.

We have entered into forward foreign currency contracts to reduce the impact of future currency rate fluctuations related to those purchase commitments for *Enbrel* that are denominated in Euros. The forward contracts have been designated as cash-flow hedges and, as of December 31, 2001, were considered highly effective. The ineffective portion of these hedges was not material during 2001. We do not enter into any forward contracts for trading purposes. If it became probable that the cash outflow related to a purchase of inventory would not occur, we would be required to reclassify gains or losses from the unused portion of the contract from other comprehensive income to other income or expense in the statements of income. The unrealized gain from our forward exchange contracts of approximately $4,293,000 at December 31, 2001 (which consists of $7,641,000 of unrealized gains upon adoption of SFAS 133, realized gains of approximately $2,229,000 and unrealized losses of $1,119,000 experienced during 2001) is included in other current assets and accumulated other comprehensive income. Gains and losses included in other comprehensive income are reclassified to earnings when the hedged item is recognized in earnings.

Revenues

Product sales are recognized when product is shipped to our customers. Our sales are made FOB shipping point and we believe that collectibility is reasonably assured at the time of shipment. Product sales are recorded net of reserves for estimated chargebacks, returns, discounts, Medicaid rebates and administrative fees. We maintain reserves based on historical results that we believe are sufficient to cover estimated future requirements. Allowances for discounts, returns and bad debts, which are netted against accounts receivable, totaled $25,529,000 at December 31, 2001 and $26,323,000 at December 31, 2000. Reserves for chargebacks, Medicaid rebates and administrative fees are included in accounts payable and totaled $18,601,000 at December 31, 2001 and $18,056,000 at December 31, 2000. Shipping and handling costs are included in cost of product sales and are not significant.

Revenues earned under royalty, licensing and other contractual agreements are recognized based upon required performance under the terms of the underlying agreements. Royalties from licensees are received quarterly or semi-annually in arrears, based on third-party product sales and are recognized based on the period in which the underlying products are sold. If we are unable to reasonably estimate royalty income under a particular agreement, we will recognize revenue when actual amounts are known. License fees, milestones and other contract fees for which no further performance obligations exist, and there is no continuing involvement by us, are recognized on the earlier of when the payments are received or when collection is assured. If there is an ongoing service or performance requirement, or payments are dependent upon a future contingency, revenue is deferred and recognized over the applicable service period or when the contingency is resolved.

Advertising Costs

The costs of advertising are expensed as incurred. We incurred advertising costs of $5,098,000 in 2001, $4,163,000 in 2000 and $2,843,000 in 1999.

Net income per common share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated using the weighted average number of common

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, continued

shares outstanding plus the weighted average dilutive effect of outstanding stock options using the "treasury stock" method and the weighted average effect of convertible debt, if dilutive.

Reclassifications

For comparison purposes, prior-year amounts in the consolidated financial statements have been reclassified to conform to current-year presentations.

Impact of Recently Issued Accounting Standards

During June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS 141 (*Business Combinations*) and SFAS 142 (*Goodwill and Other Intangible Assets*). SFAS 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets separate from goodwill. SFAS 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill be amortized over their useful lives. The provisions of SFAS 142 will be effective for January 1, 2002. Currently, we expect that the adoption of these standards will not have a significant impact on our financial position, cash flows or results of operations.

During June 2001, the FASB issued SFAS 143 (*Accounting for Asset Retirement Obligations*) which will be effective on January 1, 2003. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We are currently evaluating this statement and do not anticipate the adoption of SFAS 143 will have a material impact on our financial position, cash flows or results of operations.

During August 2001, the FASB issued SFAS 144 (*Accounting for the Impairment or Disposal of Long-Lived Assets*) which is effective for the Company on January 1, 2002. This Statement supersedes FASB Statement 121 (*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*) and other related accounting guidance. We are currently evaluating this statement and do not anticipate the adoption of SFAS 144 will have a material impact on our financial position, cash flows or results of operations.

Note 3. Investments

Information about our investments follows (in thousands):

December 31, 2001	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
Money market, commercial paper and other	$ 831,157	$ 824,459	$ 7,706	$(1,008)
Corporate debt securities	275,732	274,664	4,216	(3,148)
U.S. government and agency obligations	366,373	358,486	8,417	(530)
Corporate equity securities	31,950	26,525	7,639	(2,214)
	$1,505,212	$1,484,134	$27,978	$(6,900)
December 31, 2000				
Money market, commercial paper and other	$ 137,411	$ 137,397	$ 16	$ (2)
Corporate debt securities	667,572	660,583	9,089	(2,100)
U.S. government and agency obligations	777,101	770,055	7,072	(26)
Corporate equity securities	48,627	31,995	22,453	(5,821)
	$1,630,711	$1,600,030	$38,630	$(7,949)

	2001	2000
Classification in the balance sheet:		
Cash and cash equivalents	$ 49,225	$ 530,041
Short-term investments	659,037	1,052,043
Restricted cash and investments	765,000	–
Investments	31,950	48,627
	$1,505,212	$1,630,711

The following table summarizes contractual maturity information for securities with known maturity dates at December 31, 2001 (in thousands):

	Fair Value	Amortized Cost
Less than one year	$ 652,048	$ 648,838
Due in 1-5 years	604,584	593,772
Due after 5 years	216,630	214,999
Total	$1,473,262	$1,457,609

Realized gains were $16,304,000 for 2001 and $6,438,000 for 2000. Realized losses were $6,816,000 for 2001 and $2,158,000 for 2000. There were no material realized gains or losses for 1999.

We review our investments on a regular basis for impairment. Securities trading below their original costs for a period of time considered "other than temporary" are written down to current fair value. During 2001, we wrote down approximately $1,976,000 of securities meeting this criteria. There were no securities written down in 2000 and 1999.

Note 4. Property, Plant and Equipment

The major categories of property, plant and equipment, at historical cost, consist of the following (in thousands):

	2001	2000
Land	$ 18,273	$ 17,874
Buildings and improvements	104,935	103,188
Equipment	147,540	108,886
Leasehold improvements	46,960	39,971
	317,708	269,919
Less accumulated depreciation and amortization	(117,279)	(95,870)
Property, plant and equipment, net	$ 200,429	$174,049

Note 5. Helix Project

In March 2001, we entered into a seven and one-half year lease to finance construction of our new research and technology center in Seattle, Washington, known as the Helix Project. The total cost of the project, including financing costs, is expected to be up to $750,000,000. As part of the lease transaction, we are required to restrict as collateral, cash or investment securities worth $765,000,000 during the construction of the project and 102% of the funds borrowed by the lessor thereafter. The restricted investments consist primarily of money market investments with maturities of one-year or less and are carried at fair value. These investments are held in our name, are restricted as to their withdrawal and are classified as non-current on our balance sheet. The lease is classified as an operating lease for financial reporting purposes, which means that the cost of the facility and related financing obligation are not reflected on our balance sheet.

The construction costs of the Helix Project are paid by the lessor, who is the borrower under a loan that is funded using the proceeds of commercial paper. In order to support the placement of the commercial paper, a syndicate of banks has agreed to provide a back-up credit facility that is subject to an annual renewal commitment. If all or some of the banks elect not to renew their commitment under this back-up credit facility, they would be required to provide a bank loan for the duration of the lease term in an amount equal to the size of their commitment under the back-up credit facility. However, the rates on such bank loan may not be as favorable as the rates obtained using commercial paper for financing. In addition, we may, at any time during the term of the lease, purchase the facility for the amount of cumulative financed project costs incurred. At the end of the lease term, if we elect not to renew the lease or do not exercise our option to purchase the facility, we have guaranteed to pay any loss incurred by the lessor upon the sale of the facility for amounts up to 89.5% of the project costs.

Under the terms of the agreement, we are required to maintain certain financial ratios and meet other covenants regarding the conduct of our business. If we were to violate any of these covenants and were unable to restructure the financing or obtain a waiver, we could be obligated to pay the lessor the cumulative financed project costs at such time. Our proposed merger with Amgen (see Note 15) would violate one of these covenants. We expect to review this financing arrangement in light of the merger and the anticipated needs of the combined company. We may be able to renegotiate the relevant terms of the covenants or obtain a waiver if it was in the best interest of the combined company.

At December 31, 2001, the construction costs incurred and amount financed totaled approximately $106,000,000 and is expected to total $750,000,000 at completion of the project. Lease payments begin upon completion of the facility, which is expected to be no later than September 2003, and are variable throughout the lease term based on a LIBOR rate (see Note 12).

Note 6. Long-Term Obligations

Long term obligations totaled $764,000 at December 31, 2001 and $796,000 at December 31, 2000. Our current portion of long term obligations totaled $31,000 at December 31, 2001 and 2000. We had no interest-bearing debt in 2001. We had no interest-bearing debt in 2000 or 1999, other than the convertible note held by AHP. The balance sheet carrying value for all of our financial instruments approximates fair value based on their short-term nature.

In May 1999, we issued a seven-year, 3% convertible subordinated note to AHP. On October 31, 2000, AHP converted the principal amount of the $450 million note into 15,544,041 shares of our common stock. The note, which was due in 2006, was converted into newly issued shares at a price of $28.95 a share. Interest paid on the note totaled $13,500,000 in 2000 and $6,038,000 in 1999.

Note 7. Shareholders' Equity

Stock options

We may grant stock options, both incentive and non qualified, to any employee, including officers, under the 1993 stock option plan and the 1999 stock option plan. There were a total of 74,703,204 and 36,000,000 shares of common stock authorized for issuance under the 1993 stock option plan and the 1999 stock option plan, respectively. Options are granted to current employees by a committee of our Board of Directors. Under both plans, options are not granted with exercise prices less than the fair market value of our common stock at the date of grant. Each outstanding option has a term of 10 years from the date of grant and becomes exercisable at a rate of 20% per year beginning one year from the date of grant, with the exception of certain grants issued in 2001 which vest 60% beginning three years from the date of grant and vest 20% in the fourth and fifth year from the date of grant.

We also have a stock option plan with 1,200,000 shares of common stock reserved for issuance to nonemployee directors that provides each such director an initial grant of an option to purchase 10,000 shares of common stock and an annual grant of 5,000 shares thereafter. The annual grant is subject to proportionate adjustment for any stock split that occurs within 90 days before the annual grant. Each option is granted with an exercise price equal to fair market value of our common stock on the date of grant. Each outstanding option has a term of 10 years from the date of grant and becomes exercisable at a rate of 20% per year beginning one year from the date of grant.

IMMUNEX CORPORATION

Notes to Consolidated Financial Statements

Note 7. Shareholders' Equity, continued

We have elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and have adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Stock options are granted with an exercise price equal to the fair market value of the stock on the date of grant and, accordingly, we do not record compensation expense for stock option grants. The following table summarizes results as if we had recorded compensation expense for the option grants (in thousands, except per share amounts):

	2001	2000	1999
Net income—as reported	$169,963	$154,352	$44,324
Net income—pro forma	104,476	70,189	7,003
Net income per common share, basic—as reported	$ 0.31	$ 0.30	$ 0.09
Net income per common share, basic—pro forma	$ 0.19	$ 0.14	$ 0.01
Net income per common share, diluted—as reported reported	$ 0.30	$ 0.28	$ 0.08
Net income per common share, diluted—pro forma	$ 0.18	$ 0.13	$ 0.01

The estimated fair value of options granted in 2001 was $14.96, compared to $39.39 in 2000 and $8.17 in 1999 which were calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected life in years	6	6	6
Risk-free interest rate	3.8%-5.3%	5.0%-6.8%	5.1%-6.5%
Volatility	79%	72%	74%
Dividend yield	—	—	—

Information with respect to our stock option plans is as follows:

	Shares Subject to Option	Exercise Price Range	Weighted Average Exercise Price
Options outstanding balance at January 1, 1999	47,823,888	0.98- 6.40	$ 3.04
Granted	17,762,700	11.48-19.52	11.87
Exercised	(8,670,207)	0.98- 6.40	2.31
Canceled	(1,337,502)	0.98-19.52	5.97
Options outstanding balance at December 31, 1999	55,578,879	$ 0.98-19.52	$ 5.90
Options exercisable	13,472,337		2.38
Granted	6,828,120	25.88-64.73	62.10
Exercised	(10,081,844)	0.98-19.52	3.64
Canceled	(739,901)	1.32-64.73	15.62
Options outstanding balance at December 31, 2000	51,585,254	$ 1.02-64.73	$13.63
Options exercisable	15,032,211		4.14
Granted	6,804,030	13.25-37.31	21.51
Exercised	(4,198,840)	1.04-19.52	4.56
Canceled	(3,388,418)	1.19-64.73	22.83
Options outstanding balance at December 31, 2001	50,802,026	$ 1.02-64.73	$14.82
Options exercisable	23,145,236		7.86

IMMUNEX CORPORATION

Notes to Consolidated Financial Statements

Note 7. Shareholders' Equity, continued

Shares available for future grant totaled 33,104,815 at December 31, 2001 and 36,520,427 at December 31, 2000.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Outstanding			Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$ 1.02 - 1.46	6,167,378	4 years	$ 1.29	6,167,378	$ 1.29
2.02 - 3.48	7,000,263	5 years	2.09	5,085,543	2.11
5.19 - 5.72	10,402,375	6 years	5.26	5,110,855	5.25
6.40 - 13.25	16,178,562	7 years	11.41	5,233,600	10.77
14.14 - 25.88	2,283,855	9 years	16.84	367,015	17.46
26.26 - 64.73	8,769,593	8 years	51.61	1,180,845	62.36
$ 1.02 - 64.73	50,802,026		$14.82	23,145,236	$ 7.86

Employee Stock Purchase Plan

In April 1999, we introduced an employee stock purchase plan under which 3,000,000 shares of common stock were reserved for issuance. Eligible employees may purchase a limited number of shares of our common stock at 85% of the market value at plan-defined dates. Employees purchased 239,459 shares for $3,160,000 in 2001 and 165,060 shares for $3,937,000 in 2000 under this plan.

Shares reserved for future issuance

At December 31, 2001, we have reserved shares of common stock for future issuances as follows:

Outstanding stock options	50,802,026
Stock options available for future grant	33,104,815
Employee stock purchase plan	2,529,801
	86,436,642

Note 8. Sale of Product Rights

On June 30, 2001, we sold our rights to the pharmaceutical products *Amicar*, methotrexate sodium injectable, leucovorin calcium and *Levoprome* to Xanodyne. The sale resulted in a gain of $16,000,000, which was included in other income. We also agreed to sell to Xanodyne, at cost, our remaining inventory for these products on hand as of June 30, 2001. As a result, we did not recognize any material revenues or expenses related to these products subsequent to June 30, 2001.

Note 9. Income Taxes

Significant components of the provision for income taxes are as follows (in thousands):

	2001	2000	1999
Current taxes			
Federal	$ 3,350	$ –	$ –
State	587	2,296	449
	$ 3,937	$2,296	$ 449
Deferred taxes			
Federal	$38,554	$ –	$12,051
	$42,491	$2,296	$12,500

During 2001 and 2000, federal tax expense, for financial reporting purposes, was offset by utilizing research and experimentation credits. Also, during 2001 we utilized stock option deductions and NOL carryforwards attributable to stock option deductions to offset $119,617,000 of taxable income, resulting in a tax benefit of $38,554,000 which has been recorded as a deferred tax provision and as an increase to equity. During 2000 and 1999 we utilized all of our NOL carryforwards that had been generated through operations. During 1999, a portion of the benefit from utilizing our NOL carryforwards was used to reduce the recorded value of goodwill and certain intangible product rights by $12,051,000. We paid income taxes totaling $4,317,000 in 2001, $1,681,000 in 2000 and $383,000 in 1999.

Reconciliation of the U.S. federal statutory tax rate to our effective tax rate is as follows:

	2001	2000	1999
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Utilization of NOL carryforwards	–	(34.6)	(15.1)
Utilization of research and experimentation credits	(16.5)	(0.7)	–
Non deductible merger related costs	0.9	–	–
Non deductible amortization of goodwill	–	–	0.5
State taxes (net of federal tax benefit)	0.2	1.5	0.8
Other	0.4	0.3	0.9
Effective tax rate	20.0%	1.5%	22.1%

Note 9. Income Taxes, continued

Significant components of deferred tax assets and liabilities at December 31 are as follows (in thousands):

	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 191,697	$ 207,608
Research and experimentation credits	–	34,493
In-process research and development	6,299	4,997
Accounts receivable allowances	9,446	9,213
Accrued liabilities	9,624	8,358
Other	8,640	3,300
Total deferred tax assets	225,706	267,969
Valuation allowance for deferred tax assets	(214,804)	(255,557)
Net deferred tax assets	10,902	12,412
Deferred tax liabilities:		
Tax over book depreciation	1,461	1,294
Other	9,441	11,118
Total deferred tax liabilities	10,902	12,412
	$ –	$ –

Our deferred tax assets consist primarily of the benefit resulting from unused NOL carryforwards. The amount of the NOL carryforwards are approximately $532,491,000 at December 31, 2001. The NOL carryforwards expire from 2002 through 2020. The remaining NOL carryforwards are attributable to stock option deductions and will be recorded as a reduction in federal income tax for tax purposes, but will not be used to reduce federal tax expense for financial reporting purposes. In the future, for financial reporting purposes, the benefit of all remaining NOL carryforwards will be recorded as an increase to equity when realized.

Our ability to generate sufficient future taxable income for tax purposes in order to realize the benefits of our net deferred tax assets is uncertain primarily as a result of potential future stock option deductions. Therefore, a reserve of $214,804,000 and $255,557,000 has been recorded for financial reporting purposes at December 31, 2001 and 2000. This represents a decrease in the reserve of approximately $40,753,000 during 2001 and an increase of $115,837,000 during 2000.

Note 10. Employee Benefits

As a retirement plan, we offer a defined contribution plan covering regularly scheduled full-time, part-time and temporary employees. The plan is a salary deferral arrangement pursuant to Internal Revenue Code section 401(k) and is subject to the provisions of the Employee Retirement Income Security Act of 1974. We match 100% of the first 2% of an employee's deferred salary and 50% of the next 4% of an employee's deferred salary. Employees with five or more years of service receive a match of 100% of the first 2% of deferred salary and 75% of the next 4% of deferred salary. We recorded compensation expense resulting from matching contributions to the plan of $4,224,000 in 2001, $2,970,000 in 2000 and $2,860,000 in 1999.

Note 11. Transactions with AHP

On June 1, 1993, our predecessor corporation merged with a subsidiary of Cyanamid. In late 1994, all of the outstanding shares of common stock of Cyanamid were acquired by AHP. AHP and certain of its subsidiaries

Note 11. Transactions with AHP, continued

and affiliates have assumed the rights and obligations of Cyanamid under various agreements entered into at the time of the merger. In addition, we have entered into additional agreements with AHP. At December 31, 2001, AHP holds an approximate 41% interest in us. Significant transactions under these agreements are discussed in the paragraphs below.

Enbrel promotion agreement

In 1997, we entered into an *Enbrel* promotion agreement with AHP. Under the terms of the *Enbrel* promotion agreement, *Enbrel* is being promoted in the United States and Canada by the sales and marketing organization of Wyeth-Ayerst Laboratories, a division of AHP. We distribute a portion of the gross profits to AHP from U.S. and Canadian sales of *Enbrel* and reimburse AHP for a portion of the selling, marketing, distribution and other costs incurred in the United States and Canada for sales of *Enbrel*. Under the *Enbrel* promotion agreement, prior to and for two years following the launch of *Enbrel*, AHP paid a majority of these expenses. Beginning in November 2000, we and AHP began sharing these costs equally in the United States. Our obligation for such expenses, including AHP's share of gross profits from *Enbrel*, totaled $281,993,000 in 2001, $222,472,000 in 2000 and $120,276,000 in 1999 and have been recorded as selling, general and administrative expenses. In addition, under the *Enbrel* promotion agreement, we earned revenues of $736,000 in 2001, $25,000,000 in 2000 and $10,000,000 in 1999 which has been recorded as contract revenue.

Enbrel was approved for use in Canada in December 2000 and became commercially available in Canada in March 2001. As part of the *Enbrel* promotion agreement, AHP acts as a selling agent for us in Canada. Sales of *Enbrel* to AHP for sale in Canada are recorded as product is shipped to customers and totaled $7,603,000 in 2001.

Under subsequent agreements, we provided product and component requirements of *Enbrel* to AHP for sales outside the United States and Canada. We recorded revenue of $55,000 in 2001, $2,414,000 in 2000 and $3,864,000 in 1999 under these agreements. In addition, we performed activities related to *Enbrel* and the process of manufacturing *Enbrel* on behalf of AHP, and AHP agreed to reimburse us for these costs, which totaled $1,834,000 in 2001, $1,594,000 in 2000 and $1,310,000 in 1999.

Distribution

We have agreed to supply the commercial requirements of our products in Puerto Rico to Wyeth-Ayerst Laboratories Puerto Rico, Inc., a wholly-owned subsidiary of AHP. Net revenue recognized under this agreement totaled $4,458,000 in 2001, $3,608,000 in 2000 and $2,361,000 in 1999.

Oncology Product License Agreements

AHP and its sublicensees have a royalty-bearing license to sell our existing nonbiological oncology products outside the United States and Canada. We earned royalties under the agreement totaling $1,762,000 in 2001, $2,377,000 in 2000 and $2,504,000 in 1999.

TACE Agreements

In December 1995, we licensed exclusive worldwide rights to tumor necrosis factor alpha converting enzyme, or TACE, technology to AHP. We recognized revenue under these agreements of $1,600,000 in 1999. No revenue was recognized under these agreements in 2001 or 2000. The TACE agreements also include additional milestone payments and royalties on future product sales. Under the agreements, AHP will be responsible for further developments of TACE.

Note 11. Transactions with AHP, continued

Supply and Manufacturing

We and AHP are parties to a supply agreement and a toll manufacturing agreement under which AHP manufactures and supplies the reasonable commercial requirements of oncology products at a price equal to 125% of AHP's or its subsidiaries' manufacturing costs. We and AHP also had a methotrexate distributorship agreement under which AHP agreed to supply methotrexate to us at established prices which are adjusted annually. Our rights under these agreements pertaining to *Amicar*, methotrexate sodium injectable, leucovorin calcium and *Levoprome* were transferred to Xanodyne (See Note 8). We purchased inventory totaling $5,177,000 in 2001, $4,370,000 in 2000 and $8,154,000 in 1999 from AHP and its subsidiaries under these agreements.

Rhode Island Manufacturing Facility

We collaborated with AHP to retrofit a large-scale manufacturing facility in Rhode Island intended for the production of *Enbrel*. AHP agreed to reimburse us for technical assistance provided by our personnel related to the facility. The amount reimbursable in 2001 totaled $9,446,000 and in 2000 totaled $5,324,000. In November 2001, we entered into an agreement to acquire the facility from AHP effective January 1, 2002. As part of the agreement, in December 2001, we made a deposit towards the purchase price totaling $192,778,000. We assumed ownership of the facility in January 2002 and made an additional payment towards the purchase totaling $279,892,000. A final payment totaling $27,133,000 is due for costs incurred by AHP in December 2001.

Research and Development

Under a license and development agreement for *Enbrel*, we and AHP agreed to share equally the development costs of *Enbrel* in the United States, Canada and Europe. AHP's share of the development costs under this agreement totaled $33,564,000 in 2001, $30,115,000 in 2000 and $23,986,000 in 1999.

Under the terms of a product rights agreement, AHP may acquire exclusive worldwide rights to up to four of our future product candidates. If AHP exercises any of these rights, we would be eligible for payments and royalties on future sales of these products. However, we may elect to retain the worldwide rights to up to two of these products. In this case, AHP would be eligible for payments and royalties on future sales of these products.

Convertible Subordinated Note

In 1999, we issued a seven-year, 3% coupon, $450 million convertible subordinated note to AHP (See Note 6). Interest incurred on the note totaled $11,250,000 in 2000 and $8,288,000 in 1999. On October 31, 2000, AHP converted the principal amount of the $450 million note into 15,544,041 shares of our common stock.

Option to Purchase Shares of our Common Stock

We and AHP are parties to a 1993 governance agreement under which AHP has the option to purchase from us, on a quarterly basis, additional shares of our common stock to the extent necessary to maintain AHP's percentage ownership interest in us as of the immediately preceding quarter. The per share purchase price of these shares is equal to the fair market value of the shares, as determined in accordance with the governance agreement, on the date of AHP's purchase. AHP did not exercise its option to purchase common stock from us during 2001. AHP exercised the option to purchase 1,042,995 shares for $28,859,000 in 2000 and 3,498,726 shares for $40,777,000 in 1999.

In November 2000, AHP sold 60,500,000 shares of our common stock in a public offering. Under Section 16(b) of the Securities Exchange Act of 1934, as amended, AHP was required to remit to us $10,628,000

Note 11. Transactions with AHP, continued

in short-swing profits related to shares of our common stock that were purchased by AHP on the open market in the second quarter of 2000 and subsequently sold at a profit by AHP in connection with the November public offering.

Note 12. Commitments and Contingencies

We lease office and laboratory facilities under noncancelable operating leases that expire through December 2010. These leases provide us with options to renew the leases at fair market rentals through August 2015. A summary of minimum future rental commitments under noncancelable operating leases at December 31, 2001 follows (in thousands):

Year Ended December 31,	Operating Leases
2002	$14,123
2003	13,687
2004	11,379
2005	6,280
2006	1,321
Thereafter	2,714
Total minimum lease payments	$49,504

Rental expense on operating leases was $12,802,000 in 2001, $8,156,000 in 2000 and $5,183,000 in 1999.

In March 2001, we entered into a seven and one-half year lease to finance the initial phase of our new research and technology center, known as the Helix Project (See Note 5). The lease is classified as an operating lease and provides 30 months to construct the project. Lease payments begin upon completion of the facility and are variable throughout the lease term based on a LIBOR rate. The historical 30 day LIBOR rate over the past 10 years has approximated 5.0% but has decreased to as low as 2.0% during 2001. The following table summarizes the annual lease payment at various 30 day LIBOR rates, assuming an estimated cost to construct the facility of $750,000,000:

Average Annual 30 day LIBOR rate	Corresponding Annual Lease Payment (in thousands)
2.0%	$17,000
3.0%	24,500
4.0%	32,000
5.0%	39,500
6.0%	47,000
7.0%	54,500

We are utilizing a contract manufacturer for the production of *Enbrel*. At December 31, 2001, we had made commitments to purchase inventory totaling at least $161,000,000 over the next three years. A portion of this inventory will be purchased by AHP from the contract manufacturer.

Note 12. Commitments and Contingencies, continued

Various license agreements exist that require us to pay royalties based on a percentage of sales of products manufactured using licensed technology or sold under license. These agreements contain minimum annual royalty provisions as follows (in thousands):

Year Ending December 31	Minimum Annual Royalty Payment
2002	$2,700
2003	200
2004	200
2005	200
2006	200
Per year thereafter	200

According to press reports, approximately 20 pharmaceutical companies are under investigation by the U.S. Department of Justice, U.S. Department of Health and Human Services and/or state agencies related to the pricing of their products. We have received notice from the U.S. Department of Justice requesting us to produce documents in connection with a Civil False Claims Act investigation of the pricing of our current and former products for sale and eventual reimbursement by Medicare or state Medicaid programs. We also have received similar requests from the U.S. Department of Health and Human Services and state agencies. Several of our current and former products are or were regularly sold at substantial discounts from list price. We require in our contracts of sale that the purchasers appropriately disclose to governmental agencies the discounts that we give to them. We do not know what action, if any, the federal government or any state agency will take as a result of their investigations. We do not believe these matters will have a material adverse impact on our future financial position, liquidity and results of operations.

On November 27, 2001, the Action Alliance of Senior Citizens of Greater Philadelphia filed suit in the United States District Court for the Western District of Washington against us alleging monopolistic, anticompetitive conduct in an industry-wide scheme to defraud the consumer by manipulating the average wholesale price and selling drugs to physicians at prices below the reimbursement cost charged to Medicare. On December 19, 2001, Citizens for Consumer Justice and others filed suit against us and other pharmaceutical companies in the United States District Court for the District of Massachusetts making similar allegations. These two proposed class action lawsuits allege violations of antitrust laws. Similar proposed class actions have been filed in approximately a dozen courts across the country against most of the major pharmaceutical companies. At this time, we do not know what relief is being sought from us. We do not believe these matters will have a material adverse impact on our future financial position, liquidity and results of operations.

There have been three class action suits filed against us related to our pending merger with Amgen (see Note 15). As these cases are in their preliminary stages, the likely outcomes of the cases are unknown. We believe the ultimate resolution of these matters will not have a material adverse impact on our future financial position, liquidity and results of operations.

Immunex is party to routine litigation incident to our business. We believe the ultimate resolution of these routine matters will not have a material adverse impact on our future financial position, liquidity and results of operations.

Note 13. Concentrations of Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of investments and trade accounts receivable.

Note 13. Concentrations of Risk, continued

We maintain cash, cash equivalents, and investments with various financial institutions. These financial institutions are located throughout the country and our policy is designed to limit exposure to any one institution. Our investments are managed by outside investment advisers who perform periodic evaluations of the relative credit standings of those financial institutions that are considered in our investment strategy.

The trade accounts receivable balance represents our most significant concentration of credit risk. We perform ongoing credit evaluations of our customers, if appropriate, and we do not require collateral on accounts receivable. Our sales are primarily to pharmaceutical wholesalers. During 2001, approximately 70% of our product sales were made to three of these wholesalers. Financial insolvency by one or more of these wholesalers would require us to write off all or a portion of the amounts due us. As of December 31, 2001, the amount due us from these wholesalers totaled $82,037,000. We maintained credit insurance coverage during 2001 based on our credit exposure. However, this insurance coverage was limited and may not provide us with adequate coverage against losses. We have elected not to renew our current credit insurance policy, which expired on January 31, 2002.

Sales of *Enbrel* accounted for 79% of total product sales for the year ended December 31, 2001. Currently, all finished dosage forms of *Enbrel* are manufactured for us by a single contract manufacturer. If this source of supply were disrupted, sales of *Enbrel* would be adversely affected.

Note 14. Net Income per Common Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated using the weighted average number of common shares outstanding plus the weighted average dilutive effect of outstanding stock options using the "treasury stock" method. The components for calculating net income per share are set forth in the following table (in thousands, except per share data):

	Year ended December 31,		
	2001	2000	1999
Net income	$169,963	$154,352	$ 44,324
Weighted average common shares outstanding, basic	542,900	506,847	489,390
Net effect of dilutive stock options	26,177	42,403	40,584
Weighted average common shares outstanding, diluted	569,077	549,250	529,974
Net income per common share, basic	$ 0.31	$ 0.30	$ 0.09
Net income per common share, diluted	$ 0.30	$ 0.28	$ 0.08

While the conversion by AHP of its convertible subordinated note was outstanding during 2000 and 1999, the 15,544,041 shares issuable upon the conversion of the note were not included in the calculation of diluted earnings per share because the effect, including the effect on adjusted net income, would have been anti dilutive.

Some of our outstanding stock options were not included in the calculation of diluted earnings per share because the effect would have been anti dilutive. These shares totaled 9,608,768 in 2001 and 6,121,456 in 2000. All outstanding stock options were included in the calculation of diluted earnings per share in 1999.

IMMUNEX CORPORATION

Notes to Consolidated Financial Statements

Note 15. Agreement to Merge with Amgen Inc.

On December 17, 2001, we announced that we had entered into an Agreement and Plan of Merger with Amgen Inc. and AMS Acquisition Inc., a wholly-owned subsidiary of Amgen. The merger is contingent upon approval of both our shareholders and Amgen's stockholders and subject to the satisfaction of certain closing conditions, including the review by the FTC and other regulatory authorities. We expect the merger to close in the second half of 2002, however this timing may be affected by review of the transaction by the FTC, the SEC and other regulatory authorities. Under the terms of the agreement, AMS Acquisition Inc. will be merged with and into us, we will become a wholly-owned subsidiary of Amgen and each issued and outstanding share of our common stock will be converted into the right to receive 0.44 of a share of Amgen common stock and $4.50 in cash. In addition, each outstanding stock option of our common stock will be exchanged for a certain number of options of Amgen. During the fourth quarter of 2001, we incurred $5,619,000 in merger costs and will incur significant merger-related costs in 2002 which we expect to be in the range of $40,000,000 to $45,000,000 primarily related to financial advisory, legal and accounting fees. The majority of the 2002 costs are contingent upon the consummation of the merger and, accordingly, are not expected to significantly impact our results of operations unless and until the merger is completed. If the merger is terminated by us, we may be required to pay a termination fee of $475,000,000 to Amgen or reimburse Amgen for up to $15,000,000 of Amgen's expenses.

Note 16. Subsequent Event

On March 7, 2002, ZymoGenetics, Inc., or ZymoGenetics, filed a patent infringement lawsuit, related to U.S. patents having claims directed to specified fusion proteins comprising immunoglobulin constant region domains and specified processes for making these proteins, against us in the United States District Court for the Western District of Washington. ZymoGenetics seeks a declaration of infringement and available remedies under the patent laws, including monetary damages and injunctive relief. We fully intend to vigorously defend ourselves against the allegations of ZymoGenetics. If ZymoGenetics prevails, our ability to market and sell *Enbrel* could be adversely affected unless we were able to negotiate a license or similar arrangement. As with any litigation, we are not able to determine the final outcome of the case at this time. However, we believe the allegations are without merit.

IMMUNEX CORPORATION

Notes to Consolidated Financial Statements

Note 17. Quarterly Financial Results (unaudited)

Our consolidated operating results for each quarter of 2001 and 2000 are summarized as follows (in thousands):

	Three Months Ended			
	March 31	June 30	September 30	December 31
Year ended December 31, 2001:				
Product sales	$211,846	$231,183	$242,832	$273,725
Royalty and contract revenue	5,993	7,106	10,131	3,989
Gross profit[2]	153,063	166,907	179,137	204,356
Operating income	16,888	20,787	28,430	31,310
Net income	$ 39,833	$ 48,817[1]	$ 39,687	$ 41,626
Net income per common share:				
Basic	$ 0.07	$ 0.09	$ 0.07	$ 0.08
Diluted	$ 0.07	$ 0.09	$ 0.07	$ 0.07
Year ended December 31, 2000:				
Product sales	$166,698	$196,196	$217,158	$248,776
Royalty and contract revenue	12,340[3]	16,954[4]	1,815	1,892
Gross profit[2]	118,895	139,167	151,818	175,804
Operating income	24,235	32,986	20,644	29,725
Net income	$ 32,161	$ 41,513	$ 31,522	$ 49,156
Net income per common share:				
Basic	$ 0.06	$ 0.08	$ 0.06	$ 0.09
Diluted	$ 0.06	$ 0.08	$ 0.06	$ 0.09

[1] Includes $16.0 million gain from the sale of our rights in primarily generic pharmaceutical products *Amicar*, methotrexate sodium injectable, leucovorin calcium and *Levoprome*.

[2] Gross profit is calculated by deducting cost of product sales from product sales.

[3] Includes $10.0 million earned under the *Enbrel* promotion agreement when U.S. sales of *Enbrel* exceeded $400.0 million for the preceding 12-month period.

[4] Includes $15.0 million earned under the *Enbrel* promotion agreement when *Enbrel* was approved by the FDA for reducing signs and symptoms and delaying structural damage in patients with moderately to severely active RA.

Report of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors
Immunex Corporation

We have audited the accompanying consolidated balance sheets of Immunex Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Immunex Corporation as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, Immunex Corporation adopted Statement of Financial Accounting Standard No. 133, Accounting for Derivative and Hedging Activities, effective January 1, 2001.

Ernst + Young LLP

Seattle, Washington
January 22, 2002, except for Note 16
as to which the date is March 8, 2002

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item is incorporated by reference from the sections labeled "Election of Directors" and "Executive Officers" in our definitive proxy statement for the annual meeting of shareholders to be held on May 16, 2002. We will file the proxy statement within 120 days of December 31, 2001.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from the section labeled "Executive Compensation" in our definitive proxy statement for the annual meeting of shareholders to be held on May 16, 2002. We will file the proxy statement within 120 days of December 31, 2001.

Item 12. Security Ownership of Beneficial Owners and Management

The information required by this item is incorporated by reference from the sections labeled "Principal Shareholders" and "Security Ownership of Management" in our definitive proxy statement for the annual meeting of shareholders to be held on May 16, 2002. We will file the proxy statement within 120 days of December 31, 2001.

Item 13. Relationships and Related Transactions

The information required by this item is incorporated by reference from the section labeled "Relationship with AHP" in our definitive proxy statement for the annual meeting of shareholders to be held on May 16, 2002. We will file the proxy statement within 120 days of December 31, 2001.

PART IV

Item 14. Exhibits, Financial Statement Schedule and Reports on Form 8-K

(a) The following documents are filed as part of this Form 10-K:

1. Financial Statements. The following consolidated financial statements are included in Part II, Item 8:

	Page in Form 10-K
Consolidated Balance Sheets at December 31, 2001, and 2000	54
Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999	55
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999	56
Consolidated Statements of Cash Flows for the years December 31, 2001, 2000 and 1999	57
Notes to Consolidated Financial Statements for the years ended December 31, 2001, 2000 and 1999	58 - 75
Report of Ernst & Young LLP, Independent Auditors	76

2. Financial Statement Schedule. The following schedule supporting the foregoing consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 is filed as part of this Form 10-K:

	Page in Form 10-K
II – Valuation and Qualifying Accounts	85

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits

Exhibit Number	Description	
2.1	Amended and Restated Agreement and Plan of Merger, dated as of December 15, 1992, among Immunex, American Cyanamid Company, Lederle Parenterals, Inc. and Lederle Oncology Corporation. (Exhibit 2.1)	(B)
2.2	Agreement and Plan of Merger, dated as of December 16, 2001, by and among Amgen Inc., AMS Acquisition Inc. and Immunex. (Exhibit 2.1)	(O)
3.1	Restated Articles of Incorporation of Immunex Corporation, as filed with the Secretary of State of Washington on February 22, 2000. (Exhibit 3.1)	(H)
3.2	Amended and Restated Bylaws. (Exhibit 3.2)	(I)
9.1	Shareholder Voting Agreement, dated as of December 16, 2001, by and among Amgen Inc., American Home Products Corporation, MDP Holdings, Inc. and Lederle Parenterals, Inc. (Exhibit 2.2)	(O)
10.1	Real Estate Purchase and Sale Agreement by and between Cornerstone-Columbia Development Company (CCDC) and Immunex, dated November 12, 1986; Master Lease, dated as of August 20, 1981 between OTR, an Ohio General Partnership, and CCDC; Assignment of Master Lease between CCDC and Immunex, dated December 17, 1986; Consent to Assignment of Master Lease from OTR to CCDC, Immunex and Weyerhaeuser Real Estate Company, dated as of December 8, 1986. (Exhibit 10.22)	(A)
10.2	Amendment to Master Lease, dated as of May 1, 1994, between Immunex and Watumull Enterprises, LTD. (Exhibit 10.2)	(C)
10.3	Amended and Restated Lease Agreement, dated December 21, 1994, between Immunex and the Central Life Assurance Company. (Exhibit 10.3)	(C)
10.4	Amended and Restated Governance Agreement, dated as of December 15, 1992, among Immunex, American Cyanamid Company and Lederle Oncology Corporation. (Exhibit 2.2)	(B)
10.5	Amendment No. 1 to the Amended and Restated Governance Agreement among Immunex, American Home Products Corporation and American Cyanamid Company, dated as of May 20, 1999. (Exhibit 10.7)	(H)
10.6	Amendment No. 2 to the Amended and Restated Governance Agreement among Lederle Oncology Corporation, American Cyanamid Company and Immunex Corporation, dated as of August 9, 2000. (Exhibit 10.1)	(K)
10.7	Agreement between Immunex and American Home Products Corporation, dated as of September 23, 1994. (Exhibit 10.24)	(C)
10.8	TNFR License and Development Agreement between Immunex and the Wyeth-Ayerst Laboratories division of American Home Products Corporation, dated as of July 1, 1996. (Exhibit 10.2)	(D)
10.9*	Enbrel Promotion Agreement between Immunex and American Home Products Corporation, dated as of September 25, 1997. (Exhibit 10.1)	(E)
10.10*	Product Rights Agreement among Immunex, American Home Products Corporation and American Cyanamid Company, dated as of July 1, 1998. (Exhibit 10.1)	(F)
10.11	Amendment No. 1 to the Product Rights Agreement among Immunex, American Home Products Corporation and American Cynamid Company, dated May 20, 1999. (Exhibit 10.15)	(H)
10.12*	Enbrel Supply Agreement among Immunex, American Home Products Corporation and Boehringer Ingelheim Pharma KG, dated as of November 5, 1998. (Exhibit 10.18)	(G)

Exhibit Number	Description	
10.13*	Amendment No. 1 to the Enbrel Supply Agreement among Immunex, American Home Products Corporation and Boehringer Ingelheim Pharma KG, dated June 27, 2000. (Exhibit 10.1)	(J)
10.14‡	Immunex Corporation 1993 Stock Option Plan, as Amended and Restated on April 25, 2000.	
10.15‡	Addendum to the Immunex Corporation 1993 Stock Option Plan.	
10.16‡	Immunex Corporation Stock Option Plan for Nonemployee Directors, as Amended and Restated on April 18, 2000.	
10.17‡	Addendum to the Immunex Corporation Stock Option Plan for Nonemployee Directors.	
10.18‡	Immunex Corporation 1999 Employee Stock Purchase Plan, as Amended and Restated on April 25, 2000.	
10.19‡	Immunex Corporation 1999 Stock Option Plan, as Amended and Restated on April 25, 2000.	
10.20‡	Addendum to the Immunex Corporation 1999 Stock Option Plan, as Amended and Restated in April 25, 2000.	
10.21	Stock Option Grant Program for Nonemployee Directors under the Immunex Corporation Amended and Restated 1999 Stock Option Plan, dated as of February 8, 2001. (Exhibit 10.20)	(I)
10.22	Form of Indemnification Agreement between Immunex and each of its Directors and Executive Officers. (Exhibit 10.2)	(J)
10.23	Lease between Immunex and Immunex Real Estate Trust 2001, dated as of March 2, 2001. (Exhibit 10.1)	(L)
10.24	Guarantee among Immunex, Immunex Manufacturing Corporation, Immunex Real Estate Trust 2001, Immunex Funding Corporation and various financial institutions, dated as of March 2, 2001. (Exhibit 10.2)	(L)
10.25	Agency Agreement between Immunex and Immunex Real Estate Trust 2001, dated as of March 2, 2001. (Exhibit 10.3)	(L)
10.26*	Supply Transfer Agreement between Immunex Corporation and MedImmune, Inc., dated as of March 21, 2001. (Exhibit 10.1)	(M)
10.27*	Collaboration and Global Supply Agreement, dated as of November 6, 2001, by and between Immunex Corporation and American Home Products Corporation, acting through its Wyeth-Ayerst Pharmaceuticals division. (Exhibit 10.2)	(N)
10.28*	Purchase Agreement, dated as of November 6, 2001, by and among American Home Products Corporation, AHP Subsidiary Holding Corporation, and Immunex Corporation. (Exhibit 10.1)	(N)
10.29	Amendment No. 1 to Purchase Agreement, dated as of December 21, 2001, by and among American Home Products Corporation, AHP Subsidiary Holding Corporation and Immunex Corporation. (Exhibit 10.2)	(P)
10.30‡	Severance Agreement between Immunex Corporation and Peggy V. Phillips, dated as of December 16, 2001	
10.31‡	Severance Agreement between Immunex Corporation and Douglas E. Williams, dated as of December 16, 2001.	
10.32‡	Severance Agreement between Immunex Corporation and David A. Mann, dated as of December 16, 2001.	

Exhibit Number	Description
10.33‡	Severance Agreement between Immunex Corporation and Barry G. Pea, dated as of December 16, 2001.
10.34‡	Immunex Corporation Retention Plan, dated as of December 16, 2001.
10.35‡	Immunex Amended and Restated Leadership Continuity Plan, dated as of October 25, 2001.
21.1‡	Subsidiaries of the Registrant.
23.1‡	Consent of Ernst & Young LLP, Independent Auditors.
24.1‡	Power of Attorney.

* Confidential treatment granted as to certain portions.

‡ Filed herewith.

(A) Incorporated by reference to designated exhibit included with Immunex's Annual Report on Form 10-K for the fiscal year ended December 31, 1986.

(B) Incorporated by reference to designated exhibit included in the Registration Statement on Form S-4 (SEC File No. 33-60254) filed by Lederle Oncology Corporation March 18, 1993.

(C) Incorporated by reference to designated exhibit included with Immunex's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

(D) Incorporated by reference to designated exhibit included with Immunex's Current Report on Form 8-K, dated July 1, 1996.

(E) Incorporated by reference to designated exhibit included with Immunex's Current Report on Form 8-K, dated September 25, 1997.

(F) Incorporated by reference to designated exhibit included with Immunex's Current Report on Form 8-K, dated July 1, 1998.

(G) Incorporated by reference to designated exhibit included with Immunex's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

(H) Incorporated by reference to designated exhibit included with Immunex's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

(I) Incorporated by reference to designated exhibit included with Immunex's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

(J) Incorporated by reference to designated exhibit included with Immunex's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.

(K) Incorporated by reference to designated exhibit included with Immunex's Current Report on Form 8-K, dated August 9, 2000.

(L) Incorporated by reference to designated exhibit included with Immunex's Current Report on Form 8-K, dated March 5, 2001.

(M) Incorporated by reference to designated exhibit included with Immunex's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001.

(N) Incorporated by reference to designated exhibit included with Immunex's Current Report on Form 8-K, dated November 6, 2001.

(O) Incorporated by reference to designated exhibit included with Immunex's Current Report on Form 8-K, dated December 17, 2001.

(P) Incorporated by reference to designated exhibit included with Immunex's Current Report on Form 8-K, dated January 18, 2002.

(b) Reports on Form 8-K.

We filed two reports on Form 8-K during the quarter ended December 31, 2001.

On November 6, 2001, we disclosed that we and AHP had entered into agreements related to both the transfer of ownership of a biopharmaceutical manufacturing facility in West Greenwich, Rhode Island, from AHP to Immunex and the manufacture, supply, inventory, and allocation of supplies of *Enbrel* throughout the world.

On December 17, 2001, we disclosed that we had entered into an Agreement and Plan of Merger with Amgen Inc. and AMS Acquisition Inc., a wholly-owned subsidiary of Amgen.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

IMMUNEX CORPORATION
REGISTRANT

By: /S/ DAVID A. MANN — March 7, 2002
David A. Mann
Executive Vice President,
Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Date
/S/ EDWARD V. FRITZKY Edward V. Fritzky Chief Executive Officer, President, Chairman of the Board and Director (Principal Executive Officer)	March 7, 2002
/S/ PEGGY V. PHILLIPS Peggy V. Phillips Executive Vice President, Chief Operating Officer and Director	March 7, 2002
/S/ DOUGLAS E. WILLIAMS Douglas E. Williams Executive Vice President, Chief Technology Officer and Director	March 7, 2002
/S/ DAVID A. MANN David A. Mann Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 7, 2002
/S/ KIRBY L. CRAMER* Kirby L. Cramer Director	March 7, 2002
/S/ ROBERT J. HERBOLD* Robert J. Herbold Director	March 7, 2002
/S/ JOHN E. LYONS* John E. Lyons Director	March 7, 2002

	/s/ JOSEPH M. MAHADY* Joseph M. Mahady Director	March 7, 2002
	/s/ EDITH W. MARTIN* Edith W. Martin Director	March 7, 2002
	/s/ LAWRENCE V. STEIN* Lawrence V. Stein Director	March 7, 2002
*By:	/s/ DAVID A. MANN David A. Mann Attorney-in-Fact	March 7, 2002

SCHEDULE II

IMMUNEX CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2001, 2000 and 1999
(In thousands)

	Balance at Beginning of Period	Additions Charged to Product Sales	Deductions	Balance at End of Period
Year ended December 31, 1999:				
Reserve for discounts, returns and bad debts	$11,627	$26,622	$16,425	$21,824
Reserve for chargebacks, Medicaid rebates and administrative fees	$12,610	$49,702	$40,342	$21,970
Year ended December 31, 2000:				
Reserve for discounts, returns and bad debts	$21,824	$33,336	$28,837	$26,323
Reserve for chargebacks, Medicaid rebates and administrative fees	$21,970	$83,845	$87,759	$18,056
Year ended December 31, 2001:				
Reserve for discounts, returns and bad debts	$26,323	$29,141	$29,935	$25,529
Reserve for chargebacks, Medicaid rebates and administrative fees	$18,056	$90,434	$89,889	$18,601

Immunex Board of Directors

Edward V. Fritzky
Chairman, Chief Executive Officer and President
Immunex Corporation

Kirby L. Cramer
Chairman Emeritus
Hazleton Laboratories Corporation

Robert J. Herbold, PhD
Executive VP, Chief Operating Officer (Retired)
Microsoft Corporation

John E. Lyons
Vice Chairman of the Board (Retired)
Merck & Company

Joseph M. Mahady
President, North America
Wyeth Pharmaceuticals

Edith W. Martin, PhD
Chief Executive Officer
Advanced Global Technologies

Peggy V. Phillips
Executive VP, Chief Operating Officer
Immunex Corporation

Lawrence V. Stein
Senior VP, Deputy General Counsel
Wyeth

Douglas E. Williams, PhD
Executive VP, Chief Technology Officer
Immunex Corporation

Immunex Senior Management

Michael W. Aguiar
VP, Finance

Daniel J. Burge, MD
VP, Clinical Research

Scott A. Burton
VP, ENBREL Sales

Efi Cohen-Arazi
Senior VP, Supply Operations

Thomas O. Daniel, MD
Senior VP, Discovery Research

Valoree E. Dowell
VP, Corporate Communications

Susan K. Erb
VP, Corporate Facilities & Engineering

Leslie Garrison, MD, MPH
Senior VP, Clinical Research & Development

Laura J. Hamill
VP, ENBREL Marketing

Deborah R. Helleson
VP, Business Development

Andrew H. Hull
VP, Specialty Therapeutics Marketing

Michael K. Kirschner, JD
VP, Intellectual Property

Michael L. Kleinberg, PharmD
VP, Professional Services

Barry A. Labinger
Senior VP & General Manager, Commercial Operations

Philip D. Laub
VP, Human Resources

David A. Mann
Executive VP, Chief Financial Officer, Treasurer

Carl J. March, PhD
Senior VP, Information Technology and Biochemical Sciences

Kendall M. Mohler, PhD
VP, Biological Sciences

Barry G. Pea, JD
Executive VP, General Counsel, Secretary

Mark Rogge, PhD
VP, Pharmacometrics and Preclinical Development

Abbe S. Rubin, PhD
VP, Biometrics

Edison C. Russell
VP, Sales, Specialty Therapeutics

Dale H. Scott
VP, Development

Kenneth B. Seamon, PhD
Senior VP, Drug Development

John E. Sims, PhD
VP, Molecular Biology

Richard B. Stead, MD
VP, Clinical Research

James N. Thomas, PhD
VP, Process Sciences

Annette D. Vahratian
VP, Quality

Dawn M. Viveash, MD
VP, Professional and Regulatory Affairs

Corporate Headquarters

Immunex Corporation
51 University Street
Seattle, Washington 98101

tel. 206.587.0430
fax. 206.587.0606

For Our Customers

Customer Service	800.466.8639	(800-IMMUNEX)
Professional Services	800.466.8639	(800-IMMUNEX)
General Reimbursement Hotline	800.321.4669	(800-321-IMNX)
ENBREL Hotline	888.436.2735	(888-4-ENBREL)
ENBREL Reimbursement Hotline	800.282.7704	

Immunex Corporation on the World Wide Web

Corporate Site: www.immunex.com
ENBREL Information: www.enbrel.com
LEUKINE Information: www.leukine.com
NOVANTRONE Information: www.novantrone.com
Multiple Sclerosis Information: www.msknowledge.com
Cancer Information: www.oncologyknowledge.com
Rheumatoid Arthritis: www.ra-access.com

Shareholder Inquiries

Communications regarding transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent. Inquiries regarding the company and its activities may be directed to the investor relations department at the corporate headquarters. The common stock of the company is traded on the NASDAQ Stock Market under the symbol IMNX. No dividends have been paid on the common stock.

Transfer Agent and Registrar

Mellon Investor Services, LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660

tel. 800.522.6645
www.mellon-investor.com

Forward-Looking Statement

This annual review contains forward-looking statements that involve risks and uncertainties, including risks associated with clinical development, regulatory approvals, our reliance on third-party manufacturers, product commercialization and other risks described from time to time in the Securities and Exchange Commission reports filed by Immunex, including the most recently filed Form 10-Q and Form 10-K. Actual results and timelines may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of the preparation of the annual review. The company disclaims, however, any intent or obligation to update the forward-looking statements.

Important Notice

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, Immunex and Amgen filed with the SEC on January 31, 2002, a joint proxy statement/prospectus that contains important information about the merger. Investors and security holders of Immunex and Amgen are urged to read the joint proxy statement/prospectus filed with the SEC on January 31, 2002, and other relevant materials filed by Immunex or Amgen because they contain, or will contain, important information about Immunex, Amgen and the acquisition. The joint proxy statement/prospectus filed with the SEC on January 31, 2002, other relevant materials, and any other documents filed, or to be filed, by Immunex or Amgen with the SEC may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex Corporation, 51 University Street, Seattle, WA 98101, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320, Attn: Investor Relations. Investors and security holders are urged to read the joint proxy statement/prospectus filed with the SEC on January 31, 2002, and any other relevant materials filed by Immunex or Amgen before making any voting or investment decision with respect to the acquisition.

Immunex, Amgen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Immunex and Amgen in favor of the merger. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock, and information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the joint proxy statement/prospectus for Immunex's meeting of stockholders to be held in connection with the merger and Amgen's meeting of stockholders to be held in connection with the merger, which have been filed with the SEC. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Immunex, Amgen and their respective executive officers and directors in the merger by reading the joint proxy/statement prospectus regarding the acquisition.


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